CONFIDENTIAL	EXECUTION VERSION

Amended and Restated Securities Purchase Agreement
by and among
Univar Solutions Inc.
Univar Solutions USA Inc.
Univar Canada LTD.
ENS Holdings III Corp.
ENS Canada Holdings Corp. and
ENS Holdings II Corp.
for the purchase and sale of
all of the outstanding equity securities of
ES OpCo USA LLC
Sistemas Ecólogicos Para el Control de Plagas S.A. de C.V.
and
ES OpCo Canada II ULC
Date: December 30, 2019

2070531.0005/156709340
20067292

        i

Table of Contents
(continued)

Table of Contents
(continued)

Annexes
Annex A  Definitions

Exhibits
Exhibit A  Form of U.S. Contribution Agreement
Exhibit B  Form of Canada Contribution Agreement
Exhibit C  Letter of Credit
Exhibit D  Form of Target 1 Securities Assignment
Exhibit E  Form of Target 3 Securities Assignment
Exhibit F  Form of § 1445 Certificate
Exhibit G  Form of License Agreement (CropWeb)
Exhibit H  Form of Real Property License Agreement
Exhibit I  Form of 3PL Agreement
Exhibit J  Form of HoldCo Note
Exhibit K  Form of Seller Parent IP Assignment
Exhibit L  Form of Transition Services Agreement

AMENDED AND RESTATED SECURITIES Purchase Agreement
This Amended and Restated Securities Purchase Agreement (this “Agreement”), dated December 30, 2019, is made by and among UNIVAR SOLUTIONS INC., a Delaware corporation (“Seller Parent”), UNIVAR SOLUTIONS USA INC., a Washington corporation (“Seller 1”), UNIVAR CANADA LTD., an Alberta limited corporation (“Seller 2” and, collectively with Seller 1 and Seller Parent, referred to herein as “Seller”), ENS HOLDINGS III CORP., a Delaware corporation (“Purchaser 1”), ENS CANADA HOLDINGS CORP., British Columbia corporation (“Purchaser 2”), and ENS HOLDINGS II CORP., a Delaware corporation (“Purchaser 3”, and collectively, with Purchaser 1 and Purchaser 2, referred to herein as “Purchaser”). Seller Parent, Seller 1, Seller 2, Purchaser 1, Purchaser 2 and Purchaser 3 are referred to herein individually as a “Party” and collectively as the “Parties.”
RECITALS
The Parties entered into that certain Securities Purchase Agreement, dated as of December 5, 2019 (as in effect immediately prior to the effectiveness of this Agreement, the “Original SPA”).
The Parties have agreed to amend and restate the Original SPA, in the form hereof.
Seller 1 owns all of the issued and outstanding equity securities (the “Target 1 Securities”) of ES OpCo USA LLC, a Delaware limited liability company (“Target 1”);
Seller Parent and Seller 1 collectively own all of the issued and outstanding equity securities (the “Target 2 Securities”) of Sistemas Ecólogicos Para el Control de Plagas S.A. de C.V., a Mexican sociedad anónima de capital variable (“Target 2”);
Seller 2 owns all of the issued and outstanding equity securities (the “Target 3 Securities” and, together with the Target 1 Securities and the Target 2 Securities, the “Company Group Securities”) of ES OpCo Canada II ULC, a British Columbia unlimited liability corporation (“Target 3” and, together with Target 1 and Target 2, the “Company Group” and each a “Company Group Entity”);
Seller Parent, directly or indirectly, owns all of the issued and outstanding equity securities of each of Seller 1 and Seller 2;
On October 28, 2019, Seller 1 formed Target 1, and on December 12, 2019, Seller 2 formed Target 3;
Prior to the Closing, Seller 1 and Target 1, will enter into the contribution agreement substantially in the form attached hereto as Exhibit A (with changes mutually agreed between the Parties, acting reasonably, the “U.S. Contribution Agreement”), pursuant to which Seller 1 will contribute, assign, transfer, convey and deliver to Target 1 certain of the Business Assets and Target 1 will assume certain of the Assumed Liabilities (such transactions collectively, the “U.S. Business Restructuring”);

Prior to the Closing, Seller 2 and Target 3, will enter into the contribution agreement substantially in the form attached hereto as Exhibit B (with changes mutually agreed between the Parties, acting reasonably, the “Canadian Contribution Agreement” and collectively with the U.S. Contribution Agreement, the “Contribution Agreements”), pursuant to which Seller 2 will contribute, assign, transfer, convey and deliver to Target 3 certain of the Business Assets and Target 3 will issue 100 common shares of its capital to Seller 2 and assume certain of the Assumed Liabilities (such transactions collectively, the “Canadian Business Restructuring” and, together with the U.S. Business Restructuring, the Corporativo Employee Transfer, the Pre-Closing Asset Transfers and any other asset transfer contemplated by Section 7.23, the “Restructuring”);
Concurrently with the execution of the Original SPA, AEA Investors SBF IV LP and AEA Investors Small Business Fund III LP (collectively, the “Sponsor”) and Seller entered into a Limited Guarantee (the “Limited Guarantee”);
Concurrently with the execution and delivery of the Original SPA, the individuals listed on Schedule 1.1(a) entered into employment agreements; and
Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, after the consummation of the U.S. Business Restructuring and the Canadian Business Restructuring, the Company Group Securities in exchange for the Purchase Price (as adjusted in accordance herewith) and upon the terms and subject to the conditions hereinafter set forth.
AGREEMENT
In consideration of the foregoing premises and the representations, warranties, covenants and agreements hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
1.1 Definitions. All capitalized terms used in this Agreement, unless otherwise defined in the main body of this Agreement, have the meaning given to such terms in Annex A attached hereto.
1.2 Interpretive Matters.
(a) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in beginning the calculation of such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b) Any reference in this Agreement to $ shall mean U.S. dollars. All accounting terms used herein shall, to the extent not inconsistent with the express terms of this Agreement, be construed in conformity with GAAP.
(c) All references in this Agreement to any “Annex”, “Exhibit” or “Schedule” are to the corresponding Annex, Exhibit or Schedule to this Agreement, unless otherwise specified. The Annexes, Exhibits and Schedules to this Agreement are an integral part of this Agreement. All Annexes, Exhibits and Schedules to this Agreement are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Annexes, Schedule or Exhibit to this Agreement but not otherwise defined therein shall have the meanings set forth in this Agreement. The disclosure of any matter or item in any Schedule to this Agreement shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed therein.
(d) Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.
(e) The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings in this Agreement are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “ARTICLE” or “Section” are to the corresponding ARTICLE or Section of this Agreement, unless otherwise specified.
(f) As used in this Agreement, the words “hereby,” “herein,” “hereinafter,” “hereof,” “hereto” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear, unless the context otherwise requires.
(g) As used in this Agreement, the word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.
(h) An item arising with respect to a specific representation or warranty contained in this Agreement shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement for such item, (ii) such item is otherwise specifically set forth on such balance sheet or financial statement, or (iii) such item is reflected on the balance sheet or financial statement and is specifically set forth in the notes thereto.
(i) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”
(j) Any reference in this Agreement to Law or a Law (including a Law specifically identified and defined herein) means such Law as from time to time amended,

modified or supplemented (including by succession of comparable successor Laws). Except as otherwise provided in this Agreement, any reference in this Agreement to a Contract or other document means such agreement (i) as from time to time amended prior to the date hereof, provided that a true, correct and complete copy of such agreement, as so amended, has been made available to all of the Parties hereto prior to the execution of the Original SPA or (ii) as amended following the date hereof as expressly required pursuant to the terms of this Agreement.
(k) The word “or” shall be deemed to mean “and/or”.
(l) The phrase “provided” or “delivered” or “made available” when used in reference to anything made available to the Purchaser or its Representatives, shall be deemed to mean uploaded to and made available to Purchaser and its Representatives in the on-line data room hosted on behalf of the Seller or otherwise delivered to, or being in the possession of, Purchaser or its Representatives at least two (2) Business Days prior to the date hereof.
(m) Whenever this Agreement requires Seller or any of its Subsidiaries to take any action, such requirement shall be deemed to involve an undertaking on the part of any Seller to take such action or to cause the other Seller and such Subsidiary to take such action. The obligations of Seller hereunder are joint and several.
(n) The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement; the language used herein will be deemed to be the language chosen by the Parties to express their mutual intent. Further, prior drafts of this Agreement or any of the Ancillary Agreements hereto or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement or any Ancillary Agreements hereto shall not be used to construe this Agreement or any Ancillary Agreements hereto or otherwise constitute evidence of the intent of the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of such prior drafts.
(o) The phrases “the date hereof”, “the date of this Agreement” and “to date”, or any variation thereof, when used in this Agreement shall refer to the Original SPA Date.
ARTICLE II
SALE AND PURCHASE OF THE COMPANY GROUP SECURITIES
2.1 Sale and Purchase of the Company Group Securities. Upon the terms and subject to the conditions contained herein, at the Closing, (a) Seller 1 shall, and shall cause its Affiliates to, sell, transfer, assign, convey and deliver to Purchaser 1, and Purchaser 1 shall purchase, acquire and accept from Seller and such Affiliates, all of Seller 1’s and such Affiliates’ right, title and interest in and to the Target 1 Securities, (b) Seller 1 and Seller Parent shall, and shall cause their Affiliates to, sell, transfer, assign, convey and deliver to Purchaser 1 and Purchaser 3, respectively, and Purchaser 1 and Purchaser 3 shall purchase, acquire and accept from Seller 1, Seller Parent and such Affiliates, all of Seller 1’s, Seller Parent and such Affiliates’ right, title and interest in and to the Target 2 Securities, and (c) Seller 2 shall, and shall cause its Affiliates to, sell, transfer, assign, convey and deliver to Purchaser 2 and Purchaser 2 shall purchase, acquire and accept from Seller 2, all of Seller 2’s and such Affiliates’ right, title and interest in and to the Target 3 Securities, in each case, free and clear of all Liens (other than transfer restrictions imposed by securities Laws).
ARTICLE III
CONSIDERATION
3.1 Consideration. The aggregate purchase price for the Company Group Securities shall be an amount in cash equal to:
(a) $195,000,000.00 (One Hundred Ninety-Five Million Dollars) (the “Purchase Price”), subject to
(b) the adjustments to the purchase price as provided in Sections 3.3 and 3.4.
3.2 Payment of Purchase Price. At the Closing,
(a) Each of Purchaser 1, Purchaser 2 and Purchaser 3 shall pay, or cause to be paid, to Seller, an amount equal to the portion of the Adjusted Purchase Price (as defined below) allocable to the Company Group Securities (as set forth in the allocation agreed to under Section 3.5 below) to be purchased by such Purchaser, which amount shall be paid by wire transfer of immediately available funds into an account designated by Seller,
(b) Purchaser 3 shall deliver to Seller the Holdco Note,
(c) Seller shall deliver or cause to be delivered to Purchaser a receipt for the Adjusted Purchase Price, duly executed by Seller, and
(d) Purchaser 1 shall pay, or cause to be paid, the Estimated Seller Transaction Expenses in such amounts and to such accounts as specified by Seller by written notice given to Purchaser no less than one (1) Business Day prior to the Closing Date; provided, however, that in the case of Estimated Seller Transaction Expenses, if any, owed to employees of any Company Group Entity at Closing, Purchaser 1 shall pay, or cause to be paid, such amounts to the applicable Seller Group Member upon the Closing and Seller shall cause the applicable Seller Group Member to pay such amounts (less applicable withholding and any Taxes required to be paid by the applicable Seller Group Member with respect thereto) to the applicable employees promptly following the Closing.
To the extent requested by Purchaser, Seller shall cooperate with Purchaser to make available to Purchaser as of the Closing the Estimated Cash for use by Purchaser to fund the payments contemplated in this Section 3.2.

3.3 Closing Statement. At least five (5) Business Days prior to the Closing Date (the “Closing Statement Delivery Date”), Seller shall cause to be prepared and delivered to Purchaser a written statement that is duly executed by an authorized officer of Seller (the “Closing Statement”) setting forth Seller’s good faith estimate of the following, together with reasonable supporting documentation for such estimates:
(a) Working Capital Adjustment Amount (“Estimated Working Capital Adjustment Amount”);
(b) the Cash Amount as of the Effective Time (“Estimated Cash”);
(c) Indebtedness of the Company Group as of the Effective Time (“Estimated Indebtedness”);
(d) Seller Transaction Expenses as of the Effective Time (“Estimated Seller Transaction Expenses”); and
(e) the corresponding Adjusted Purchase Price to be paid at the Closing (which, subject to Section 3.4, shall conclusively constitute the adjusted purchase price at the Closing, absent manifest error).
The preparation of the Closing Statement shall be for the purpose of determining the Estimated Working Capital Adjustment Amount, the amounts for Estimated Cash, Estimated Indebtedness and Estimated Seller Transaction Expenses, and the Adjusted Purchase Price to be paid at the Closing. Not less than two (2) Business Days prior to the anticipated Closing Date, Purchaser shall notify Seller in the event that it disputes any aspect of the Closing Statement or the calculations therein, and prior to the Closing Date, Purchaser and Seller shall negotiate in good faith to resolve any such dispute (or any aspect thereof) and any resolution so mutually agreed in writing by Purchaser and Seller prior to the Closing Date shall be deemed to modify the Closing Statement for purposes of this Agreement; provided, however, that (i) neither Seller nor Purchaser shall be obligated to agree to any proposed resolution and (ii) no dispute or negotiations related to the Closing Statement shall delay or condition the occurrence of the Closing or the payment to Seller of the amounts set forth in the Closing Statement.
3.4 Final Closing Statement; Adjustments and Payments.
(a) As promptly as practicable, but no later than 90 days after the Closing Date, Purchaser shall cause to be prepared and delivered to Seller a statement (the “Final Closing Statement”) setting forth Purchaser’s calculation of the following, together with reasonable supporting documentation for such calculations:
(i) the Working Capital Adjustment Amount (“Final Working Capital Adjustment Amount”);
(ii) the Cash Amount as of the Effective Time (“Final Cash”);

(iii) Indebtedness of the Company Group as of the Effective Time (“Final Indebtedness”); and
(iv) Seller Transaction Expenses as of the Effective Time (“Final Seller Transaction Expenses” and together with the calculations of the items in clauses (i)-(iii) and of the Final Adjusted Purchase Price, collectively, the “Final Closing Calculations”).
The preparation of the Final Closing Statement shall be for the purpose of determining the Final Working Capital Adjustment Amount, the amounts for Final Cash, Final Indebtedness and Final Seller Transaction Expenses, and the Final Adjusted Purchase Price.
(b) During the 45-day period following Seller’s receipt of the Final Closing Statement, Seller and its accountants and other Representatives will be permitted reasonable access to review the books and records and other information of Purchaser and the Company Group used in the preparation of the Final Closing Statement during regular business hours and shall be entitled to reasonable access to the personnel in its employ responsible for preparing the information used in, and the preparation of, the Final Closing Statement to respond to the reasonable inquiries of, or request for information by, Seller its accountants and other Representatives; provided that such review and evaluation will only be upon reasonable notice, will not unreasonably disrupt personnel and operations of either Purchaser or the Company Group and will be at Seller’s sole cost and expense and neither Purchaser nor any of its Affiliates shall have any obligation to make available any information or materials if doing so would violate attorney-client privilege, non-disclosure obligations with third parties or applicable Law (and in such circumstance of non-disclosure obligations with third parties, Purchaser shall use commercially reasonable efforts to obtain removal of such non-disclosure limitations from such third parties).
(c) If Seller disagrees with the Final Closing Calculations set forth in the Final Closing Statement delivered pursuant to Section 3.4(a), Seller may, within 45 days after receipt of the Final Closing Statement, deliver a written notice to Purchaser disagreeing with such Final Closing Calculations and setting forth Seller’s calculations included in the Final Closing Calculations. If Seller fails to deliver such a notice of disagreement within such 45-day period, the Final Closing Statement and the amounts set forth therein shall be deemed to have been accepted by Seller and shall be final and binding upon all of the Parties to this Agreement for all purposes hereof. Any such notice of disagreement shall specify in reasonable detail those calculations, items and amounts as to which Seller disagrees (including its calculation of the amounts in dispute), and Seller shall be deemed to have agreed with all other calculations, items and amounts contained in the Final Closing Statement delivered pursuant to Section 3.4(a).
(d) If a notice of disagreement shall be duly delivered pursuant to Section 3.4(c), Seller and Purchaser shall, during the 15 days after such delivery (or such additional period as may be mutually agreed to by the Seller and Purchaser), use their respective commercially reasonable efforts to reach agreement on the disputed calculations, items and amounts included in the Final Closing Calculations in order to determine, as may be required, the Final Adjusted Purchase Price, including the Final Working Capital Adjustment Amount, which amount shall not be less than the amount thereof shown in Purchaser’s calculation delivered pursuant to Section 3.4(a) nor more than the amount thereof shown in Seller’s calculation delivered pursuant to Section 3.4(c). If during such period, Seller and Purchaser are unable to reach agreement as to all of the disputed items or amounts, they shall promptly thereafter appoint Deloitte, or if Deloitte is unable or unwilling to act, another internationally recognized independent accounting firm reasonably acceptable to Seller and Purchaser (the “Accounting Referee”) to review this Agreement and the disputed calculations, items and amounts for the purpose of calculating the Final Closing Calculations. Purchaser and Seller shall execute any agreement reasonably required by the Accounting Referee for its engagement hereunder. In making such calculations, the Accounting Referee shall consider only those calculations, items or amounts in the Final Closing Statement and Purchaser’s calculations of the Final Closing Calculations as to which Seller has disagreed (and which have not been subsequently resolved in writing by Seller and Purchaser), and the Accounting Referee’s calculation of both individual line items and the aggregate Final Adjusted Purchase Price must be within the range of values assigned to each such item in the Final Closing Statement delivered by Purchaser and the notice of disagreement delivered by Seller, respectively. Seller and Purchaser shall instruct the Accounting Referee to deliver to Seller and Purchaser, as promptly as practicable (but in any case no later than 45 days from the date of engagement of the Accounting Referee, unless the Seller and Purchaser mutually agree to a later date), a report setting forth such calculations; provided, however, that in no event will any of the disputed items or amounts determined by the Accounting Referee be:
(i) less than Purchaser’s calculation thereof in the Final Closing Statement where a lower amount would benefit Purchaser;
(ii) more than Seller’s calculation thereof in their notice of disagreement delivered pursuant to Section 3.4(c) where a higher amount would benefit Seller;
(iii) more than Purchaser’s calculation thereof in the Final Closing Statement where a higher amount would benefit Purchaser; or
(iv) less than Seller’s calculation thereof in their notice of disagreement delivered pursuant to Section 3.4(c) where a lower amount would benefit Seller.
Such report shall be final and binding upon Seller and Purchaser, absent mathematical error by the Accounting Referee or fraud. The Parties agree that the Accounting Referee’s report shall constitute an arbitral award and may be enforced as an arbitral award. The Parties will provide the Accounting Referee with all documents requested by it as soon as reasonably practicable. The Accounting Referee will be instructed to grant the Parties the opportunity to state their points of view, and, upon request by a Party, the Accounting Referee will conduct a hearing on any disputed items or amounts as to which Seller and Purchaser have not reached written agreement. All submissions by Seller or Purchaser to the Accounting Referee will be in writing and will be delivered simultaneously to the other Party, and there will be no ex parte communication with the Accounting Referee. The fees and expenses of the Accounting Referee will be borne in the same proportion as the aggregate dollar amount of the unresolved matters that are submitted to the Accounting Referee pursuant to this Section 3.4(d) that are unsuccessfully disputed by each Party (as finally determined by the Accounting Referee) bears to the aggregate dollar amount of all of the unresolved matters that are submitted to the Accounting Referee.
(e) Subject to the limitations in Section 3.4(b), Seller and Purchaser shall use commercially reasonable efforts to cooperate and assist in the preparation of the Final Closing Statement and the calculation of the Final Closing Calculations and in the conduct of the review and dispute resolution process provided for in this Section 3.4; provided, however, that notwithstanding the foregoing, none of Purchaser or any of its Affiliates, or the Representatives of Purchaser or any of their Affiliates, will be entitled to review the Tax Returns of Seller or any Affiliate of Seller for any purpose; provided, further that such review and evaluation will only be upon reasonable notice and in compliance with all applicable Laws, will not unreasonably disrupt personnel and operations of Seller, Purchaser or the Company Group, as applicable, and will be at the requesting party’s sole cost and expense.
(f) If the Final Adjusted Purchase Price exceeds the Adjusted Purchase Price, Purchaser shall pay, or cause to be paid, to Seller the amount of such excess. If the Adjusted Purchase Price exceeds the Final Adjusted Purchase Price, Seller shall pay, or shall cause to be paid, to Purchaser the amount of such excess. All payments made pursuant to this Section 3.4(f) shall be made within five Business Days after the Final Closing Calculations have been finally determined, and each payment shall be made by wire transfer by Purchaser or Seller, as the case may be, of immediately available funds to the account of such other Party as may be designated in writing by such other Party.
(g) The process set forth in this Section 3.4 will be the sole and exclusive remedy of the Parties and their respective Affiliates for any disputes related to the Final Closing Calculations and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith. For the avoidance of doubt, the calculations to be made pursuant to this Section 3.4 are not intended to be used to adjust for errors or omissions that may be found with respect to the Financial Records, or any inconsistencies between the Financial Records or the Agreed Accounting Principles, on the one hand, and any other accounting standards, guidelines, principles or practices, on the other hand. After the final determination of the Final Closing Calculations pursuant to this Section 3.4, none of the Parties will have the right to make any claim pursuant to this Section 3.4 based upon the calculation of such amounts as of the Closing (even if subsequent events or subsequently discovered facts would have affected the determination of such amounts had such subsequent events or subsequently discovered facts been known at the time of the final determination of such amounts pursuant to this Section 3.4); provided this Section 3.4(g) shall in no way affect the rights of any Party under Section 7.13 or Section 7.19.

3.5 Purchase Price Allocation. The Parties hereto agree to allocate the Purchase Price among the Company Group Securities in accordance with Schedule 3.5, which allocation shall be used for all Tax purposes among the Company Group Securities. No later than thirty (30) Business Days following the determination of the Final Adjusted Purchase Price, Purchaser shall allocate the Final Adjusted Purchase Price, the Holdco Note and any assumed liabilities (as determined for U.S. federal income tax purposes), among the tangible and intangible assets of each Company Group Entities in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (the “Tax Allocation”) and shall deliver a written statement to Seller describing such Tax Allocation (the “Tax Allocation Statement”). If Seller disagrees with any portion of the Tax Allocation Statement, Seller shall notify Purchaser in writing of such disagreement within thirty (30) days after delivery by Purchaser to Seller of the Tax Allocation Statement. If Seller notifies Purchaser of its disagreement with any portion of the Tax Allocation Statement, then Purchaser and Seller shall work in good faith to resolve such disagreement and after such resolution, the agreed upon Tax Allocation shall be considered final and each of Seller and Purchaser and each of their Affiliates shall use such Tax Allocation Statement for U.S. federal income Tax purposes. If Purchaser and Seller are unable to resolve all disagreements within twenty (20) days of Seller first notifying Purchaser of its disagreement, then Purchaser and Seller may separately determine the allocation of the Final Adjusted Purchase Price for Tax purposes and use its own separate allocation in filing its own Tax Returns.
3.6 Withholding. The Purchaser shall be entitled to deduct and withhold from any payment made hereunder, such amounts as may be required or permitted to be deducted and withheld with respect to the making of such payment under the Code or the ITA, or under any applicable provision of U.S. or Canadian federal, state, provincial, local or foreign Tax Law; provided, if possible, that at least five (5) Business Days prior to the Closing Date the Purchaser will (a) use commercially reasonable efforts to provide the Seller with written notice of its intention to withhold (including the basis for the withholding obligation) and (b) cooperate with Seller to the extent commercially reasonable in efforts to eliminate or reduce such deduction or withholding. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which the Purchaser made such deduction or withholding.
Notwithstanding the above, regarding the transfer of Target 2 Securities, the Purchaser shall not deduct and withhold from any payment made in connection with the Target 2 Securities, and Seller Parent and Seller 1 shall deliver to Purchaser within twenty (20) Business Days following the Closing Date (i) the relevant Tax returns filed with the Mexican tax authorities either by Seller Parent and Seller 1 and (ii) proof of payment of such Tax returns. Seller Parent and Seller 1 shall also deliver the corresponding invoices for the sale of Target 2 Securities, which shall comply with the provisions contained in articles 29 and 29-A of the Federal Fiscal Code (Código Fiscal de la Federación), rule 2.7.1.16. of the Tax Miscellaneous Resolution (Resolución Miscelánea Fiscal) for fiscal year 2019 in force, or any successor provisions.
If Seller Parent and Seller 1 elect to submit to the Mexican Tax authorities a tax report (dictamen fiscal) issued by a registered public accountant according to the provisions of article

161 of the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), Seller Parent and Seller 1 shall deliver to the Purchaser and Target 2 within five (5) Business Days following its filing a copy of the tax report cover letters filed before the Mexican tax authorities as a result of the execution and performance of this Agreement, in terms of the aforementioned tax provisions (for the avoidance of doubt, the “Carta de presentación del dictamen de enajenación de acciones”, Official Format 40 issued by the Mexican tax authorities).
ARTICLE IV
CLOSING AND TERMINATION
4.1 Closing Date. Subject to the satisfaction of the conditions set forth in Sections 8.1 and 8.2 (or the waiver thereof by the Party entitled to waive that condition), the consummation of the sale and purchase of the Company Group Securities provided for in Section 2.1 (the “Closing”) shall take place by either electronic delivery of documentation or physical delivery of documentation (at the offices of Stinson LLP located at 7700 Forsyth Boulevard, Suite 1100, St. Louis, MO 63105), as mutually determined by the Parties, at 9:00 a.m. CS, on the second Business Day after the satisfaction or waiver of each condition to the Closing set forth in ARTICLE VIII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another date is mutually agreed to in writing by the Parties; provided that, notwithstanding anything to the contrary contained in this Agreement, the Closing shall not occur prior to December 31, 2019 or such earlier date specified by Purchaser to Seller upon not less than two (2) Business Days’ prior written notice (and in any event subject to the satisfaction or waiver of the conditions to Closing as of the Closing). The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”
4.2 Termination of Agreement. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated prior to the Closing as follows:
(a) by either Seller or Purchaser, by written notice to the other Party, after December 31, 2019 (the “Termination Date”), if the Closing shall not have occurred by the close of business on December 31, 2019; provided the right to terminate this Agreement pursuant to this Section 4.2(a) shall not be available to any party whose breach of any representation, warranty, covenant or agreement of such party in this Agreement caused, or resulted in, the failure of the Closing to have occurred prior to such time;
(b) by mutual written agreement of Seller and Purchaser;
(c) by either Seller or Purchaser, by written notice to the other Party, if there shall be in effect any Law or final nonappealable Order of a Governmental Body of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated hereby;
(d) by Purchaser, by written notice to Seller, if there has been a breach of any representation, warranty, covenant or agreement made by the Seller in this Agreement, or any such representation and warranty shall have become untrue after the date of this

Agreement, such that the conditions set forth Section 8.1(a) or 8.1(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the date that is two (2) Business Days prior to the Termination Date; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 4.2(d) if Purchaser is then in breach of any of its representations, warranties, covenants or agreements under this Agreement such that the conditions set forth Section 8.2(a) or 8.2(b) would not be satisfied if the Closing occurred at such time;
(e) by Seller, by written notice to Purchaser, if there has been a breach of any representation, warranty, covenant or agreement made by the Purchaser in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth Section 8.2(a) or 8.2(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the date that is two (2) Business Days prior to the Termination Date; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 4.2(e) if Seller is then in breach of any of its representations, warranties, covenants or agreements under this Agreement such that the conditions set forth Section 8.1(a) or 8.1(b) would not be satisfied if the Closing occurred at such time; or
(f) by Seller if (i) Purchaser fails to consummate the Closing on the date the Closing is required to have occurred pursuant to Section 4.1, (ii) all of the conditions precedent to Purchaser’s obligations to consummate the Closing under Section 8.1 (other than any such condition which by its nature is to be satisfied on the Closing Date, but subject to such conditions being capable of being satisfied assuming the Closing occurs on such date) have been satisfied and continue to be satisfied, (iii) Seller confirmed by written notice to Purchaser that the date the Closing should have occurred pursuant to Section 4.1 has occurred and Seller irrevocably certifies that they are ready, willing and able to consummate the Closing on the date of such written notice and throughout the immediately subsequent two (2) Business Day period, and (iv) Purchaser fails to consummate the Closing within two (2) Business Days following receipt of such written certification.
4.3 Effect of Termination. If this Agreement is validly terminated pursuant to Section 4.2, this Agreement shall thereupon become null and void and of no further force and effect and each of the Parties shall be relieved of their duties and obligations arising under this Agreement after such termination and such termination shall be without Liability to Purchaser or Seller (other than the rights and obligations provided for in this Section 4.3 (Effect of Termination), Section 4.4 (Termination Fee), Section 7.6 (Confidentiality), Section 7.9 (Publicity), and ARTICLE X (Miscellaneous)); provided that, subject to Section 4.4(b), no such termination shall relieve any Party from Liability for any intentional fraud or Intentional Breach of this Agreement prior to such termination (except that the Purchaser and its Affiliates, their respective shareholders, partners, equityholders, employees, directors, officers, Representatives and Affiliates shall not be liable for any breach if the Termination Fee (and any costs which are due and payable to Seller under Section 4.4(b)) has been paid).
4.4 Termination Fee.

(a) In the event that this Agreement is validly terminated (i) by Seller in accordance with Section 4.2(e) or Section 4.2(f) or (ii) by Purchaser in accordance with Section 4.2(a) at a time when Seller had the right to validly terminate this Agreement under Section 4.2(e) or Section 4.2(f), then, Purchaser shall pay or cause to be paid to Seller Parent, within five (5) Business Days following such termination, an amount in cash equal to $11,700,000.00 (Eleven Million Seven Hundred Thousand Dollars) (the “Termination Fee”) by wire transfer of immediately available funds to an account designated in writing by Seller Parent.
(b) Notwithstanding anything to the contrary in this Agreement, in the event that the Termination Fee is payable in accordance with the terms of this Agreement, (i) Seller Parent’s right to receive the Termination Fee pursuant to Section 4.4(a) and the Enforcement Costs pursuant to this Section 4.4(b) shall be the sole and exclusive remedy of the Seller and any other Person against Purchaser, the Debt Financing Sources, the Sponsor, their Affiliates and their respective Representatives (and, without limiting Section 10.10, no such Person shall have any other Liability for any or all Losses suffered or incurred by Seller or any other Person) relating to or arising out of this Agreement and the transactions contemplated hereby, including any failure of the Closing to be consummated, and (ii) upon payment of Termination Fee (and the Enforcement Costs, if any), no such Person shall have any further Liability relating to or arising out of this Agreement or the transactions contemplated hereby, including the Limited Guarantee. For the avoidance of doubt, under no circumstances shall Seller be permitted or entitled to receive both a grant of specific performance and any money damage, including all or any portion of the Termination Fee. If Purchaser fails to pay the Termination Fee pursuant to Section 4.4(a), and, in order to obtain such payment, Seller Parent commences a Legal Proceeding that results in a final, nonappealable judgment against Purchaser for the payment of the Termination Fee pursuant to Section 4.4(a), Purchaser shall pay, or cause to be paid, in addition to the Termination Fee, to Seller Parent, Seller Parent’s reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred by Seller Parent in connection with such Legal Proceeding (the “Enforcement Costs”).
(c) The Parties acknowledge and agree that the agreements contained in this Section 4.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not otherwise enter into this Agreement. The Parties acknowledge and agree that (i) under no circumstances will the Seller or any of its Affiliates, indirectly and collectively, seek to recover, or be entitled to recover, any money damages or other Losses of any kind, character or description in excess of the Termination Fee (and the Enforcement Costs, if any), (ii) in no event shall Purchaser be required to pay the Termination Fee on more than one occasion and (iii) any payment of the Termination Fee, as applicable, described in this Section 4.4 is not a penalty but is liquidated damages in a reasonable amount that will compensate the Seller in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER
Seller hereby represents and warrants to Purchaser as of the date hereof and as of Closing that:
5.1 Organization and Good Standing.
(a) Seller Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as now conducted. Seller 1 is a corporation duly organized, validly existing and in good standing under the Laws of the State of Washington and has all requisite limited liability company power and authority to own and operate its properties and assets and to carry on its business as now conducted. Seller 2 is a company duly organized, validly existing and in good standing under the Laws of Alberta and has all requisite company power and authority to own and operate its properties and assets and to carry on its business as now conducted. Each Company Group Entity is duly organized, validly existing and in good standing under the Laws of its respective state or country of formation and has all requisite power and authority to own and operate its properties and assets and to carry on its business, including, as of the Closing, the Business. Seller is duly qualified or authorized to do business and is in good standing under the Laws of each jurisdiction in which it owns real property and each other jurisdiction in which the conduct of its business or the ownership of its properties and assets requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to, individually or in the aggregate, to prohibit or materially impair Seller’s ability to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.
(b) Each Company Group Entity is duly qualified or authorized to do business and is in good standing under the Laws of each jurisdiction in which it owns real property and each other jurisdiction in which its conduct of the Business or the ownership of its properties and assets requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to be material to the Business, taken as a whole. Seller has made available to Purchaser accurate and complete copies of the Organizational Documents of each Company Group Entity, as amended to date and currently in effect. Other than the Seller Parent IP, the Seller Parent holds no Business Assets.
(c) Each of Target 1 and Target 3 was formed solely for the purpose of effecting the transactions contemplated by this Agreement and, except pursuant to the Restructuring, neither Target 1 nor Target 3 was engaged in any business activities, conducted any operations whatsoever, had any employees, assets or Liabilities, or paid any dividends or other distributions.
5.2 Authorization of Agreement. Seller has all requisite power, authority and legal capacity to execute and deliver this Agreement and each other agreement or document contemplated by this Agreement (including the Ancillary Agreements) to be executed by Seller in connection with the consummation of the transactions contemplated by this Agreement (the “Seller Documents”), and to perform its obligations thereunder (including to consummate the Transactions). The execution and delivery of this Agreement and each of the Seller Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all required action on the part of Seller. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by Seller, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Seller Document, when so executed and delivered will constitute, the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity (the “General Enforceability Exceptions”).
5.3 Conflicts; Consents. Except as set forth on Schedule 5.3:
(a) none of the execution and delivery by Seller of this Agreement or the Seller Documents, the compliance by Seller with any of the provisions hereof or thereof or the consummation of the Transactions will:
(i) conflict with or result in any violation of the Organizational Documents of Seller or any Company Group Entity;
(ii) conflict with, or result in any breach or violation of or default (with or without notice or lapse of time, or both) or payment obligation under, or give rise to a right of termination or cancellation of any right or benefit under, or result in the loss of rights under (or constitute an event which, with notice or lapse of time, or both, would constitute a violation, default or breach under), any Material Contract or Permit or Real Property Lease to which Seller or any Company Group Entity is a party or by which Seller, any Company Group Entity or any of the properties or assets of Seller or the Company Group are bound (other than Contracts that have been terminated or will expire by their terms before or upon the Closing and Contracts with Affiliates of Seller that will be terminated before or upon the Closing), except where the conflict, breach, violation, default, termination or cancellation would not be material to the Business, taken as a whole;
(iii) result in any violation of any Law or Order applicable to the Seller or the Company Group or the Business or by which any of the properties or assets of Seller or the Company Group or the Business are bound, except where the violation would not be material to the Business, taken as a whole; or
(iv) result in the imposition or creation of a Lien upon or with respect to any of the properties or assets of Seller or the Company Group or the Business (other than Permitted Exceptions); and

(b) none of the execution and delivery by Seller of this Agreement or the Seller Documents, the compliance by Seller with any of the provisions hereof or thereof or the consummation of the Transactions will require Seller or the Company Group to obtain any Order, Permit or waiver of, or declare or file with, or give notification to, any Person (including any Governmental Body), except for:
(i) compliance with the applicable requirements of the HSR Act and any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”); and
(ii) such Orders, Permits, waivers, declarations, filings and notifications as to which the failure to obtain, make or give the same would not be material to the Business, taken as a whole or prohibit or materially impair Seller’s ability to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.
5.4 Ownership and Transfer of the Company Group Securities. Seller is the record and beneficial owner of all of the Company Group Securities, free and clear of any and all Liens other than transfer restrictions imposed by securities Laws and those set forth on Schedule 5.4, which shall be released at or prior to Closing. Seller has the power and authority to sell, transfer, assign and deliver the Company Group Securities as provided in this Agreement, and such delivery will convey to Purchaser good and marketable title to the Company Group Securities, free and clear of any and all Liens, other than transfer restrictions imposed by securities Laws and Liens created by Purchaser.
5.5 Capitalization.
(a) The authorized Equity Interests and the number of issued and outstanding Equity Interests of each Company Group Entity is set forth on Schedule 5.5(a). The Company Group Securities have been duly authorized for issuance, are validly issued and fully paid and nonassessable, were not issued in violation of any securities Laws or preemptive rights and are owned of record and beneficially by the applicable Seller.
(b) Other than this Agreement there is no Contract to which Seller or any of its Affiliates is a party requiring the delivery of any of the Company Group Securities by Seller, or the issuance of any Company Group Securities by any Company Group Entity, to another Person, at the option of such Person or otherwise. Neither Seller nor any Company Group Entity is a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the Company Group Securities. Except as set forth on Schedule 5.5(b), there are no options, warrants, calls, purchase rights, subscription rights, rights of first refusal, preemptive rights, conversion rights, exchange rights or rights of conversion or other similar rights, agreements, arrangements, contracts or commitments obligating any Company Group Entity to issue or sell any Equity Interests, other than, in each case, pursuant to this Agreement.

(c) There are no securities of the Company Group outstanding that, upon conversion, exchange or exercise thereof, would require the issuance of any securities of any Company Group Entity or other securities convertible into or exchangeable or exercisable for securities of any Company Group Entity. There are no outstanding or authorized calls, stock options, stock appreciation, restricted stock, restricted stock unit, phantom stock, profit participation or other similar equity rights or equity-based incentive awards with respect to any Company Group Entity, and no repurchase, redemption or other obligation to acquire for value any shares of any class of capital stock or Equity Interests of such Company Group Entity.
5.6 No Subsidiaries or Minority Investments. The Company Group does not have any Equity Interest in any Person. The Company Group has not agreed and is not obligated to make any future investment in or capital contribution to any Person.
5.7 Financial Information. Schedule 5.7 sets forth or refers to the following financial statements and information with respect to the Business (the “Financial Records”): (i) the unaudited combined balance sheet of the Business as of December 31, 2017 and December 31, 2018 and the unaudited combined statement of income for the Business for the twelve (12) month periods then ended, and (ii) the unaudited combined balance sheet of the Business as of July 31, 2019 and the unaudited statement of income for the Business for the seven (7) month period then ended (“Interim Financial Records”). Except as set forth on Schedule 5.7, the Financial Records (1) have been prepared based on the books and records of the Seller and its Affiliates, as applicable, (2) have been prepared in all material respects consistent with the accounting policies of the Seller and its Affiliates and (3) fairly present, in all material respects, the combined financial condition and combined results of operation of the Business as of the dates and for the periods presented. The records of the Seller, the Company Group and the Business have been maintained in material compliance with applicable legal and accounting requirements, and such records accurately reflect, in all material respects, all transactions in respect of the Business and the properties, assets and Liabilities of the Business as of the dates presented. Each of Seller, the Company Group and the Business makes and keeps books, records and accounts which, in reasonable detail, accurately and fairly reflect the assets, Liabilities, revenues, expenses and equity of such Person, in each case other than due to inaccuracies or misrepresentations which are not, individually or in the aggregate, material to the Business. Notwithstanding anything to the contrary herein, (A) the Financial Records were prepared solely for the purpose of this Agreement, and (B) the Business was not conducted on a stand-alone basis as a separate entity during the time periods indicated in the Financial Records. The revenues of the Business reflected in the Financial Records are directly attributable to the Business. Associated costs represent all the direct costs of operating the Business but exclude certain costs for the services described in the schedules to the Transition Services Agreement that were provided by the Seller and its Affiliates to the Business during the applicable time periods.
5.8 Absence of Certain Changes; Undisclosed Liabilities; Indebtedness.
(a)

(i) Except as set forth on Schedule 5.8(a), since December 31, 2018, the Seller and its Subsidiaries (including the Company Group) have conducted the Business in all material respects only in the Ordinary Course of Business;
(ii) since December 31, 2018, there has not been any Event that has had or would reasonably be expected to have a Material Adverse Effect; and
(iii) Except as set forth on Schedule 5.8(a), since July 31, 2019, neither Seller nor its Subsidiaries (including the Company Group) has taken any action that, had it been taken after the date of this Agreement would have violated the provisions of Section 7.2.
(b) Except as set forth on Schedule 5.8(b), there are no Liabilities related to the Business or of the Company Group other than:
(i) Liabilities reflected on or set forth in the Financial Records;
(ii) Liabilities arising after December 31, 2018 in the Ordinary Course of Business, which are immaterial and do not arise from any breach of Contract, violation of Law or any tort; and
(iii) immaterial Liabilities arising in connection with this Agreement and the transactions contemplated hereby.
(c) Except as set forth on Schedule 5.8(c), neither the Business nor the Company Group has, or at the Closing will have, any Indebtedness.
5.9 Taxes.
(a) Except as set forth on Schedule 5.9:
(i) each Company Group Entity, or the ultimate Tax parent of the Company Group, as applicable, has duly and timely filed all Tax Returns required to be filed by it (taking into account requests for extensions to file such returns) in accordance with applicable Laws; all such Tax Returns are true, correct and complete in all material respects; and all Taxes required to be paid or remitted by it (whether or not set out on any Tax Return) have been paid or remitted (as applicable) when due or (if not yet due) have been properly provided for in the Financial Records;
(ii) all amounts of Taxes required to be withheld or remitted by any Company Group Entity, have been withheld and have been (or will be) duly and timely paid to the proper taxing authority;

(iii) each Company Group Entity has charged, collected and remitted on a timely basis all Taxes as required under any applicable Law on any sale, supply or delivery whatsoever, made by it, and each such corporation is validly registered as a vendor with the relevant taxing authority for the collection of such Taxes;
(iv)  no deficiencies for any Taxes have been proposed, asserted or assessed against any Company Group Entity that are still pending;
(v) Seller and its Affiliates (including the Company Group Entities) have received no written notice of any audit, investigation, assessment, reassessment or other action with respect to Taxes of any Company Group Entity or the Business and, to the Knowledge of Seller, no such action is pending;
(vi) no requests for waivers of the time to assess any amounts of Taxes against any Company Group Entity has have been made that are still pending;
(vii) the Company Group has not participated in any “reportable transaction” as defined in Section 6707A of the Code or Treasury Regulation Section 1.6011-4 (or any predecessor provision) or any similar provision of foreign, state or local Law;
(viii) no Company Group Entity has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;
(ix) since January 1, 2016, no Company Group Entity has been party to any transaction treated by the parties thereto as one to which Sections 355 or 361 of the Code applied;
(x) no Company Group Entity is a party to, bound by, or has any Liability under any Tax allocation agreement, Tax indemnification agreement, Tax sharing agreement or similar Contract, other than a Contract entered into in the ordinary course of business, the principal purpose of which is not related to Taxes (such agreement, a “Tax Sharing Agreement”);
(xi) no Company Group Entity has (x) received a written notice of a claim by any taxing authority in any jurisdiction where such Company Group Entity does not file Tax Returns stating that such Company Group Entity is or may be subject to taxation by, or required to file Tax Returns with, that jurisdiction or (y) received or requested any ruling, closing agreement, transfer pricing agreement or similar agreement from any taxing authority with respect to any Tax;
(xii) no Company Group Entity has (x) ever been included in an Affiliated Group (other than a group the parent of which is Seller or a Company Group Entity) or (y) any Liability for the Taxes of any person (other than the other Company Group Entities) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by Contract or otherwise;
(xiii) the Company Group has not agreed, nor is required, to make any adjustment to taxable income in any period (or portion thereof) ending after the Closing Date by reason of any (w) change in method of accounting made or required to be made for any period (or portion thereof) ending on or before the Closing Date, (x) installment sale or open transaction disposition made on or prior to the Closing Date, (y) election under either Section 108(i) or Section 965 of the Code (or any similar provision of state or local Law), or (z) prepaid amount received on or prior to the Closing Date;
(xiv) no Tax Return of any Company Group Entity has been the subject of a Tax Proceeding for the past five (5) fiscal years; no written notice of a Tax Proceeding has been received by the Company Group; to the Knowledge of Seller, no Tax Proceeding is in progress or pending with regard to any Taxes of, or with respect to, the Company Group; and, to the Knowledge of Seller, no taxing authority has asserted or threatened to assert any Tax Proceeding or assessments with respect to the Company Group;
(xv) there are no Liens for Taxes on any of the assets of the Company Group, other than Permitted Exceptions;
(xvi) the Company Group has retained, within the statute of limitations, all Tax, accounting and other Records required by applicable Law to support any Tax position, filing or Tax Proceeding made by them with respect to Taxes;
(xvii) the Company Group Entities are in compliance with all transfer pricing regulations as per applicable Law, including any applicable requirement to maintain contemporaneous documentation substantiating the transfer pricing practices of the Company Group Entities;
(xviii) apart from Target 3, no Company Group Entity has ever (i) had any liability for Tax in Canada, (ii) filed, or had any obligation to file, Tax Returns with any Canadian Governmental Body, (iii) been resident in or carried on business in Canada for the purposes of the ITA, or (iv) owned any property in Canada;
(xix) Target 3 has not entered into an agreement contemplated in section 191.3, or subsection 18(2.3), 127(13) to (17), 127(20) of the ITA or any analogous provision of any comparable Law of any province or territory of Canada;
(xx) there are no transactions or events that have resulted, and no circumstances existing, including those contemplated in Section 7.12 of this Agreement, which could result in the application to Target 3 of sections 78, 80, 80.01, 80.02, 80.03, 80.04 of the ITA or any analogous provision of any comparable Law of any province or territory of Canada; and
(xxi) Target 3 has not acquired property from a Person not dealing at arm’s length (for purposes of the ITA) with it in circumstances that would result in Target 3 becoming liable to pay Taxes of such Person under subsection 160(1) of the ITA or any analogous provision of any comparable Law of any province or territory of Canada.
(b) Seller has delivered or otherwise made available to Purchaser true, correct and complete copies of (i) all Tax Returns with respect to the Company Group and the Business for all Tax periods beginning on or after January 1, 2016 (other than any Tax Returns of Seller that report or include items unrelated to the Company Group) and (ii) any statements of deficiencies assessed against or agreed to by any Company Group Entity, since January 1, 2016; and
(c) Target 1 and Target 3 are classified as disregarded entities for U.S. federal income tax purposes under all applicable laws and regulations, and neither entity has ever filed an election to be treated as a corporation for U.S. federal income tax purposes.
(d) Seller 2 is not a non-resident of Canada for purposes of the ITA.
(e) None of the Target 1 Securities or Target 2 Securities are “taxable Canadian property” within the meaning of the ITA.
5.10 Real Property.
(a) Schedule 5.10(a) sets forth a true, complete and correct list of all leases, subleases, licenses or other agreements for use and occupancy of real property (individually, a “Company Property” and collectively, the “Company Properties”) by the Company Group or used in the Business, together with all amendments, renewals, and guaranties (individually, a “Real Property Lease” and collectively, the “Real Property Leases”).

(b) Except as set forth on Schedule 5.10(b):
(i) the applicable Company Group Entity has good and valid leasehold interests to the Company Property, free and clear of Liens of any nature whatsoever except for Permitted Exceptions;
(ii) no Company Group Entity is a party to any Contract providing another Person with the right to purchase from the applicable Company Group Entity, or granting any preferential right with respect to, any Company Property or any portion thereof;
(iii) no Company Group Entity has leased or otherwise granted to any Person the right to use or occupy any Company Property or any portion thereof except for Permitted Exceptions; and
(iv) no Company Group Entity is a party to any Contract providing the applicable Company Group Entity with the right or obligation to purchase from another Person any real property or any interest in real property.
(c) Except as set forth on Schedule 5.10(c), the Company Property constitutes all of the real property that is currently used in connection with the operation of the Business.
(d) Except as set forth on Schedule 5.10(d):
(i) Seller has delivered or otherwise made available to Purchaser a true, correct and complete copy of each Real Property Lease;
(ii) each Real Property Lease is in full force and effect and is the valid, binding and enforceable obligation of the applicable Company Group Entity, and to the Knowledge of Seller, each other party to such Real Property Lease, in accordance with its terms, in each case subject to the General Enforceability Exceptions;
(iii) neither the Company Group nor, to the Knowledge of Seller, any other Person is in material breach or violation of, or material default (with or without notice or lapse of time, or both) under, any Real Property Lease or has failed to perform all material obligations required to be performed by it to date under a Real Property Lease; and
(iv) no party to any Real Property Lease has exercised any termination rights with respect thereto, and, to the Knowledge of Seller, no party has given notice of any intention to terminate or material dispute with respect to any Real Property Lease, or has amended, cancelled, terminated, relinquished, waived, or released any Real

Property Lease or any material right thereunder (other than the expiration of a Real Property Lease in accordance with its terms).
5.11 Tangible Personal Property. The Company Group has good and valid title to all tangible personal property reflected on the Financial Records as being owned by the Company Group, free and clear of all Liens except for Permitted Exceptions, other than tangible personal property sold or disposed of by the Company Group since December 31, 2018 in the Ordinary Course of Business.
(a) Schedule 5.11(a) sets forth a true, correct and complete list, as of the date of this Agreement, of all leases of tangible personal property by the Company Group or the Business (“Personal Property Leases”) involving annual payments in excess of $50,000, other than:
(i) such leases that have been terminated or will expire by their terms before or upon the Closing; and
(ii) leases with Affiliates of Seller that will be terminated before or upon the Closing.
(b) Except as set forth on Schedule 5.11(b):
(i) Seller has delivered or otherwise made available to Purchaser a true, correct and complete copy of each Personal Property Lease required to be disclosed on Schedule 5.11(a);
(ii) each such Personal Property Lease is in full force and effect and is the valid, binding and enforceable obligation of the Company Group, and to the Knowledge of Seller, each other party to such Personal Property Lease, in accordance with its terms, in each case subject to the General Enforceability Exceptions;
(iii) neither the Company Group nor, to the Knowledge of Seller, any other Person is in material breach or violation of, or material default (with or without notice or lapse of time, or both) under, any such Personal Property Lease, or has failed to perform material obligations required to be performed by it to date under a Personal Property Lease; and
(iv) no party to any Personal Property Lease has exercised any termination rights with respect thereto, and, to the Knowledge of Seller, no party has given written notice of any intention to terminate or material dispute with respect to any Personal Property Lease, or has amended, cancelled, terminated, relinquished, waived, or released any Personal Property Lease or any material right thereunder (other than the expiration of a Personal Property Lease in accordance with its terms).

5.12 Intellectual Property; Data Privacy.
(a) Schedule 5.12(a)(i) sets forth a true and complete list of (i) all Registered Owned Intellectual Property, (ii) all Registered Intellectual Property that is a Business Asset (indicating for each such item in (i) and (ii), as applicable, the application or registration number, date and jurisdiction of filing or issuance, and the identity of the current applicant or registered owner), (iii) all unregistered Trademarks included in the Owned Intellectual Property or that are otherwise Business Assets (including social media names), and (iv) a high-level description of all material trade secrets owned by the Company Group or that are otherwise a Business Asset. No such Intellectual Property has been cancelled or held unenforceable, and no Legal Proceedings are pending or, to the Knowledge of Seller, threatened making such claims. Each item of Registered Owned Intellectual Property and Registered Intellectual Property that is a Business Asset is valid, subsisting and enforceable and is, or as of the Closing will be, duly registered or filed in the name of one of the Company Group Entities. Except as set forth on Schedule 5.12(a)(ii) (the Intellectual Property set forth on Schedule 5.12(a)(ii), collectively, the “Excluded IP”), the Company Group owns, or has the right to use pursuant to a Contract, all Intellectual Property used by the Business as it is conducted as of the date of this Agreement and as it is proposed to be conducted, and all such rights will survive consummation of the Transactions. A Company Group Entity exclusively owns the Owned Intellectual Property, or will as of the Closing own the Owned Intellectual Property that is a Business Asset, free and clear of all Liens (other than Permitted Exceptions).
(b) Except as set forth on Schedule 5.12(b), no unresolved claims are pending before any Governmental Body or, to the Knowledge of Seller, threatened in writing against the Company Group or the Seller (with respect to the Business) by any Person alleging that the conduct of the Business infringes on the Intellectual Property rights of any Person. To the Knowledge of Seller, the conduct of the Business does not infringe, violate or misappropriate the Intellectual Property of any Person and has not done so since January 1, 2016, and to the Knowledge of Seller, no Person is infringing, violating or misappropriating, or has since January 1, 2016, infringed, violated or misappropriated, any Intellectual Property used in the Business.
(c) Except as set forth on Schedule 5.12(c), since January 1, 2016, Seller (with respect to the Business) and the Company Group have used commercially reasonable efforts to protect the secrecy, confidentiality and value of the Business’ trade secrets and other confidential information and to prevent the disclosure of Intellectual Property (other than the Excluded IP) owned by the Company Group which it intends to maintain as a trade secret. To the Knowledge of Seller, no such trade secrets or confidential information has been disclosed to or discovered by any Person except pursuant to non-disclosure agreements that obligate that Person to maintain the confidentiality of the trade secrets or confidential information.
(d) To the Knowledge of Seller, no current or former director, employee, contractor, shareholder or agent of the Seller or any of its Affiliates (including the Company Group) is in default or breach of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, ownership, development, use or transfer of Intellectual Property used in the Business. Except as set forth on Schedule 5.12(d), Seller or a Company Group Entity is a party to valid and enforceable written agreements with all Persons (including all employees and contractors) that have conceived, developed, acquired or created Intellectual Property for the Business or the Company Group, pursuant to which agreements the entire and unencumbered right, title and interest in and to those Intellectual Property are assigned to Seller or a Company Group Entity.
(e) Schedule 5.12(e) lists all Software (other than Software owned by the Company Group or that is otherwise a Business Asset (the “Owned Software”)) that is incorporated or embedded in, or distributed or otherwise used in connection with, the Business’ Software products and services (such as Univar Inventory Manager and PestWeb). The Company Group possesses the source code, object code, and internal technical documentation (including complete source code files) for all Owned Software. All source code and other documentation for the Owned Software is sufficiently documented to enable a software developer of reasonable skill to understand, modify, debug, enhance, compile, support and otherwise utilize all aspects of software to which it pertains. Except as set forth on Schedule 5.12(e), no such source code has been delivered or licensed to any other Person (nor has any other Person had unauthorized access thereto), or is subject to any obligation (whether present, contingent or otherwise) that would require the Company Group to divulge, license or otherwise provide to any Person the source code for any such software. Except as set forth on Schedule 5.12(e), the consummation of the Transactions will not cause the release, disclosure, or delivery of any such source code to any Person.
(f) To the Knowledge of Seller, the IT Assets owned by the Company Group (including the Owned Software) or that are otherwise Business Assets are free from material bugs and other material defects, have not materially malfunctioned or failed within the past three (3) years, and do not contain any virus, malware, trojan horse, worm, back door, time bomb, drop dead device or other program, routine, instruction, device, code, contaminant, logic or effect designed or intended to disable, disrupt, erase, enable any Person to access without authorization, or otherwise adversely affect the functionality of, any Software or other IT Asset.
(g) Since January 1, 2016, Seller (with respect to the Business) and the Company Group have complied at all times with the terms of all Contracts governing the use or distribution of Open Source Software with respect to the Business, and no use of or activities with respect to Open Source Software by or on behalf of such Person, or its customers, (i) requires the licensing, disclosure or distribution of any Software (other than the Open Source Software) or Owned Intellectual Property to any other Person, or (ii) prohibits or limits the (A) receipt of consideration in connection with licensing or otherwise distributing any Software, or (B) imposition of contractual restrictions on the rights of licensees or other recipients to decompile, disassemble or otherwise reverse-engineer any Software.
(h) Except as set forth on Schedule 5.12(h), after Closing, there will be no Intellectual Property or IT Assets owned or used by Seller or any of its Affiliates that is necessary for or used by the Business as of the Closing as to which no provision is made in this Agreement or the Ancillary Agreements for continued use thereof after the Closing by the Company Group. The consummation of the Transactions will not result in any of the following pursuant to the terms of any Contract to which Seller (with respect to the Business) or a Company Group Entity is a party or by which any of its or their properties or assets are bound: (i) the grant, license or assignment to any Person of any interest in or to, the modification or loss of any rights with respect to, or the creation of any Lien on, any Intellectual Property owned by or licensed to a Purchaser or any of its Affiliates prior to the Closing, or (ii) a Purchaser or any of its Affiliates being bound by or subject to any non-compete, licensing or modified payment obligation, covenant not to sue, or other restriction on or modification of the current or contemplated operation or scope of its business, which that Person was not bound by or subject to prior to the Closing.
(i) Seller (with respect to the Business) and each Company Group Entity has complied since January 1, 2016 in all material respects, and each is currently in compliance in all material respects, with all privacy policies, contractual obligations, applicable Laws concerning personal data and personally identifiable and non-public personal information (including General Data Protection Regulation (2016/679), and all implementing regulations and requirements, and other similar laws), and any rules of applicable self-regulatory organizations to which any of them is or has been a member or to which they are required to comply, including (to the extent applicable) the Payment Card Industry Data Security Standards. The consummation of the Transactions, nor any disclosure or transfer of information in connection therewith, will breach or otherwise cause any violation of any of the foregoing or require the consent, waiver or authorization of, or declaration, filing or notification to, any Person under any of the foregoing, and there is no Legal Proceeding pending or, to the Knowledge of Seller, threatened against the Seller (with respect to the Business) or the Company Group concerning the foregoing.
(j) Seller (with respect to the Business) and the Company Group have established and are in compliance in all material respects with an information security program that: (i) includes administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of transactions of personal data and personally identifiable and non-public personal information; and (ii) uses reasonable encryption methods for transmission of information across wireless and wired networks and storage of personal data and personally identifiable and non-public personal information according to its sensitivity and proportional to the risk that the inappropriate use or disclosure of that information could cause financial, physical, or reputational harm to an individual. Seller (with respect to the Business) and the Company Group require all Persons that have access to the Business’s IT Assets to comply with such information security program. To the Knowledge of Seller, there has been no loss, damage, unauthorized access, unauthorized use, unauthorized modification, or other breach of security of any personal data and personally identifiable and non-public personal information maintained by or on behalf of Seller (with respect to the Business) or the Company Group.
5.13 Material Contracts.

(a) Schedule 5.13(a) sets forth a true, correct and complete list, as of the date of this Agreement, of all of the following Contracts to which Seller Parent or any of its Subsidiaries (with respect to the Business) or a Company Group Entity is a party or by which it or any of its assets or properties are bound (collectively, the “Material Contracts”):
(i) (A) employment agreements, offer letters, severance agreements, or other similar Contracts providing for annual base compensation or severance payments and benefits in excess of $100,000 with respect to any Business Employee, or (B) any Contract providing for a change in control, transaction, retention, guaranteed or “stay” or similar bonus, payment or benefit to any Business Employee;
(ii) Collective bargaining agreements or any other Contracts with any works council, labor union or association representing any Business Employee;
(iii) Contracts containing covenants limiting the freedom of any Seller or any Company Group Entity to compete in any line of business or with any Person or in any geographic area or market or granting to another Person a right of exclusivity, or Contracts purporting to limit the Business or the manner or locations in which the Business engages or prohibiting or limiting the right of the Company Group or the Business to make, sell or distribute any products or services in any material respect;
(iv) (A) Contracts providing any customer with pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers or by other suppliers to such customer, including Contracts containing “most favored nation,” “most favored customer” or similar provisions; (B) Contracts that include minimum purchase requirements or commitments or take-or-pay obligations or similar mandatory purchase or sale obligations or any restrictions on the purchase or sale of goods or services in any territory or to any customers, and (C) any exclusive arrangement provisions with any Material Customer or Material Suppliers;
(v) Contracts granting to any Person a first refusal, first offer or other similar right to purchase any of the properties or assets of the Business or the Company Group;
(vi) (A) Contracts obliging any Company Group Entity to acquire any operating business or the equity of any other Person and (B) Contracts containing a put, call or similar right pursuant to which Seller (with respect to the Business) or a Company Group Entity would be required to purchase or sell, as applicable, any Equity Interests of any Person or assets at a purchase price which would reasonably be likely to exceed, or the fair market value of the Equity Interests or assets of which would be reasonably likely to exceed, $250,000;
(vii) Contract for the transportation or delivery of supplies, materials or products providing for, or which would reasonably likely to result in, annual payments in excess of $250,000;
(viii) Contracts relating to Indebtedness;
(ix) Contracts with any Material Supplier, Material Customer, Material Service Provider or Governmental Body;
(x) Contracts concerning the use, licensing, development or maintenance of Intellectual Property or IT Assets, in each case, that are material to the Business;
(xi) (A) partnership, strategic alliance, joint marketing or joint venture agreement Contracts and (B) Contracts that involve the payment of any commissions or royalty payments;
(xii) any Contract that obligates the Company Group or the Business to make any capital commitment or investment (in each case, in the form of a loan, capital contribution or similar transaction) or capital expenditure (including pursuant to any joint venture) in excess of $250,000;
(xiii) any Contract since January 1, 2016 providing for an acquisition, divestiture, merger or similar transaction of material assets or properties that contains representations, covenants, indemnities or other obligations of the Company Group or the Business that are still in effect and are, or are reasonably likely to be, material to any party thereto;
(xiv) any Contract that is a settlement or similar Contract (x) with any Governmental Body, (y) which would reasonably be expected to require the Company Group to pay more than $250,000 (net of any insurance coverage) after the date of this Agreement or (z) that subjects the Company Group to any material ongoing requirements or restrictions, other than confidentiality requirements or restrictions or similar administrative requirements;
(xv) any Contract requiring a Company Group Entity to purchase or sell a stated portion of its requirements or outputs, that are not cancelable upon notice of ninety (90) calendar days or less;

(xvi) Contracts (other than the Real Property Leases, Personal Property Leases and Business Benefit Plans) between any Company Group Entity, on the one hand, and any other Person, on the other hand, pursuant to which the Company Group is obligated to pay, more than $250,000 in consideration in a calendar year; and
(xvii) Contracts (other than the Real Property Leases, Personal Property Leases and any Business Benefit Plans) between any Company Group Entity pursuant to which the counterparty is obligated to pay, more than $250,000 in consideration in a calendar year to the applicable Company Group Entity.
(b) Except as set forth on Schedule 5.13(b):
(i) Seller has delivered or otherwise made available to Purchaser a true, correct and complete copy of each Material Contract, as in effect on the date hereof;
(ii) each Material Contract is in full force and effect and is the valid, binding and enforceable obligation of the applicable Seller or Company Group Entity, and, to the Knowledge of Seller, each other party to such Material Contract, in accordance with its terms, in each case subject to the General Enforceability Exceptions;
(iii) neither Seller nor the Company Group nor, to the Knowledge of Seller, any other Person is in material breach or violation of, or material default (with or without notice or lapse of time, or both) under, any Material Contract or has failed to perform all material obligations required to be performed by it to date under a Material Contract; and
(iv) no party to any Material Contract has exercised any termination rights with respect thereto, and, to the Knowledge of Seller, no party has given notice of any intention to terminate or material dispute with respect to any Material Contract, or has amended, cancelled, terminated, relinquished, waived, or released any Material Contract or any material right thereunder (other than the expiration of a Material Contract in accordance with its terms).
5.14 Employee Benefits Plans.
(a) Schedule 5.14(a) sets forth a true, correct and complete list, as of the date of this Agreement, of each Business Benefit Plan and specifies which Business Benefit Plans are applicable to Business Employees located outside the U.S., and which Business Benefit Plans are Assumed Benefit Plans. No Assumed Benefit Plan is a “registered pension plan” as that term is defined in Section 248(1) of the ITA.

(b) Seller has made available to Purchaser true, correct and complete copies of the following, to the extent applicable:
(i) each Business Benefit Plan, together with all amendments thereto (or, in the case of any such Business Benefit Plan that is unwritten, descriptions thereof);
(ii) the most recent employee booklet and summary plan description for each Business Benefit Plan for which such summary plan description is required;
(iii) in the case of any Assumed Benefit Plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination or opinion letter from the Internal Revenue Service;
(iv) in the case of any Business Benefit Plan for which Forms 5500 are required to be filed, the two (2) most recently filed Forms 5500,
(v) the most recent audited financial statements and actuarial or other valuation reports prepared with respect to each Assumed Benefit Plan, and
(vi) all material correspondence and documentation related to, and all non-routine filings made, with any Governmental Body with respect to each Assumed Benefit Plan within the last three (3) years.
The Business Benefit Plans are, and since January 1, 2016 have been, administered and in compliance in all material respects with their terms and the applicable provisions of ERISA, the Code and all other applicable Laws.
(c) To the Knowledge of Seller:
(i) each Business Benefit Plan that is intended to be tax qualified under Section 401(a) of the Code has received or is entitled to rely on a favorable determination letter, or for a prototype plan, an opinion letter, and has at all times been so qualified; and
(ii) no event has occurred since the date of such determination or opinion letter that would adversely affect the qualification of such Business Benefit Plan.
(d) All contributions, assessments, premiums and benefit payments under or in connection with the Assumed Benefit Plans that are required to have been timely and properly made as of the date hereof in accordance with the terms of the Assumed Benefit

Plans have been timely made or have been properly accrued and reflected in the Financial Records.
(e) No Assumed Benefit Plan is under audit or investigation by any Governmental Body and neither is any such audit or investigation pending or, to the Knowledge of Seller, threatened. There are no existing or pending (or, to the Knowledge of Seller, threatened) claims, suits, or actions involving the Company Group with respect to any Assumed Benefit Plan, its assets, or any fiduciary thereof (in such Person’s capacity as a fiduciary of such Assumed Benefit Plan) (other than routine claims for benefits brought by participants therein or beneficiaries thereof).
(f) No Assumed Benefit Plan is subject to Title IV of ERISA and, none of the Company Group Entities nor any of their ERISA Affiliates has incurred or is reasonably expected to incur any liability (contingent or otherwise) under Title IV of ERISA that has not been satisfied in full, including, without limitation, liability arising under Section 4062, 4063, 4069, or Subtitle E of Title IV of ERISA (relating to multiemployer plans). No Assumed Benefit Plan is a (i) “single employer plan” within the meaning of Section 4001(a)(15) of ERISA, (ii) “multiple employer plan” within the meaning of Section 413 of the Code, or (iii) “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(g) No Assumed Benefit Plan provides medical, or life insurance benefits or coverage following retirement or other termination of employment.
(h) Each Assumed Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code and that is subject to Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder during the respective time periods in which such operational or documentary compliance has been required. There is no Contract pursuant to which any of the Company Group Entities is a party or by which Seller Parent or any of its Subsidiaries are bound to compensate any current or former Business Employee for excise Taxes paid pursuant to Section 409A of the Code.
(i) Except as set forth on Schedule 5.14(i), neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with any other event (including, but not limited to, the passage of time), (i) result in any payment becoming due to any current or former Business Employee, including any entitlement to severance pay, (ii) increase any benefits under any Business Benefit Plan with respect to any current or former Business Employee, (iii) result in the acceleration of the time of payment, vesting or funding or increase the amount of, any compensation or benefits due to any current or former Business Employee, or (iv) result in the triggering or imposition of any restrictions or limitations on the right of Seller Parent or any of its Subsidiaries to amend or terminate any Assumed Benefit Plan (or result in any adverse consequences for so doing).
(j) Neither the execution of this Agreement nor the consummation of the Transactions will (either alone or upon the occurrence of any additional or subsequent events or the passage of time), constitute an event under any Business Benefit Plan or other Contract to which any Business Employee is a party, that will or may result in the payment of any amount that may constitute an “excess parachute payment” within the meaning of Section 280G of the Code. There is no Contract pursuant to which any of the Company Group Entities is a party or by which Seller Parent or any of its Subsidiaries are bound to compensate any current or former Business Employee for excise Taxes paid pursuant to Section 4999 of the Code.
5.15 Labor.
(a) Except as set forth on Schedule 5.15(a), no Business Employees are subject to or bound by, and no Company Group Entity is, or has been within the past five (5) years, a party to or bound by any labor or collective bargaining agreement, and to the Knowledge of Seller, there are no organizational campaigns, certification drives, petitions or other unionization activities seeking recognition of a collective bargaining unit that would affect the Company Group, nor is any Company Group Entity currently negotiating any collective bargaining agreement.
(b) Except as set forth on Schedule 5.15(b), since January 1, 2016, Seller Parent, each of its Subsidiaries including each Company Group Entity, and the Business has been in material compliance with all applicable Laws relating to labor and employment, including applicable Laws relating to the payment of wages, hours, overtime, worker classification, equal employment opportunities, employment discrimination and harassment, human rights, retaliation, occupational safety and health, workers’ compensation or workplace safety and insurance, immigration and work authorization, leave, accessibility, labor relations, employment equity, pay equity, language of work, and WARN as it relates to the Business and the Business Employees. No Company Group Entity is a party to or has received notice in relation to any Legal Proceeding or order or, to the Knowledge of Seller, inquiry or investigation relating to any Business Employee or any former employee or current or former independent contractor or service provider of the Business, and nor, except as set forth on Schedule 5.15(b), to the Knowledge of Seller, is there any factual or legal basis for any such Legal Proceeding, investigation or order.
(c) Except as set forth on Schedule 5.15(c), there are no:
(i) strikes, material work stoppages or slowdowns, or lockouts pending or, to the Knowledge of Seller, threatened in writing against or involving the Business, any Business Employees, or the Company Group; or
(ii) unfair labor practice charges, material grievances or complaints or other claims, disputes, actions, grievances, or disciplinary actions pending or, to the Knowledge of Seller, threatened in writing by or on behalf of any current or former Business Employee or any other current or former employee or group of employees of the Company Group.

(d) Except as set forth on Schedule 5.15(d), none of Seller Parent nor any of its Subsidiaries has any Liability for the misclassification of any Business Employee as an independent contractor, temporary employee, leased employee or any other service provider compensated other than through reportable wages (as an employee) paid by any of Seller Parent or any of its Subsidiaries (any such Person, a “Contingent Worker”), and no Contingent Worker has been improperly excluded from any Business Benefit Plan. None of the Business Employees are leased employees within the meaning of Section 414(n) of the Code.
(e) Schedule 5.15(e) sets forth a true, correct and complete list (the “Business Employee Schedule” and each employee listed thereon is a “Business Employee”) of, as of the date hereof, all Business Employees, indicating for each his or her:
(i) name and initial service date;
(ii) position;
(iii) status as being active or inactive (and if inactive, the reason for the absence and anticipated return to work date if known), full-time or part-time, and exempt or non-exempt, and visa status, if applicable;
(iv) location of employment; and
(v) base annual salary or hourly wage and current cash-based incentive opportunity or eligibility.
(f) All current assessments under applicable workers’ compensation legislation that relate to the Company Group have been paid or accrued, and no Company Group Entity is currently subject to any specialty or penalty assessment under such legislation which has not been paid and to the Knowledge of Seller, no such assessments are past due. There are no outstanding orders made or pending charges under applicable occupational health and safety legislation relating to the business of any of the Company Group Entities. Each of the Company Group Entities has complied in all respects with any remedial orders issued under occupational health and safety laws.
(g) Except as set forth in Schedule 5.16, there are no claims, disputes or actions pending or, to the Knowledge of Seller, threatened, by or between the Company Group and any Employee(s).
5.16 Litigation. Except as set forth on Schedule 5.16:
(a) there are no Legal Proceedings, material claims or contractual disputes pending or, to the Knowledge of Seller, threatened against Seller or any of its Affiliates (in each case relating to the Business) or the Company Group or any of its properties or assets that if adversely decided could reasonably be expected to result in (i) monetary damages in excess of $200,000 (excluding any applicable insurance coverage), (ii) injunctive or equitable relief, (iii) any fine, penalty or sanction by any Governmental Body, or (iv) that would prevent, materially delay or materially impair the ability of Seller to consummate the Transactions, nor has there been any such Legal Proceeding, material claims or contractual disputes pending or, to the Knowledge of Seller, threatened since January 1, 2016;
(b) there are no Legal Proceedings, material claims or contractual disputes pending or threatened by Seller or any of its Affiliates (in each case relating to the Business) or the Company Group against a third party that would reasonably be expected to be material to the Business or the Company Group; and
(c) neither Seller or its Affiliates (in each case with respect to the Business) nor any of the Company Group is a party to or subject to the provisions of any Order that imposes any unsatisfied or outstanding obligations or requirements or that would prevent, materially delay or materially impair the ability of Seller to consummate the transactions contemplated by this Agreement.
5.17 Compliance with Laws; Permits.
(a) Except as set forth on Schedule 5.17(a):
(i) the Company Group and the Business are, and since January 1, 2016 have been, in compliance in all material respects with Laws applicable to the Company Group, the Business and their respective properties and assets;
(ii) since January 1, 2016, none of Seller or any of their respective Affiliates or the Business have received any written, or to the Knowledge of Seller, oral, notice from any Governmental Body alleging, or been charged with, a material violation of any Laws relating to the Business;
(iii) (A) other than resolved ordinary course routine industry-specific investigations, since January 1, 2016, neither the Company Group nor the Business has been notified in writing of any investigation or review by any Governmental Body with respect to the Business (or the Company Property), (B) to the Knowledge of Seller, no such investigation or review is pending and (C) no Governmental Body has indicated in writing an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be likely to be material to the Business;
(iv) the Company Group and the Business has all material Permits that are necessary under applicable Laws, including Environmental Laws, to conduct, own and operate the Business, assets and properties as it is conducted as of the date of this Agreement (the “Required Permits”). All Required Permits are valid and in full force and effect, and (except as would not be material to the Business) since January 1, 2016, have been obtained and maintained, including all appropriate applications and renewals having been timely filed. To the Knowledge of Seller, there is no reasonable basis for the refusal to grant, revocation, suspension or non-renewal of any such Required Permit or the imposition of any material conditions or restrictions associated with renewal or grant of any such Required Permits;
(v) the Company Group and the Business are in compliance in all material respects with all such Required Permits; and
(vi) none of the Business or the Company Group is, and since January 1, 2016, none of the Business or the Company Group has been, in material breach or violation of, or material default (with or without notice or lapse of time, or both) under, any Required Permit and have not received any written notice regarding any revocation, withdrawal, suspension, cancellation, termination or material and adverse modification of any Required Permit which remains unresolved.
(b) Schedule 5.17(b) sets forth a list of all Required Permits to the extent required under Environmental Law.
(c) For the past five (5) years, none of Seller Parent, Seller, or the Company Group or the Business, nor any of their respective officers, directors, employees, or agents has, directly or indirectly: (i) unlawfully made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, directly or indirectly to or for the benefit of any Government Official, for the purpose of (A) inducing such Government Official to do or omit to do any act in violation of a lawful duty, (B) obtaining or retaining business for or with any Person, or (C) otherwise securing any improper advantage; (ii) paid, offered or agreed or promised to make or offer any bribe, kickback, unlawful rebate or other similar unlawful payment of any nature; or (iii) violated any provision of any applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the U.K. Bribery Act of 2010, or any other applicable laws or regulations relating to bribery or corruption (collectively, “Anti-Corruption Laws”), in each case with respect to the Business. For the past five (5) years, there have been no intentionally false or fictitious entries made in the books or records of the Business relating to any illegal payment or secret or unrecorded fund. For the past five (5) years, there have been no claims, complaints, charges, whistleblower reports, internal investigations, voluntary disclosures or Legal Proceedings or, to the Knowledge of Seller, external investigations relating to the Business, or threatened Proceedings involving suspected or confirmed violations of Anti-Corruption Laws. The Business maintains policies and procedures reasonably designed to ensure compliance with all applicable Anti-Corruption Laws and to the Knowledge of Seller, for the past five (5) years, there have been no material violations of any such policies and procedures. Seller and Seller Parent represent that no portion of the consideration for the transactions contemplated hereby will be used, directly or indirectly, for any payments to any governmental officer or employee, political party, official of a political party, candidate for political office or anyone else acting an official capacity, in order to obtain, retain or direct business or obtain any improper advance, in violation of any applicable Anti-Corruption Laws.
(d) The Company Group and Business, and the directors, officers, and employees involved in the Business, the Seller, and to the Knowledge of Seller, any agents acting on behalf of the Business or the Company Group, are and, for the past five (5) years, have been in compliance with U.S. and any applicable foreign economic sanctions laws and regulations, including economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (collectively, “Sanctions”) and U.S. and applicable foreign laws and regulations pertaining to export and import controls, including those administered by the U.S. Departments of Commerce and State, and applicable anti-money laundering laws and regulations (collectively, “Trade Controls”), in each case with respect to the Business. None of the Company Group or the Business, or the directors, officers, and employees involved in the Business, the Seller, and to the Knowledge of Seller, any agents acting on behalf of the Business or the Company Group, is or, for the past five (5) years, has been (i) identified on any Sanctions-related list of restricted or blocked persons; (ii) organized, resident, or located in any country or territory that is itself the subject of Sanctions; or (iii) owned or controlled by any Person or Persons described in clause (i) or (ii). For the past five (5) years, there have been no claims, complaints, charges, investigations, voluntary disclosures, or proceedings under Trade Controls involving the Company Group or the Business, and to the Knowledge of Seller, there are no pending or threatened claims or investigations involving suspect or confirmed violations thereof.
5.18 Environmental Matters.
(a) Except as set forth on Schedule 5.18(a):
(i) the Company Group and the Business are, and since January 1, 2016 have been, in compliance in all material respects with all applicable Environmental Laws;
(ii) since January 1, 2016, the Company Group and the Business have not received any written notice from a Governmental Body alleging a material violation of any Environmental Law by the Company Group or the Business, or alleging that the Company Group or the Business may have any material Liability under any Environmental Law;
(iii) there have been no Releases or threatened Releases of or exposure to Hazardous Materials (1) at, on, about, under or migrating to or from any Facilities or any real property previously owned, operated or leased by the Company Group or the Business or any of their predecessors, or (2) arising from or relating to the operations of or, to the Knowledge of Seller, any products manufactured, marketed, sold or distributed, by the Company Group or the Business or any of their predecessors; in each case that would reasonably be likely to give rise to material violations by, or liabilities or obligations of the Business or the Company Group under, any Environmental Law;
(iv) there are no material Legal Proceedings pending or, to the Knowledge of Seller, since January 1, 2016, threatened against the Company Group, the Business, any of the Facilities, or properties or assets previously owned, operated or leased by the Company Group or the Business or any of their predecessors; in each case, pursuant to any Environmental Law;
(v) there are no unsatisfied Orders or Contracts with a Governmental Body against or involving the Facilities, the Company Group, the Business or any properties or assets previously owned, operated or leased by the Company Group or the Business relating to:
(A) Environmental Laws;
(B) Remedial Action; or
(C) any Release or threatened Release of a Hazardous Material;
(vi) to the Knowledge of Seller, there are no investigations by any Governmental Body of the Company Group, the Business, the Facilities or any properties or assets, or of any real property previously owned, operated or leased by the Company Group, the Business, or any of their predecessors, pending or threatened in writing that would reasonably be expected to result in the imposition on the Company Group of any material Liability pursuant to any Environmental Law; and
(vii) the Company Group and the Business have not provided or assumed a contractual obligation to any other Person in a merger, acquisition or divestiture agreement (or similar agreement) which remains outstanding and that would reasonably be expected to result in the Company Group or the Business incurring material Liabilities under Environmental Laws.
(b) The Seller has delivered to Purchaser true, correct and complete copies and results of all reports, studies, analyses, tests or monitoring and other material documents or correspondence possessed by or in the control of the Seller, the Company Group, or the Business, pertaining to Environmental Law or Hazardous Materials and relating to the Company Group or the Business or any of their predecessors, or otherwise relating to conduct for which the Company Group or the Business are or would reasonably be expected to be held responsible.

5.19 Company Group Guarantees; Transactions with Affiliates; Shared Contracts and Facilities.
(a) Schedule 5.19(a) sets forth a true, correct and complete list, as of the date of this Agreement, of all Company Guarantees.
(b) Except as set forth on Schedule 5.19(b), none of Seller or any of its Affiliates, or, any employee, officer, director, shareholder or partner of Seller or its Affiliates (each, a “Related Person”) (A) (i) owes, or prior to the Closing will owe, any amount to the Company Group or the Business, nor has any Company Group Entity committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person, (ii) has any claim or cause of action pending against the Company Group, or (iii) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Business, (B) will own or have a right to use (other than any rights provided to it pursuant to the Ancillary Agreements) following the Closing any Business Assets or other assets, properties or rights primarily used in, related to or necessary to the conduct of, the Business, or (C) provides any service to the Business that is not provided by Seller under any of the Ancillary Agreements or included in the Business Assets.
(c) Except as contemplated by the Ancillary Agreements or as set forth on Schedule 5.19(c), none of Seller or any of its Affiliates (A) is a party to, or bound by, any Contract that relates to both the Business and another business of Seller or any other Related Person (each such Contract, a “Shared Contract”), which Contract provides for payments during any twelve- month period in excess of $50,000 or is otherwise material to the Business (each such Shared Contract, a “Material Shared Contract”), or (B) owns, leases or uses (or prior to the Closing will own, use or lease) any Company Property or any other warehouses, distribution facility or other facility that is used by, or related to, the Business and any other business of Seller or any other Related Person (any such real property or facilities, a “Shared Facility”). Schedule 5.19(c) sets forth a list of (i) each Shared Facility and (ii) each Material Shared Contract (and the subject matter thereof).
(d) There have not been any transfers of personnel between the Excluded Business and the Business other than in the Ordinary Course of Business or as expressly required by this Agreement.
5.20 Financial Advisors. Except for Piper Jaffray & Co. (“PJC”), no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller or the Company Group in connection with the transactions contemplated by this Agreement, and no Person is entitled to any fee or commission or like payment from Purchaser in respect thereof.
5.21 Sufficiency of Assets. Except as set forth on Schedule 5.21, as of the Closing, Seller and its Affiliates have completed the Restructuring in all material respects. Except as set forth on Schedule 5.21, Company Group has, and Purchaser will have immediately following the Closing, good and marketable title to, or in the case of any leased asset, a valid leasehold interest in, and a valid and enforceable right to use and operate, all of the Business Assets, in each case free and clear of all Liens, other than Permitted Exceptions. Except as set forth on Schedule 5.21, all of the Business Assets are in good condition and repair (ordinary wear and tear excepted), free of material defect, have been maintained in accordance with industry practice and applicable Law and are fit for use in the Ordinary Course of Business as currently conducted and are suitable for the purposes used, and such assets, to the extent leased is in all material respects in the condition required of such assets by the terms of the lease applicable thereto during the term of the lease. Except as set forth on Schedule 5.21, immediately following the Closing (and after giving effect to the Restructuring and taking into account the Transition Services Agreement (and the rights granted and services to be performed thereunder)), the Business Assets shall be sufficient, and constitute all of the assets, rights and properties (including all permits) that are necessary for the Company Group to conduct the Business following the Closing in the same manner as it is conducted by Seller and its Affiliates on the date hereof.
5.22 Insurance. The Business has been continuously covered since January 1, 2016 by valid and currently effective insurance policies or binders of insurance issued in favor of the Business listed on Schedule 5.22(a) (the “Insurance Policies”). Schedule 5.22(b) provides a summary of all policies and programs of or agreements for insurance and interests in insurance pools and programs (in each case including self- insurance and insurance from Affiliates) maintained for, at the expense of or for the benefit of the Business (the “Available Insurance Policies Schedule”), including a list of all pending claims made thereunder relating to the Business. Each such Insurance Policy is in full force and effect, all premiums due to date thereunder have been timely paid in full and neither Seller nor any Affiliate (including the Company Group) have been in default with respect to any other obligations thereunder. Except as set forth on Schedule 5.22(b), there are no material claims by the Company Group, or with respect to the Business, pending under any of such insurance policies. No written notice of cancellation or nonrenewal, in whole or in part, with respect to any such Insurance Policy, other than notices of cancellation due to pending expiration of any policy period received in the ordinary course of business, has been received by Seller or its Affiliates, and neither Seller nor its Affiliates has experienced any historical gap in insurance coverage relating to the Business since January 1, 2016. Since January 1, 2016, there has been no material claim by or with respect to the Business pending under any Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriter of such Insurance Policy or in respect of which such underwriter has reserved its rights or refused to cover all or any portion of such claims.
5.23 Suppliers; Customers; Distributors. Schedule 5.23 contains a true, correct and complete list of (i) the top twenty customers of the Business (on the basis of revenue generated) (collectively, the “Material Customers”), (ii) the top twenty suppliers of the Business (on the basis of expenditures) (collectively, the “Material Suppliers”), and (iii) the top twenty service providers of the Business (on the basis of expenditures) (collectively, the “Material Service Providers”), in the case of each of the foregoing clauses (i), (ii) and (iii), with respect to the fiscal year ended December 31, 2018 and the six month period ended June 30, 2019, and discloses for each such Material Customer and Material Supplier the revenue generated or the expenditures, as applicable, with respect thereto for the periods then ended. Except as set forth on Schedule 5.23, since January 1, 2019 to the date hereof, no Material Customer, Material Supplier or Material

Service Provider has terminated or discontinued its relationship or any Contract with Seller or its Affiliates, or materially reduced, restricted, suspended or modified, or given written or, to the Knowledge of Seller, oral, notice of an intent to terminate or materially reduce, restrict, suspend or modify, its business (including the pricing or payment terms or volumes of sales or purchases) with the Business. Except as set forth on Schedule 5.23, there are no pending, or to the Knowledge of Seller, threatened actions involving the Business and any Material Customer, Material Supplier or Material Service Provider.
5.24 Product Compliance; Warranty and Liability.
(a) Except as set forth on Schedule 5.24, since January 1, 2016, each service provided or product manufactured, sold or delivered by the Business has been in material conformity with all applicable Laws and all service or product specifications and industry standards applicable to such products, including manufacturing, labeling and safety laws in effect at the time of such manufacture, sale, lease, license or delivery. Schedule 5.24 identifies each product recall, market withdrawal, stock recovery or service bulletin (collectively, “Recall”) (whether voluntary or compulsory) and the circumstances surrounding each Recall, involving any products of the Business since January 1, 2016. Since January 1, 2016, the Business has maintained accurate sales records, order backlog and other information with respect to all products and services. No product currently manufactured, sold, leased, licensed or delivered by the Business is subject to a voluntary or mandatory Recall required by any Governmental Body and the Business does not have any plans to initiate a voluntary Recall. To the Knowledge of Seller, there is no existing fact or circumstance that could be reasonably expected to result in a Recall.
(b) To the Knowledge of Seller, none of the Seller Parent or its Subsidiaries has, with respect to the Business, any material Liabilities to any Person in connection with the provision of products or services in relation to the Business, including any material Liability for damage caused to the property of any customer or other Person or relating to the replacement or repair thereof or other material damages in connection therewith, subject only to any reserve for service warranty claims accrued in the Financial Records; and no product or service provided by the Business since January 1, 2016 is subject to any material guaranty, warranty or other indemnity beyond the applicable standard terms and conditions with respect thereto. The Business has not extended the warranty on any products supplied by it beyond those provided by the manufacturer.
(c) Schedule 5.24(c) sets forth a complete and accurate description of any guarantee, warranty or other indemnity given by a Company Group or the Business in connection with its products and services in relation to the Business, other than in the Ordinary Course of Business. To the Knowledge of Seller, neither the Seller, the Company Group nor the Business has any material Liability arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product designed, manufactured, assembled, repaired, maintained, delivered, sold or installed, or services rendered, by or on behalf of the Business. There has been no act committed or failed to be committed, which would reasonably be likely to result in, and there has been no occurrence which would give rise to or form the basis of, any product Liability or Liability for breach of warranty (whether covered by insurance or not) on the part of a Company Group Entity or the Business with respect to products designed, manufactured, assembled, repaired, maintained, delivered, sold or installed or services rendered by or on behalf the Business and to the extent that such Liability would be material to the Business.
5.25 Accounts Receivable and Payable.
(a) All of the outstanding accounts receivable shown on the Financial Records have been valued in all material respects consistent with the accounting policies of Seller Parent and represent, as of the respective dates thereof, valid assets arising from sales actually made or services actually performed, in each case, in the Ordinary Course of Business. All of the outstanding accounts receivable deemed uncollectible have been reserved against on the Financial Records in accordance with the Agreed Accounting Principles. The accounts receivable created since the date of the latest Interim Financial Records provided have been created in the Ordinary Course of Business. Since July 31, 2019, neither the Seller Parent, its Subsidiaries nor any Company Group Entity, with respect to the Business, have canceled, or agreed to cancel, in whole or in part, any accounts receivable except in the Ordinary Course of Business.
(b) The accounts payable of the Business reflected in the Financial Records or accrued since the date of the latest Interim Financial Records provided arose from bona fide transactions in the Ordinary Course of Business.
5.26 Inventory; Supplies. All supplies (in relation to the Business) and items of Inventory acquired or manufactured by the Business have been acquired or manufactured, sold and maintained in the Ordinary Course of Business, and, except as set forth on Schedule 5.26, are in good and marketable condition in all material respects and are usable and of a quantity and quality saleable in the Ordinary Course of Business. The supplies (in relation to the Business) and items of Inventory, and reserves and allowances with respect thereto, set forth in the Financial Records and in the Final Working Capital Adjustment Amount will be stated in accordance Agreed Accounting Principles. The supplies (in relation to the Business) and Inventory of the Business constitute sufficient quantities for the normal operation of its business in the Ordinary Course of Business, and the ordering and procurement of such supplies and Inventory have been conducted by the Seller and its Affiliates and each of their employees in the Ordinary Course of Business since January 1, 2019. No event has occurred or condition exists that has had or would reasonably be expected to have a materially adverse impact on the quantity, quality, usability or marketability of any of the supplies (in relation to the Business) or Inventory of the Business. Except as set forth on Schedule 5.26, no supply or item of Inventory is encumbered with any Lien or other rights of any third party, including rights of any Affiliate of a Company Group, except for Permitted Exceptions.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser hereby represents and warrants to Seller that:

6.1 Organization and Good Standing. Purchaser 1 is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority to own, lease and operate properties and assets and carry on its business as conducted as of the date of this Agreement. Purchaser 2 is a corporation duly organized, validly existing and in good standing under the Laws of British Columbia and has all requisite corporate power and authority to own, lease and operate properties and assets and carry on its business as conducted as of the date of this Agreement. Purchaser 3 is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority to own, lease and operate properties and assets and carry on its business as conducted as of the date of this Agreement.
6.2 Authorization of Agreement. Purchaser has all requisite corporate power, authority and legal capacity to execute and deliver this Agreement and each other agreement or document contemplated by this Agreement (including the Ancillary Agreements) to be executed by Purchaser in connection with the consummation of the transactions contemplated by this Agreement (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Purchaser Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all required corporate action on the part of Purchaser. This Agreement has been, and each of the Purchaser Documents will be at or prior to the Closing, duly and validly executed and delivered by Purchaser, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document, when so executed and delivered, will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the General Enforceability Exceptions.
6.3 Conflicts; Consents. Except as set forth on Schedule 6.3:
(a) none of the execution and delivery by Purchaser of this Agreement or the Purchaser Documents, the consummation of the transactions contemplated hereby or thereby or the compliance by Purchaser with any of the provisions hereof or thereof will:
(i) conflict with or result in any violation of the Organizational Documents of Purchaser;
(ii) conflict in any material respect with, or result in any material breach or violation of or material default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation of any material right or benefit under, any Contract, Permit or Order to which Purchaser is a party or by which Purchaser or any of its properties or assets is bound (other than Contracts that have been terminated or will expire by their terms before or upon the Closing); provided, however, that no representation or warranty is made in the foregoing clauses (ii) with respect to matters that would not reasonably be expected to prevent or materially impair or materially delay the ability of Purchaser to consummate the transactions contemplated hereby; or
(iii) result in any material violation of any Law by which Purchaser or any of its properties or assets is bound; and
(b) none of the execution and delivery by Purchaser of this Agreement or the Purchaser Documents, the consummation of the transactions contemplated hereby or thereby or the compliance by Purchaser with any of the provisions hereof or thereof will require Purchaser to obtain any Order, Permit or waiver of, or declare or file with, or give notification to, any Person (including any Governmental Body), except for:
(i) compliance with the applicable requirements of the HSR Act and any other Antitrust Laws; and
(ii) such Orders, Permits, waivers, declarations, filings and notifications as to which the failure to obtain, make or give the same would not reasonably be expected to prevent or materially interfere with Purchaser’s ability to consummate the transactions contemplated by this Agreement and the Purchaser Documents.
6.4 Securities Matters. Purchaser 1, Purchaser 2 and Purchaser 3 are each an “accredited investor” as defined in Rule 501 under the Securities Act of 1933 (the “Act”), and is acquiring the Company Group Securities solely for its own account and not with a view to any distribution or disposition thereof. Purchaser understands that:
(a) the Company Group Securities have not been registered under the Act or registered or qualified under any applicable state securities Laws in reliance upon specific exemptions therefrom; and
(b) the Company Group Securities may not be transferred or sold except in a transaction registered or exempt from registration under the Act and registered or qualified or exempt from registration or qualification under any applicable state securities Laws.
6.5 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof, in each case that would result in any material Liability on the part of Seller.
6.6 Representation and Warranty Insurance. Purchaser has obtained a buy-side representation and warranty indemnity insurance policy, a true, correct and complete copy of which has been provided to Seller (the “R&W Policy”). Purchaser has not amended, repealed or modified any provision of the R&W Policy in a manner that is materially adverse to Seller.
6.7 Financing.

(a) Purchaser has delivered to Seller complete and accurate fully executed copies of (i) an equity commitment letter (the “Equity Commitment Letter”), dated as of the date hereof, between Purchaser and the Sponsor, pursuant to which the Sponsor has, among other things, and subject to the terms and conditions thereof, committed to provide equity financing in the amount set forth therein (the “Equity Financing”) to Purchaser in connection with the transactions contemplated hereby, and (ii) a debt commitment letter and a related fee letter (redacted to remove the economic terms, “flex” provisions and other customarily-redacted provisions set forth therein so long as such redacted information does not adversely affect the conditionality or aggregate amount of the Debt Financing) (collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”), dated as of the date hereof, among the Debt Financing Sources party thereto and Purchaser, pursuant to which such Debt Financing Sources have committed to provide or cause to be provided debt financing to Purchaser in connection with the transactions contemplated hereby (such debt financing (the “Debt Financing” and, together with the Equity Financing, the “Financing”)). As of the date hereof, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Commitment Letters, together with all other funds of Purchaser, is, sufficient to allow Purchaser to pay the Adjusted Purchase Price and any expenses incurred by Purchaser in connection with the transactions contemplated by this Agreement.
(b) As of the date hereof, the Commitment Letters constitute all of the agreements entered into between the parties thereto with respect to the financing arrangements contemplated thereby. As of the date hereof, the Commitment Letters are not subject to any contingency or condition of any kind whatsoever, including any subsequent approval process, related to the funding of the full amount of the financing contemplated by the Commitment Letters (including any “market flex” provisions or similar provisions affecting the structure, pricing, maturity, amortization or any other terms) other than as set forth in the executed copies thereof. As of the date hereof, the Commitment Letters are in full force and effect, constitute the legal, valid and binding obligations of Purchaser and have not been modified or amended in any respect, and the respective commitments contained in the Commitment Letters have not been withdrawn or rescinded. As of the date hereof, (x) neither Purchaser nor any of its Affiliates is in breach of any of the Commitment Letters, and (y) neither Purchaser nor any of its Affiliates has knowledge of any breach of the Commitment Letters by any of the other parties thereto. Purchaser has paid in full any and all commitment fees and/or other fees required to be paid on or prior to the date hereof under the terms of the Commitment Letters. The obligations of Purchaser under this Agreement are not subject to any conditions regarding Purchaser’s ability to obtain the Financing.
ARTICLE VII
COVENANTS
7.1 Access to Information. Prior to the Closing, (i) Purchaser shall be entitled, through its Representatives, to make such investigation of the Business and the properties and assets of the Company Group and such examination of the books and records (including books and records relating to Taxes) of the Company Group as it reasonably requests and to make extracts and copies of such books and records and to have access to the senior employees and executives of the Business, and (ii) each Seller shall, and shall cause the Company Group to, furnish to Purchaser and its Representatives such additional financial and operating data and other information regarding the Business, to the extent in the possession or under the control of such Seller or any of its Affiliates, as Purchaser or its Representatives may from time to time reasonably request for the purposes of consummating the transactions contemplated herein and preparing to operate the Business following the Closing; provided that such examination shall not include:
(a) information that, if provided to Purchaser, would violate applicable Law;
(b) bids, letters of intent, expressions of interest or other proposals received from others in connection with the transactions contemplated by this Agreement or documents, information or analyses relating to such communications or containing information pertaining to such communications;
(c) any information, the disclosure of which would jeopardize any legal privilege available to any Seller, the Company Group or any of their respective Affiliates relating to such information; provided, that at Purchaser’s reasonable request, such Seller shall work in good faith with Purchaser to implement arrangements that would permit disclosure in a manner that would not result in breach of such restrictions or legal obligations or the waiver of legal privilege; or
(d) any valuations of the Company Group or the Company Group Securities or information or analysis relating to such valuations.
The access contemplated by this Section 7.1 shall include Purchaser having reasonable access to, and the reasonable participation and cooperation of, the executives of Seller and its Affiliates set forth on Schedule 1.1(a) during normal business hours to assist Purchaser with respect to transition matters. Any such investigation and examination shall be subject to the provisions of Section 7.4, shall be conducted during regular business hours and under commercially reasonable circumstances and shall be subject to restrictions under applicable Law, including Antitrust Laws. Seller shall, and shall cause the Company Group and the respective Representatives of Seller and the Company Group to, cooperate with Purchaser and Purchaser’s Representatives in connection with such investigation and examination, and Purchaser shall, and shall cause its Representatives to, reasonably cooperate with Seller, the Company Group and their respective Representatives and use commercially reasonable efforts to minimize any disruption to the Business or the business of Seller. Purchaser shall, and shall cause its Representatives to, abide by any safety rules or rules of conduct reasonably imposed by Seller, the Company Group or any operator of properties or assets of the Company Group, as the case may be, in connection with access provided pursuant to this Section 7.1. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall neither contact any suppliers to, or customers of, the Company Group in connection with this Agreement (other than to facilitate the consummation of the transactions including to give any notice or seek any consent that may be required in connection with the transactions) nor perform invasive or subsurface investigations of the properties of the Company Group.
7.2 Conduct of the Business Pending the Closing. From the date hereof and until the Closing, except as set forth on Schedule 7.2, as required by applicable Law, as otherwise expressly contemplated by this Agreement or with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned):
(a) Seller shall, and shall cause the Company Group to:
(i) conduct the Business only in the Ordinary Course of Business; and
(ii) use its commercially reasonable efforts to maintain and preserve the Business, its operations, organization and goodwill, including its business relationships and goodwill with customers and suppliers, regulators and others having relationships with the Business, maintain all material structures and equipment and other tangible personal property of the Business in their present repair, order and condition, except for depletion and ordinary wear and tear and keep available the services of its key employees.
(b) Other than (I) as expressly required by this Agreement, or (II) with the Purchaser’s prior written consent, Seller shall not (to the extent related to the Business or any Company Group), and shall cause the Company Group and the Business not to:
(i) declare, set aside, make or pay any dividend or other distribution (other than cash to the extent such dividends or distributions are paid prior to the Effective Time) on any capital stock of any Company Group or repurchase, redeem or otherwise acquire any outstanding equity interest in the Company Group;
(ii) (A) issue or sell any equity interest or other securities of the Company Group, subject to a Lien or grant options, warrants, calls or other rights to purchase or otherwise acquire any equity interests or other securities of the Company Group or (B) issue or grant (or authorize the issuance or grant of) options, restricted stock units, phantom shares, or other equity- or equity-based incentive awards in, or other rights to purchase or otherwise acquire any equity interests or other securities of, Seller Parent or any of its Subsidiaries, in each case, to any Business Employee;
(iii) effect any split, combination, subdivision, recapitalization, reclassification or like change in the capitalization of the Company Group;

(iv) amend the Organizational Documents of the Company Group or amend or change the entity type or jurisdiction of any Company Group;
(v) other than required by the terms of any Business Benefit Plan or applicable Law:
(A) grant or increase the rate or terms of compensation, compensation opportunities or benefits due, owing, or payable to any Business Employee, except for any broad-based increases in the Ordinary Course of Business for Business Employees with annual base compensation less than or equal to $150,000;
(B) grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation (including any severance or termination pay or transaction or retention bonus unless such payment is in accordance with Seller’s standard severance program) to any Business Employee, or accelerate the time of payment, funding, or vesting of any compensation or benefit payable to any Business Employee;
(C) materially increase the coverage or benefits available under or materially modify or amend the terms of, or terminate, any Business Benefit Plan, in each case, with respect to any Business Employee, or adopt, enter into, amend, or terminate any plan, policy, program, agreement or other arrangement that would constitute an Assumed Benefit Plan if it had been in effect on the date hereof; or
(D) enter into any collective bargaining agreement, works council agreement, or other collective labor arrangement governing any Business Employees; or
(E) make any representations or issue any communications to Business Employees that are materially inconsistent with this Agreement or the transactions contemplated hereby;
(F) other than as may be necessary to fill vacant positions in the Ordinary Course of Business (other than any vacant positions for which the annual base compensation is in excess of $150,000), hire or engage or offer to hire or engage any individual who would have been a Business Employee if he or she had been employed or engaged as of the date hereof (except, notwithstanding the other terms of this paragraph, Target 3 shall not hire any employees other than in accordance with Section 7.10);
(G) other than for cause, terminate the employment of any Business Employee;
(H) institute any general layoff of Business Employees or implement any early retirement plan or announce the planning of any such action, in either case, impacting any Business Employee; or
(I) other than in the Ordinary Course of Business, make any loans, advances, or extensions of credit to any Business Employee;
(vi) subject any of the properties or assets (whether tangible or intangible) of the Business or the Company Group to any Lien, except for Permitted Exceptions or subject any of the Company Group Securities to any Lien;
(vii) acquire any properties or assets of any Person (whether by merger, consolidation, purchase of property or assets or otherwise) or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the properties or assets of the Company Group or the Business, except the sale of inventory in the Ordinary Course of Business;
(viii) other than in the Ordinary Course of Business (which, in the aggregate, are not material), waive, release, amend or relinquish any claim or right of the Company Group or the Business or cancel or compromise any debts owed to any Company Group or the Business;
(ix) enter into any commitment for capital expenditures of the Company Group or the Business in excess of $100,000 for all commitments in the aggregate;
(x) permit the Company Group to enter into or agree to enter into any merger or consolidation with any Person, or restructure or reorganize, or completely or partially liquidate, or acquire the securities of any other Person;

(xi) make any material change in any method of financial accounting or accounting practice or policy used by the Business in the preparation of its financial statements, other than such changes as are consistent with the Agreed Accounting Principles or changes required by GAAP or applicable Law which, in each case, also otherwise apply generally to Seller and its Affiliates;
(xii) enter into any settlement or release with respect to any Legal Proceeding, or commence any material Legal Proceeding relating to the Business, other than any such settlement or release of a Legal Proceeding that (A) is with a non-Governmental Body and does not involve amounts in excess of $100,000 individually or $250,000 in the aggregate, or (B) is in the Ordinary Course of Business and does not involve any injunctive or equitable relief or imposes restrictions on the business activities of Seller and its Subsidiaries or Purchaser and its Subsidiaries (including the Company Group); provided, that the Company Group shall not make any admissions without the consent of Purchaser;
(xiii) enter into, materially amend, terminate or waive or assign any material right under any Material Contract, or (B) enter into a new Contract that would be a Material Contract if entered into prior to the date hereof, in each case, other than in the Ordinary Course of Business;
(xiv) modify in any material respect any payment terms with any customers or suppliers pursuant to any Material Contract, other than changes in the Ordinary Course of Business not initiated by Seller or its Affiliates;
(xv) fail to maintain all existing material insurance policies of the Business;
(xvi) enter into any distribution, joint venture, strategic alliance or joint marketing or any similar arrangement or agreement that relates to the Business, other than in the Ordinary Course of Business;
(xvii) sell, transfer, assign, lease, sublease, license, mortgage, pledge, encumber or otherwise dispose of any of the Company Properties;
(xviii) materially amend, modify or terminate any of the Real Property Leases;
(xix) with respect to the Business, acquire any real property or enter into any leases, licenses or subleases or arrangements to use or occupy for real property without Purchaser’s prior written consent

(if Purchaser’s consent is obtained, then any purchased real property shall be considered Company Property and any fully executed leases shall be considered a Real Property Lease);
(xx) engage in any promotional sales, discount, price reduction or other activity that has or would reasonably be expected to have the primary effect of accelerating to the Pre-Closing Period any sales that would otherwise reasonably be expected to occur in post-Closing periods or the primary effect of delaying to post-Closing periods any liabilities that would otherwise reasonably be expected to occur in the Pre-Closing Period;
(xxi) incur any Indebtedness, or make any loans, capital contributions or advances, in each case, other than (A) in the Ordinary Course of Business, or (B) pursuant to intercompany borrowing arrangements that, in the case of this clause (B), will be settled or repaid in full, or canceled or terminated, at or before the Closing;
(xxii) except as set forth in this Agreement or otherwise required by applicable Law, (A) make, change or revoke any Tax election, (B) adopt or change any Tax accounting method, (C) file any amended Tax Return or claim for refund, (D) prepare any Tax Returns in a manner that is inconsistent with past practice with respect to the treatment of items on such Tax Returns, (E) enter into any ruling request, closing agreement or similar agreement with respect to Taxes, (F) settle and/or compromise any Tax claim, (G) consent to any claim or assessment relating to Taxes or waive the statute of limitations for any such claim or assessment, or (H) take any other similar action relating to the filing of any Tax Return or the payment of any Tax, Seller shall not be prohibited to take the actions set forth in (A) through (H) above if such actions (x) would not reasonably be expected to have an adverse impact on any of the Company Group Entities in any taxable period ending after the Closing Date that is material and (y) relate to any consolidated, unitary or affiliated Tax Return of Seller;
(xxiii) disclose any confidential information to any Person except pursuant to non-disclosure agreements that obligate that Person to maintain the confidentiality thereof; or
(xxiv) enter into any Contract or otherwise agree or commit to do anything prohibited by this Section 7.2(b).
Nothing contained in this Section 7.2 or elsewhere in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the Business or any portion thereof prior to the Closing. Prior to the Closing, the Company Group shall exercise, consistent with the terms and conditions of this Agreement and applicable Law, complete control and supervision over the Business.
7.3 Consents. Seller shall cooperate with Purchaser, upon Purchaser’s reasonable request, in endeavoring to obtain the consent of, or authorization from, any Person required by any provision of any Real Property Lease, Personal Property Lease, Material Contract or Permit, or that otherwise may be required, in connection with the Transactions or the subsequent operation of the Business by the Company Group Entities after Closing (the “Third Party Consents”). Nothing in this Agreement or any Ancillary Agreement nor the consummation of the Transactions shall be construed as an attempt or agreement to assign or transfer any Business Asset if an attempted assignment or transfer, without the consent of, or other action by, any third party would constitute a breach thereunder or adversely affect in any respect the rights of the Business thereunder (collectively, the “Non-Assignable Assets”) unless and until such consent or other action by such third party shall be given or taken. If any such Third Party Consent or authorization is not obtained prior to the Closing or there exists any Non-Assignable Asset, then Seller shall provide Purchaser a list of all such Third Party Consents or authorizations or Non-Assignable Assets no later than five (5) days prior to Closing and, pending receipt of all applicable Third Party Consents or authorizations, reasonably cooperate with Purchaser in any lawful and reasonable arrangement reasonably requested by Purchaser under which Purchaser (or one of its Subsidiaries) shall obtain, to the extent practicable, the rights and benefits under the Non-Assignable Asset. Such reasonable arrangement may include the entering into of a transition service, subcontract, sublicense, sublease or other similar arrangement between Seller and Purchaser and/or their applicable Subsidiaries, provided each such arrangement shall provide that Purchaser (or the applicable Subsidiary of Purchaser) shall be responsible for all reasonable (the terms of any current Contract (or extension of the same) shall be deemed reasonable), documented costs and expenses incurred under the Non-Assignable Asset to the extent arising out of such arrangement. During the period from Closing until such Third Party Consents, or other consents or approvals required to assign and transfer the Non-Assignable Assets, are obtained (or, solely with respect to a Non-Assignable Asset under any Contract, until the expiration of the current term of such Contract to the extent the same is not renewed or extended by Seller (in Seller’s sole discretion)), Seller will use reasonable best efforts to (i) continue to seek to obtain any such consents or approvals and (ii) enforce the Non-Assignable Assets or other Contracts, assets or rights subject to such Third Party Consent subject to an arrangement described in the preceding sentence for the benefit of Purchaser and/or its applicable Subsidiary. Notwithstanding anything to the contrary herein, Seller shall not agree to any economic concessions (including any fee reduction nor waiver) in connection with obtaining any Third Party Consent without the written consent of Purchaser. Seller shall be responsible for making payments, incurring Liabilities and providing any financial accommodation to obtain any Third Party Consent. Once the Third Party Consents (or other consents or approvals) required to assign and transfer a Non-Assignable Asset is obtained, Seller shall or shall cause its applicable Affiliates to, assign and transfer such asset to Purchaser (or one of its Subsidiaries) at no additional cost.
7.4 Regulatory Approvals.

(a) Each of Purchaser and Seller shall:
(i) have made all filings required of each of them or any of their respective Affiliates under the Antitrust Laws with respect to the transactions contemplated hereby as of the date of this Agreement;
(ii) comply as promptly as reasonably practicable with any request under the HSR Act or other Antitrust Laws for additional information, documents or other materials received by each of them or any of their respective Affiliates from the Federal Trade Commission (the “FTC”), the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or any other Governmental Body in respect of such filings or such transactions;
(iii) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, by responding to any reasonable requests of the other Party for copies of documents or other materials prior to filing and considering all reasonable additions, deletions or changes suggested by the other Party in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or any other Governmental Body under any Antitrust Laws with respect to any such filing or any such transaction; and
(iv) use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement.
(b) Each of Purchaser and Seller may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Party under this Section 7.4 as “antitrust counsel only.” Material so designated and the information contained therein shall be given only to the antitrust legal counsel of the other Party, and the other Party shall cause such antitrust counsel not to disclose such materials or information to any other Representatives of the other Party, unless express written permission is obtained in advance from the source of the materials. Each of Purchaser and Seller shall promptly inform the other Party of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction. Neither Purchaser nor Seller shall independently participate in any formal meeting with any Governmental Body in respect of any filing, investigation or other inquiry contemplated by this Section 7.4 without giving the other Party prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate in such meeting. Subject to applicable Law, each of Purchaser and Seller will consult and cooperate with the other Party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party relating to proceedings under the HSR Act or other Antitrust Laws. Purchaser shall pay all filing fees in connection with all filings under the Antitrust Laws.
(c) Each of Purchaser and Seller shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Body with respect to the transactions contemplated by this Agreement under the Antitrust Laws. In connection therewith, if any Legal Proceeding is instituted challenging any transaction contemplated by this Agreement as in violation of any Antitrust Law, each of Purchaser and Seller shall cooperate and use its reasonable best efforts to resolve, contest and resist any such Legal Proceeding; provided, however, that Purchaser shall not be required to, and Seller shall not, without prior written approval of Purchaser, commence litigation with any Governmental Body or third-party or defend any judicial action challenging any transaction contemplated by this Agreement. Each of Purchaser and Seller shall use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of the Original SPA.
7.5 Efforts and Cooperation; Further Assurances.
(a) From the date hereof until the Closing, each Party shall:
(i) use its commercially reasonable efforts to:
(A) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement; and
(B) cause the fulfillment as soon as reasonably practicable of all of the conditions to the obligations of the other Parties to consummate the transactions contemplated by this Agreement;
(ii) reasonably cooperate with the other Party in connection with such efforts of the other Party; and
(iii) keep the other Party reasonably apprised of the status of the matters relating to the completion of the Transactions, including with respect to the satisfaction of the Closing conditions of the other Party.
(b) After the Closing, each Party will execute and deliver such documents and take such other actions as may be reasonably requested by the other Party in order to carry out the provisions of this Agreement and make effective the transactions contemplated hereby.
(c) If at any time after the Closing, Seller or any of its Affiliates receives a payment intended for the Company Group or any of its Affiliates, or otherwise possesses any asset of the Company Group or any of its Affiliates, Seller shall promptly deliver, or cause to be delivered, such payment or asset to the Company Group. If at any time after the Closing, the Company Group or any of its Affiliates receives a payment intended for Seller or any of its Affiliates, or otherwise possesses any asset of Seller or any of its Affiliates, Purchaser shall promptly deliver, or cause to be delivered, such payment or asset to Seller.
7.6 Confidentiality.
(a) Purchaser acknowledges that the information provided to it in connection with this Agreement and the transactions contemplated hereby are subject to the terms of the confidentiality and business evaluation agreement between AEA Investors SBF LP and PJC on behalf of Seller dated July 24, 2019 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate. Notwithstanding the foregoing, Purchaser and its Affiliates may share confidential information regarding the Business with the Debt Financing Sources identified in the Debt Commitment Letter, subject to the confidentiality provisions contained in the Debt Commitment Letter, and Purchaser, its Affiliates and such Debt Financing Sources may share such information with other potential Debt Financing Sources in connection with any marketing efforts (including any syndication) in connection with the Debt Financing; provided that the recipients of such information agree to customary (including “click through”) confidentiality arrangements.
(b) During the Restricted Period, (I) Seller shall hold and shall cause its Subsidiaries to hold, and shall use commercially reasonable efforts to cause its and their respective Representatives to hold, in confidence, and not disclose or use (except in accordance with the express terms of any Ancillary Agreement), any and all confidential information, whether written or oral, to the extent related to the Company Group or the Business, and (II) Purchaser shall hold and shall cause its Subsidiaries to hold, and shall use commercially reasonable efforts to cause its and their respective Representatives to hold, in confidence, and not disclose or use (except in accordance with the express terms of any Ancillary Agreement), any and all confidential information, whether written or oral, to the extent related to the Excluded Business,
(i) except to the extent that such information:
(A) is generally available to or known by the public through no fault of such applicable Party, its Affiliates or their respective Representatives; or
(B) is lawfully acquired by such Party, its Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited, to the Knowledge of Seller or Purchaser, as applicable, from disclosing such information by nondisclosure obligations or duties; or

(C) is disclosed to enforce such Party’s rights or remedies under this Agreement or any of the Ancillary Agreements, or
(ii) unless such Party determines, after consulting with counsel, that disclosure of such information is required by applicable Law. If such Party determines that disclosure of such information is required by applicable Law, such Party shall use its commercially reasonable efforts consistent with applicable Law to consult with the other Party with respect thereto and to obtain, at such Party’s sole expense, appropriate confidential treatment, if available, of such information as such Party may reasonably request;
provided, in the case of Purchaser or any of its Affiliates, the foregoing restriction shall not prohibit any use or disclosure reasonably required to operate the Business in the ordinary course. Notwithstanding anything to the contrary set forth in this Agreement, Purchaser and its Subsidiaries and Representatives shall be deemed to have satisfied their obligations hereunder if they exercise the same degree of care (but no less than a reasonable degree of care) as they take to preserve confidentiality for their own similar information and nothing herein shall prevent Purchaser and its Affiliates from disclosing or using information used or held for use in the Business after the Closing.
7.7 D&O Indemnification and Exculpation.
(a) Subject to Seller’s compliance with its obligations under Section 7.7(b), from and after the Closing Date, Purchaser shall cause the Company Group to, except as otherwise required by applicable Law, indemnify, defend and hold harmless, to the fullest extent provided under the Organizational Documents of the Company Group now in effect, the individuals who on or prior to the Closing Date were directors or officers of the Company Group (collectively, the “Indemnitees”) with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company Group at any time prior to the Closing Date. Purchaser agrees that all rights of the Indemnitees to indemnification and exculpation from Liabilities for acts or omissions occurring at or prior to the Closing Date as provided in the Organizational Documents of the Company Group as now in effect, and the indemnification agreements or arrangements of the Company Group set forth on Schedule 7.7(a), shall survive the Closing Date and shall continue in full force and effect in accordance with their terms. Such rights shall not be amended or otherwise modified in any manner that would materially adversely affect the rights of the Indemnitees, unless such modification is required by Law.
(b) For a period of six (6) years from the Closing Date (the “D&O Tail Period”), Seller shall, and shall cause its Affiliates to, use reasonable efforts to maintain, in full force and effect, the coverage provided to the Indemnitees under any Insurance Policies in force as of the date of this Agreement with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement) and further agrees to preserve and, at Purchaser’s direction, pursue such officers’ and directors’ coverage rights under such Insurance Policies. In the event Seller cancels, amends, modifies, terminates or waives any such Insurance Policies or coverage available thereunder during such period, the Seller shall obtain “tail” insurance policies with a claims period of the duration of the remaining D&O Tail Period (for the benefit of the Company Group) with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of the Company Group, with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement).
(c) The provisions of this Section 7.7:
(i) are intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her legal representatives; and
(ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnitee may have by Contract or otherwise.
(d) If Purchaser or any of its successors or assigns consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser shall assume all of the obligations thereof set forth in this Section 7.7.
(e) The obligations of Purchaser under this Section 7.7 shall not be terminated or modified in such a manner as to materially adversely affect any Indemnitee to whom this Section 7.7 applies without the consent of the affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 7.7 applies are intended third party beneficiaries of this Section 7.7).
7.8 Preservation of Records.
(a) Purchaser shall cause the Company Group to preserve and keep the records relating to the Business and the Company Group Entities existing as of Closing and in its possession for a period of seven years from the Closing Date. Subject to provisions of Section 7.27, Purchaser shall cause the Company Group to make available to Seller and its Representatives such records, and personnel of the Company Group familiar therewith, as may be reasonably requested by Seller in connection with claims by or against Seller or any of its Affiliates related to the Company Group or the transactions contemplated by this Agreement or compliance by Seller with its obligations under this Agreement or any Seller Document. If Purchaser wishes to destroy such records during such time, Purchaser shall cause the Company Group first to give 90 days prior written notice to Seller, and Seller shall have the right at its option and expense, upon prior written notice given to Purchaser within that 90 day period, to take possession of the records within 180 days after the date of such notice.
(b) Seller shall preserve and keep the records relating to the Business existing as of Closing and in its possession for a period of seven years from the Closing Date. Subject to provisions of Section 7.27, Seller shall make available to Purchaser and its Representatives such records, and personnel of Seller familiar therewith, as may be reasonably requested by Purchaser in connection with claims by or against Purchaser or any of its Affiliates related to the Business, the Company Group or the transactions contemplated by this Agreement or compliance by Purchaser with its obligations under this Agreement or any Purchaser Document. If Seller wishes to destroy such records during such time, Seller shall first give 90 days prior written notice to Purchaser, and Purchaser shall have the right at its option and expense, upon prior written notice given to Seller within that 90 day period, to take possession of the records within 180 days after the date of such notice.
7.9 Publicity.
(a) Neither Purchaser nor Seller shall, and each of Purchaser and Seller shall cause its Affiliates not to, issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other Party (which approval will not be unreasonably withheld, delayed or conditioned) unless such Party determines, after consulting with counsel, that disclosure is required by applicable Law. If a Party so determines that disclosure of such information is required by applicable Law, such Party shall use its commercially reasonable efforts consistent with applicable Law to consult with the other Party with respect thereto; provided, further, that upon and after the Closing, Purchaser and its Affiliates (including the Sponsor), on the one hand, and Seller and its respective Affiliates, on the other hand, shall be entitled to provide general information, including issuing a press release or similar such public announcement, concerning the transactions contemplated hereby to their respective investors and prospective investors who are subject to customary confidentiality restrictions for the purpose of customary fundraising, marketing or reporting or informational activities, in each case without obtaining such prior approval.
(b) Neither Purchaser nor Seller shall, and each of Purchaser and Seller shall cause its Affiliates not to, disclose or otherwise make available to the public the terms of this Agreement or publicly file or otherwise make available to the public copies of this Agreement unless such Party determines, after consulting with counsel, that such disclosure, availability or filing is required by applicable Law. If a Party so determines that such disclosure, availability or filing is required by applicable Law, such Party shall use its commercially reasonable efforts to consult with the other Party with respect thereto and to obtain appropriate confidential treatment, if available, thereof as the other Party may reasonably request.
7.10 Employment and Employee Benefits.

(a) No later than six (6) Business Days prior to the Closing Date, Seller shall deliver to Purchaser a final version of the Business Employee Schedule, and indicating which such Business Employees set forth thereon, if any, are on approved short- or long-term leaves of absence (“Leave Offered Employees”).
(b) No later than five (5) Business Days prior to the Closing Date, Target 3 will provide notice to the Business Employees assigned to work in Target 3 of the transfer of employment of such Business Employees to Target 3. Such offers of employment shall be conditional and effective on or after the Closing, shall describe the new employee benefit plans (“Target 3 Benefit Plans”) in which such Business Employees will participate as of the Closing Date. Such offers of employment are to be on terms and conditions including a base salary or base wage which is no less favorable to those existing as of the Closing Date, and such Target 3 Benefit Plans (including health and welfare, defined contribution retirement, opportunities for commissions, bonuses, severance benefits, and other cash-based incentive pay, but excluding equity-based incentive compensation, employee stock purchase plan, defined benefit pension schemes, deferred compensation arrangements, and retiree medical or other post-employment health and welfare coverage) are to be substantially comparable, in the aggregate, to those provided to such Business Employees immediately prior to the Closing. In such offer, the individual’s years of service shall be recognized for all purposes. The Business Employees who accept such offers of employment and commence employment with Target 3 shall become Continuing Employees (as defined below). Seller shall remain responsible for all Liabilities in any way relating to the Business Employees assigned to work at Target 3 who do not become Continuing Employees in accordance with this Section 7.10(b).
(c) Subject to Sections 7.10(b) and 7.10(d), Seller shall take all reasonable actions to cause each Business Employee to be employed or engaged by a Company Group Entity no later than immediately prior to the Closing. The Parties intend that the transactions contemplated by this Agreement (including the Restructuring) shall not constitute a separation, termination or severance of employment of any Business Employee prior to or upon the consummation of the transactions contemplated herein (including the Restructuring) and that the Business Employees will have continuous and uninterrupted employment immediately before and immediately after the Closing Date. Seller shall use all reasonable efforts to minimize the likelihood of incurring or triggering any severance payment, statutory severance or termination payment due to any Business Employees resulting from the consummation of the transactions contemplated by this Agreement (including the Restructuring), provided however, Purchaser acknowledges that the Transaction shall result in a termination of employment for certain Continuing Employees holding equity-based incentive awards in Seller Parent.
(d) Following the Closing, (i) Purchaser and Seller shall take all reasonable actions necessary to cause each Corporativo Employee to be transferred to an entity designated by Purchaser no later than March 31, 2020, and (ii) the Parties shall take all actions necessary in order for the Corporativo Employees to be transferred pursuant to and in accordance with the terms and conditions of this Agreement through the following process (A) for employment purposes, through an employer substitution process under Article 41 of the Mexican Federal Labor Law (Ley Federal del Trabajo), and (B) for social security purposes, the entity designated by Purchaser to hire the Corporativo Employees shall enroll them within the social security mandatory regime before the Mexican Social Security Institute within five (5) working days (in Mexico) of the date on which the employer substitution implemented for employment purposes becomes effective, using its employer’s registration number. Subsequently, Univar Corporativo, S.A. de C.V. (“Univar Corporativo”) shall submit the discharge of such Corporativo Employees from the social security mandatory regime (such transfer, the “Corporativo Employee Transfer”). Notwithstanding the foregoing, and except as would be prohibited by any applicable disability discrimination Laws, to the extent that a Business Employee in Mexico is a Leave Offered Employee, such Leave Offered Employee shall remain an employee of Seller Group Members until the time the applicable leave ends and such Leave Offered Employee is eligible to return to work. If and when such a Leave Offered Employee is able to return to work and presents himself or herself to Purchaser or its Affiliates for employment, such Leave Offered Employee shall be eventually transferred to the entity designated by Purchaser.
(e) Notwithstanding the foregoing, and except as would be prohibited by any applicable disability discrimination Laws, to the extent that a Business Employee in Canada is a Leave Offered Employee, such Leave Offered Employee shall remain an employee of Seller Group Members until the time the applicable leave ends and the Leave Offered Employee is eligible to return to work. If and when a Leave Offered Employee is able to return to work and presents himself or herself to Purchaser or its Affiliates (including, after the Closing, the Company Group Entities) for employment, Purchaser shall, or shall cause one of its Affiliates to offer employment to such Leave Offered Employee and, if such offer is accepted, such employee’s commencement of employment with Purchaser or its Affiliates shall be the date on which such employee commences employment with the Purchaser or one of its Affiliates and such employee shall thereafter be deemed a Continuing Employee and all years of service with Seller Group Members as disclosed on the Business Employee Schedule shall be recognized by the Company Group Entity for all purposes.
(f) For a period of one year after the Closing Date, or such longer period of time required by applicable Law, Purchaser shall, or shall cause one or more of its Affiliates to, provide the Business Employees who were employed by of one of the Company Group Entities or with Corporativo with respect to Target 2 immediately prior to the Closing (the “Continuing Employees”), who remain employed with Purchaser or an Affiliate of Purchaser, with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided to such Continuing Employee immediately prior to the Closing, and (ii) employee benefits (including health and welfare, defined contribution retirement, opportunities for commissions, bonuses, severance benefits, and other cash-based incentive pay, but excluding equity-based incentive compensation, employee share purchase programs, defined benefit pension schemes, deferred compensation arrangements, and retiree medical or other post-employment health and welfare coverage) that are substantially comparable, in the aggregate, to those provided to such Continuing Employees immediately prior to the Closing; provided, however, to the extent that the Continuing Employee is located outside of, or primarily provides services outside of, the U.S. (a “Foreign Continuing Employee”), such Foreign

Continuing Employee shall be entitled to compensation and benefits required by applicable Law if such compensation and/or benefits are greater than those set forth in clauses (i) and (ii) above, respectively. In addition, immediately following the Closing, Purchaser shall, or shall cause one or more of its Affiliates to, provide each Continuing Employee with a location of employment and job duties that are, in each case, substantially similar to those provided to such Continuing Employees immediately prior to the Closing. Notwithstanding the foregoing or anything in this Agreement to the contrary, the foregoing is not an obligation owing from Purchaser nor any of its Affiliates to continue to employ or engage any Business Employee for any period of time following the Closing Date to any Business Employee.
(g) For purposes of eligibility, benefit levels and vesting (but not benefit accrual) under the employee benefit plans established or maintained by Purchaser or one of its Affiliates, in which Continuing Employees are eligible to participate following the Closing (the “Purchaser Plans”), Purchaser shall credit each Continuing Employee with his or her years of service with the Company Group to the same extent as such Continuing Employee was entitled to credit for such service under any similar Business Benefit Plan immediately prior to the Closing (excluding any defined benefit pension plans, retiree or other post-employment medical or health coverage, or deferred compensation plans), except to the extent that it would result in the duplication of benefits. Purchaser and its Affiliates shall use commercially reasonable efforts to ensure that the Purchaser Plans do not deny Continuing Employees coverage on the basis of pre-existing conditions and credit such Continuing Employees in the year of initial participation in the Purchaser Plans for any deductibles and out-of-pocket expenses paid by such Continuing Employees under the Business Benefit Plans. Seller shall provide to Purchaser within 90 days after the Closing a listing of deductibles and out-of-pocket expenses for the current year for those Continuing Employees and their dependents who provide authorization for release of such data.
(h) Seller shall take such actions as are necessary to permit and allow Continuing Employees to continue participation in Business Benefit Plans providing medical, dental, vision, prescription drug, life, disability and accident benefits after Closing pursuant to the Transition Services Agreement, until the earlier of (i) the date upon which Purchaser or an Affiliate of Purchaser has established all plans required under Section 7.10(f) including all benefit plans providing medical, dental, vision, prescription drug, life, disability and accident benefits or (ii) May 15, 2020; provided that Purchaser shall be responsible for all premiums and cost associated with the participation of the Continuing Employees in such Business Benefit Plans as set forth in the Transition Services Agreement. Except as otherwise provided under the Transition Services Agreement, the Continuing Employees shall cease to accrue benefits under all Business Benefit Plans that are not Assumed Benefit Plans effective on Closing. Seller shall retain responsibility for all amounts payable by reason of or in connection with any and all claims incurred under the Business Benefit Plans by the Continuing Employees (and their eligible dependents) prior to the Effective Time. Purchaser, the Purchaser Plans, and the Assumed Benefit Plans shall be responsible for all amounts payable by reason of or in connection with any and all claims incurred under the Business Benefit Plans by the Continuing Employees (and their eligible dependents) after the Effective Time. For the purposes of this Section 7.10(h), a claim shall be deemed to have been incurred

(i) with respect to a death or dismemberment claim, on the actual date of death or dismemberment; (ii) with respect to a short-term or long-term disability claim, the date of occurrence of the injury or accident or the date of diagnosis of the illness or other event giving rise to such claim or series of related claims; (iii) with respect to a health care claim, including vision, dental and medical treatments, the date of treatment; and (iv) with respect to a prescription drug claim, the date the prescription is filled.
(i) Seller shall take such actions necessary to permit and allow Continuing Employees to continue participation in the current defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Current 401(k) Plan”) after Closing pursuant to the Transition Services Agreement until the earlier of (i) the date upon which Purchaser or an Affiliate of Purchaser has established a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “New 401(k) Plan”), or (ii) May 15, 2020; provided that Purchaser shall be responsible for all cost incurred by Seller in connection with the participation of the Continuing Employees in the Current 401(k) Plan including but not limited to any required contributions to the accounts of Continuing Employees. As promptly as practicable after the New 401(k) Plan is established, Seller shall reasonably cooperate with Purchaser to effect a “trust-to-trust” transfer of the account balances of the applicable Continuing Employees from the Current 401(k) Plan to the New 401(k) Plan in accordance with applicable Law.
(j) Prior to the Closing Date, with respect to the Univar USA Inc. Supplemental Valued Investment Plan (“SVIP”), Seller Parent or one of its Subsidiaries, as applicable, shall take, or cause to be taken, all action necessary, to make any matching or other contributions owed thereunder in respect of any Continuing Employees participating in the SVIP for all periods prior to and through the Closing as required under the SVIP.
(k) Following the Closing Date, Purchaser or one of its Affiliates shall be solely responsible for any continuation coverage required under Section 4980 of the Code, Part 6 of Title I of ERISA or applicable state Law (“COBRA”) to each Continuing Employee or any Person related to such Continuing Employee who is a “qualified beneficiary” as that term is defined in COBRA whose first “qualifying event” (as defined in COBRA) occurs on or prior to the Closing.
(l) The provisions of this Section 7.10 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment or modification to any of the Business Benefit Plans or any of compensation and benefits plans maintained for or provided to Continuing Employees prior to or following the Closing or (ii) confer upon or give to any Person, other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 7.10 or elsewhere in this Agreement under or by reason of any provision of this Agreement.
7.11 Separation.

(a) For the 18 month period from and after Closing, Seller shall reimburse Purchaser and the Company Group for any and all costs, fees and expenses incurred, in good faith, from time to time by Purchaser or any Company Group Entity that are identifiable as attributable to or resulting from the separation of the Business, including the items identified on Schedule 7.11 (“Separation Costs”); provided that (i) once Seller has reimbursed Purchaser for $10,000,000 (Ten Million Dollars), in aggregate, of Separation Costs, Seller’s ongoing reimbursement obligation pursuant to this Section 7.11(a) shall be limited to 80% of the incremental Separation Costs in excess of $10,000,000 (Ten Million Dollars) and (ii) in no event shall Seller’s obligations pursuant to this Section 7.11(a) exceed $18,000,000 (Eighteen Million Dollars) in the aggregate. From time to time, Purchaser may, in good faith, submit to Seller a written reimbursement request indicating the Separation Costs for which Purchaser would like to be reimbursed and reasonable documentation with respect to any third party Separation Costs reflected in such request. Seller, in good faith, may dispute in writing any reimbursement requests by Purchaser, so long as Seller has delivered such written notice of dispute to Purchaser within 20 Business Days following receipt of the written request for reimbursement. Within the later of (i) 20 Business Days after receiving any written reimbursement request which is not disputed or (ii) if disputed, within 5 Business Days after Seller and Purchaser mutually agree, in good faith, as to the correct amount of such reimbursement or such dispute is resolved by the Accounting Referee using the processes set forth in Section 3.4(d) (adapted as necessary for this Section 7.11(a)), Seller shall pay to Purchaser an amount equal to the amount set forth in such request. In order to support Seller’s obligations under this Section 7.11(a), at Closing, Seller shall provide to Purchaser a letter of credit issued to Purchaser or other entity designated by Purchaser (the “Letter of Credit”), in the form and on the terms attached hereto as Exhibit C, for an amount of $18,000,000 (Eighteen Million Dollars) from Bank of America, NA that may be drawn upon solely to the extent Seller has not made any payment (when due) to Purchaser required under this Section 7.11(a).
(b) As of the date hereof, Seller shall reasonably cooperate in good faith to assist Purchaser in the development of a workplan regarding the provision of services under the Transition Services Agreement and the build-out of the business support systems, infrastructure and functions of the Company Group provided however, the foregoing shall not expand upon or replace any obligations of the Seller under any other Ancillary Agreement nor shall this provision be used to avoid amounts owing for services provided by Seller and its Affiliates under the Transition Services Agreement.
(c) Seller Group Members shall not have any right to set-off, net or offset any Separation Costs against any payments to be made or owed by Purchaser or its Affiliates pursuant to this Agreement, the Ancillary Agreements or any other agreement among the Parties.
(d) Seller and Purchaser agree to treat any payment made pursuant to this Section 7.11 as an adjustment to the purchase price for foreign, federal (including U.S. federal income Tax), state and local income Tax purposes, to the extent permitted by applicable Law.

7.12 Affiliate Contracts and Company Guarantees; Intercompany Balances. Except as set forth on Schedule 7.12 (the “Surviving Arrangements”), all Contracts (including any Tax sharing or allocation agreements) between and among any Company Group Entity, on the one hand, and Seller or any of its Affiliates (other than the Company Group), on the other hand, and all Company Guarantees provided to Seller or any of its Affiliates, shall be terminated in their entirety upon the Closing, by the parties thereto and shall be deemed voided, cancelled and discharged in their entirety. Except as set forth on Schedule 7.12, all intercompany balances between and among any Company Group Entity, on the one hand, and Seller or any of its Affiliates (other than the Company Group), on the other hand, shall be eliminated by capital contribution, discharge or otherwise in their entirety upon the Closing.
7.13 Tax Matters.
(a) Subject to a cap equal to the Purchase Price, and subject to any limitation set forth in Section 7.19 that expressly applies to this Section 7.13, Seller shall be liable for and pay, and agrees to indemnify and hold harmless the Purchaser Indemnified Parties from and against, all Losses arising out of, relating to or resulting from (A) Taxes imposed on or with respect to the Company Group for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date, (B) Taxes of Sellers and their Affiliates (excluding the Company Group), including Taxes imposed on or with respect to the Excluded Business and Group Taxes and (C) any inaccuracy or beach of any representation or warranty set forth in Sections 5.9(a)(x), 5.9(c), 5.9(d), or 5.9(e) (such Losses, “Seller Taxes”), in each case, only to the extent such Seller Tax was not already taken into account in the determination of the Final Adjusted Purchase Price. Purchaser shall be liable for and pay, and shall indemnify and hold harmless Seller and its Affiliates from and against any and all Taxes imposed on any member of the Company Group, or for which any Company Group Entity may otherwise be liable, for any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date (such Losses, “Purchaser Taxes”).
(b) For purposes of Section 7.13(a), whenever it is necessary to determine the Liability for Taxes of the Company Group for a Straddle Period, the determination of such Taxes for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and Taxes based upon or measured by net income, gain, loss, receipts, proceeds, profits or similar items of the Company Group for the Straddle Period shall be allocated between such two taxable periods on a “closing of the books basis” by assuming that the books of the Company Group Entities were closed at the end of the day on the Closing Date; provided, however, that Taxes other than those described above shall be allocated to the portion of a taxable year or period ending on the Closing Date based on the total amount due for the entire Straddle Period, multiplied by (x) the number of days in such Straddle Period through the Closing Date divided by (y) the total number of days in such Straddle Period.

(c) Seller shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) (A) all Group Tax Returns that are required to be filed by or with respect to the Company Group on a combined, consolidated or unitary basis with Seller or any Affiliate thereof (other than any Group Tax Returns with respect to an Affiliated Group for which one of the Company Group Entities is the common parent) and (B) all other Tax Returns that are required to be filed with respect to the Company Group for taxable years or periods ending on or before the Closing Date. All such Tax Returns shall be prepared and filed in a manner consistent with past practice, in each case, except as otherwise required by applicable law. Seller shall provide Purchaser with a copy of a Tax Return, including any portion of a Group Tax Return, that relates to a Company Group Entity not less than thirty (30) days prior to the due date for such Tax Return, taking into account extensions (or, if such due date is within thirty (30) days following the Closing Date, as promptly as practicable following the Closing Date), for its review and comment, and Seller shall, acting reasonably, consider Purchaser’s comments prior to the filing of such Tax Return. Seller shall timely remit or cause to be remitted any Taxes due in respect of such Tax Returns. For the avoidance of doubt, notwithstanding the foregoing, Seller shall not be required to provide Purchaser (and Purchaser shall not be entitled to review) any income Tax Return of Seller not relating to a member of the Company Group.
(d) Purchaser shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to the Company Group for (A) taxable years or periods beginning after the Closing Date and (B) any Straddle Periods and all such Tax Returns for the Straddle Period shall be prepared in a manner consistent with past practice, in each case, except as otherwise required by applicable law. With respect to any such Tax Return for the Straddle Period, not less than thirty (30) days prior to the due date for such Tax Return, taking into account extensions (or, if such due date is within thirty (30) days following the Closing Date, as promptly as practicable following the Closing Date), Purchaser shall provide Seller with a draft copy of such Tax Return for its review and comment and Purchaser shall, acting reasonably, consider such comments before filing such Tax Return. At least five (5) days prior to the due date for such Tax Return, Seller will pay its portion of the Taxes due with respect to such Tax Return to Purchaser, as determined pursuant to Section 7.13(a). Purchaser shall remit or cause to be remitted any Taxes due in respect of such Tax Returns.
(e) From and after the Closing, each Party shall furnish or cause to be furnished to the other Party, upon the other Party’s reasonable request, as promptly as practicable, such information and assistance related to the Company Group and the Business as is reasonably necessary for (i) the filing of any Tax Return or (ii) the preparation for or the prosecution or defense of any claim, audit, examination or other proposed change or adjustment by any taxing authority, as well as any notice of assessment (or proposed notice of assessment) and any notice and demand for payment, concerning any Income Taxes or other Taxes (a “Tax Proceeding”).
(f) Both Parties shall promptly notify the other Party in writing upon receipt by it or any of its Affiliates of notice of any pending or threatened Tax Proceeding which might affect the Taxes for which the other Party may be liable pursuant to this Section 7.13; provided, however, that the failure or delay to provide any such notice promptly shall not relieve any Party of its obligations hereunder. Seller shall have the right to control and represent the Company Group’s interests in any Tax Proceeding relating to taxable periods ending on or before the Closing Date and to employ counsel of its choice at its expense; provided that, Purchaser shall be (i) kept apprised of the conduct of any such Tax Proceeding to the extent it relates to a Company Group Entity and (ii) entitled to participate in all aspects of such Tax Proceeding at Purchaser’s expense. Seller shall not agree to any settlement or compromise of such Tax Proceeding without obtaining Purchaser’s prior written consent thereto, such consent not to be unreasonably withheld, conditioned or delayed. In the case of a Straddle Period, Seller shall be (i) kept apprised of the conduct of any Tax Proceeding relating (in whole or in part) to Taxes attributable to the portion of such Straddle Period ending on and including the Closing Date (ii) entitled to participate at its expense in such Tax Proceeding with the prior written consent of Purchaser, and (iii) Purchaser shall not agree to any settlement or compromise of such Tax Proceeding without obtaining Purchaser’s prior written consent thereto, such consent not to be unreasonably withheld, conditioned or delayed.
(g) Seller 2 shall, if available under applicable Law, at its discretion, prepare and file elections under (i) Subsection 85(l) of the ITA (and under similar applicable provincial laws), (ii) Section 22 of the ITA (and under similar applicable provincial laws), and (iii) Section 156 or 167 of the Excise Tax Act (Canada), with respect to the transfer, prior to the Closing Date, of assets from Seller 2 to Target 3. Drafts of the forms, to the extent not required to be filed prior to the Closing Date, for any such elections shall be provided to Target 3 for review and comment at least 30 days before the deadline for the filing thereof, and Seller 2 shall consider in good faith any comments thereon provided by Target 3 at least 10 days before the deadline for filing. If, following such review by Target 3, Seller 2 provides Target 3 with a completed (apart from execution by Target 3) copy of such election then Purchaser 2 shall promptly cause Target 3 to execute such form. Apart from causing any duly completed election form to be executed (as described above), neither Target 3 nor the Purchaser shall have any responsibility for any such election made pursuant to this Section 7.13(g) nor bear any liability for any costs, expenses, losses or other damages in respect of any such election, including any costs, expenses, losses or other damages arising from any non-filing or late filing of, or errors or omissions contained in, or otherwise in respect of any such election, and Seller shall indemnify Target 3 and Purchaser against the same.
(h) Seller shall be entitled to any refund of Taxes of the Company Group Entities allocable to any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on or before the Closing Date, in each case net of any Tax and other costs incurred in connection with such refund. Purchasers shall be entitled to any refund of Taxes of the Company Group Entities allocable to any taxable year or period that begins on or after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning on or after the Closing Date.

(i) All Tax Sharing Agreements with respect to or involving any Company Group Entity, if any, shall be terminated no later than the Closing Date and, after the Closing Date, none of the Company Group Entities shall be bound thereby or have any Liability thereunder. The Seller shall take, or cause to be taken, all actions necessary to terminate any such Tax Sharing Agreements.
(j) With respect to Target 2, Purchaser is authorized, after the Closing Date, to make an election under Section 338(g) of the Code. Purchaser and Seller agree to file all applicable Tax Returns consistent with such Section 338(g) election, if any.
(k) The Seller and Purchaser hereby agree that the acquisition of the interests in Target 1 pursuant to the transactions contemplated under this Agreement will be treated as a taxable sale of the assets of Target 1 by Seller 1 for U.S. federal income tax purposes. The Seller and Purchaser hereby agree that the acquisition of the interests in Target 3 pursuant to the transactions contemplated under this Agreement will be treated as a taxable sale of the assets of Target 3 by Seller 2 for U.S. federal income tax purposes.
(l) Seller Parent and Seller 1 shall each appoint a legal representative in Mexico that meets the requirements established in Article 174 of the Mexican Income Tax Act (Ley del Impuesto sobre la Renta) and the respective legal representative shall file the corresponding and respective Tax Return and remit the income Tax payable within fifteen (15) Business Days after the Closing Date. Seller shall deliver to Purchaser the corresponding copy of each Tax Return stamped as filed with evidence of payment with the competent taxing authority and of the appointment of the legal representative in Mexico for such purposes.
7.14 Insurance.
(a) (i) Seller shall, and shall cause its Affiliates to, use reasonable best efforts to maintain, in full force and effect until the Closing, the coverage provided to the Business by the Insurance Policies in force as of the date of this Agreement, including renewing any policies expiring during such period, and (ii) Seller shall not cause any intentional breach, default or cancellation (other than expiration and replacement of policies in the ordinary course of business consistent with past practices) of such Insurance Policies or agreements that would have had or would reasonably be expected to have a material and adverse effect on the Business. Seller shall, and it shall cause its Affiliates to, (I) prior to the Closing, report to the applicable third-party insurance provider under each such applicable Insurance Policy events, acts, errors, accidents, omissions, incidents, injuries or other forms of occurrences that first occur or exist prior to Closing (“Pre-Closing Occurrence”) to the extent actually known to the Seller and relating to the Business, any Company Group Entity or the properties, assets, operations, employees, officers or directors of the Business or any Company Group Entity and (II) take commercially reasonable actions necessary to preserve and pursue the Business’s or the Company Group’s coverage rights for such Pre-Closing Occurrences.

(b) From and after the Closing, Purchaser shall not, and shall cause the Company Group not to, assert any right, title or interest in, to or under any Insurance Policies (other than those under which the Company Group is the sole insured) or rights to proceeds thereof in effect on or prior to the Closing Date relating to the Company Group, other than (i) with respect to insurance proceeds that constitute Business Assets; and (ii) for claims brought under the Insurance Policies for any Pre-Closing Occurrence.
(c) Purchaser shall pay, or cause to be paid, all costs and expenses required to be paid by Purchaser under the R&W Policy when due pursuant to the express terms of the R&W Policy, including the total premium, underwriting costs, brokerage commissions and other fees and expenses in connection with such policy. Purchaser shall not agree in writing to any amendment, modification or waiver to or of the waiver of subrogation provision in the R&W Policy in any manner that is materially adverse to Seller and/or its Affiliates without the consent of Seller.
7.15 Exclusivity. Following the date of this Agreement, Seller shall not and shall cause its Affiliates (including the Company Group) not to, and shall use commercially reasonable efforts to cause its and their respective Representatives not to, directly or indirectly, solicit, initiate, consider, facilitate, encourage or accept, or furnish to any other Person any information with respect to, any proposals from any Person (other than the Purchaser) relating to any (i) acquisition or purchase of all or any of the issued Company Group Securities, or all or substantially all of the properties and assets of the Company Group or the Business (other than the sale of inventory in the Ordinary Course of Business), (ii) any merger, consolidation, business combination, recapitalization, restructuring, dissolution or liquidation of or involving the Business or the Company Group, or (iii) any other acquisition or equity investment transaction involving or otherwise relating to the Business or the Company Group other than with Purchaser or any of its Affiliates, including the formation of a partnership or joint venture (collectively in clauses (i) through (iii), a “Competing Proposal”). Following the date of this Agreement, Seller shall and shall cause its Affiliates (including the Company Group) to, and shall use commercially reasonable efforts to cause its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Person conducted heretofore with respect to any of the foregoing and not enter into any agreement, arrangement or understanding relating to any potential Competing Proposal.
7.16 Distributions. Notwithstanding anything in this Agreement (including, for the avoidance of doubt, the Schedules) to the contrary, nothing in this Agreement shall prohibit Seller from causing the Company Group to pay cash dividends, and/or make cash distributions at any time prior to the Closing.
7.17 Data Room Documentation. As promptly as practicable, and in any event within five Business Days after the Closing Date, Seller will, at its expense, authorize Donnelley Financial Solutions, Inc. to, and request that it, copy to a suitable electronic medium all documents posted to the data room hosted by it as of the Closing Date in the same order and manner as such documents are set forth in such data room and deliver one such copy to Purchaser.
7.18 Enforcement of Restrictive Covenants. To the extent permitted by applicable Law, Seller shall, and shall cause its Affiliates to, assign to Purchaser and its applicable Affiliates the right to enforce any provisions in any agreement to which any former employee of the Business who does not become a Continuing Employee is bound and for any Continuing Employee, to the extent such provision relates primarily or exclusively to the Business, including any assignment of inventions, work made for hire, confidentiality, non-competition or non-solicitation provisions contained in any such agreements and such restrictions shall no longer run in favor of Seller and its Affiliates.
7.19 Indemnification.
(a) Subject to this Section 7.19, from and after the Closing, Seller shall indemnify and hold harmless Purchaser and its Affiliates (including the Company Group) and each of its and its Affiliates’ respective stockholders, members, directors, equityholders, principals, officers, managers, partners, employees, representatives, agents, successors and assigns (collectively, the “Purchaser Indemnified Parties”) from, against and in respect of any and all Losses that any such Purchaser Indemnified Party suffers, sustains or incurs (whether or not in connection with a third-party claim) arising out of, relating to or resulting from:
(i) Seller Taxes (not otherwise taken into account in the determination of the Final Adjusted Purchase Price) subject to the limits and payable by Seller pursuant to Section 7.13;
(ii) any inaccuracy in or breach of any of the Seller Fundamental Representations, or in any certificate delivered hereunder to the extent relating to such Seller Fundamental Representations (which indemnification obligations under this subclause (ii) shall not exceed an amount equal to the Purchase Price);
(iii) the Excluded Liabilities (which indemnification obligations under this subclause (iii) shall not exceed an amount equal to the Purchase Price);
(iv) any breach of or failure to perform by Seller or any of its Affiliates of any of their respective covenants or agreements contained in this Agreement (other than pre-closing covenants or agreements in Section 7.10 (Employment and Employee Benefits) or Section 7.23 (Additional Asset Transfers)) (which indemnification obligations under this subclause (iv) shall not exceed an amount equal to the Purchase Price);
(v) any escheatment or unclaimed property matters, in each case arising out of or relating to any conditions, events,

circumstances, facts, activities, practices, incidents, actions or omissions first occurring or existing on or prior to the Closing (which indemnification obligations under this subclause (v) shall not exceed an amount equal to the Purchase Price);
(vi) any inaccuracy in or breach of any of the representations and warranties set forth in Section 5.18 (Environmental Representation) (which indemnification under this subclause (vi) shall not exceed an amount equal to the Purchase Price);
(vii) any inaccuracy in or breach of any of the representations and warranties set forth in Section 5.15 (Labor) or any breach of or failure to perform by Seller or any of its Affiliates of any of their respective pre-closing covenants or agreements contained in Section 7.10 (Employment and Employee Benefits) (which indemnification obligations under this subclause (vii) shall not exceed an amount equal to 35% of the Purchase Price);
(viii) any third party claim for any product sold or delivered by Seller or any of its Affiliates prior to Closing (including any product recalls) (which indemnification obligations under this subclause (viii) shall not exceed an amount equal to 10% of the Purchase Price); or
(ix) any inaccuracy or breach of Section 5.21 (Sufficiency of Assets) or any breach of or failure to perform by Seller or any of its Affiliates of any of their respective covenants or agreements contained in Section 7.23 (Additional Asset Transfers) (which indemnification obligations under this subclause (ix) shall not exceed an aggregate amount equal to 10% of the Purchase Price).
(b) Subject to this Section 7.19, from and after the Closing, Purchaser (for purposes of this Section 7.19(b), the Company Group) shall indemnify and hold harmless Seller and its Affiliates and each of its and its Affiliates’ respective stockholders, members, directors, equityholders, principals, officers, managers, partners, employees, representatives, agents, successors and assigns (collectively, the “Seller Indemnified Parties”) from, against and in respect of any and all Losses that any such Seller Indemnified Party suffers, sustains or incurs (whether or not in connection with a third-party claim) arising out of, relating to or resulting from:
(i) any inaccuracy in or breach of any of the Purchaser Fundamental Representations, or in any certificate delivered hereunder to the extent relating to such Purchaser Fundamental Representations (which indemnification obligations under this subclause (i) shall not exceed an amount equal to the Purchase Price);

(ii) the Assumed Liabilities (excluding Liabilities indemnified by Seller as contemplated by Section 7.13 or Section 7.19) (which indemnification obligations under this subclause (ii) shall not exceed an amount equal to the Purchase Price);
(iii) Purchaser Taxes (which indemnification obligations under this subclause (iii) shall not exceed an amount equal to the Purchase Price); or
(iv) any breach of or failure to perform by Purchaser or any of its Affiliates of any of their respective covenants or agreements contained in this Agreement (which indemnification obligations under this subclause (iv) shall not exceed an amount equal to the Purchase Price).
(c) Any claim for indemnification under this Section 7.19 must be asserted in accordance with this Section 7.19 prior to the end of the applicable survival period for such claim (and any claim for indemnification under this Section 7.19 asserted after the applicable survival period for such claim under this Section 7.19 shall be null and void), which are set forth below:
(i) with respect to any indemnification claim under Section 7.19(a)(iv) (Seller Covenants), sixty (60) days after the end of the applicable statute of limitations with respect to such matters;
(ii) with respect to any indemnification claim under Sections 7.19(a)(i) (Seller Taxes), 7.19(a)(ii) (Fundamental Representations), 7.19(a)(iii) (Excluded Liabilities), or 7.19(a)(v) (Escheatment), sixty (60) days after the end of the applicable statute of limitations with respect to such matters;
(iii) with respect to any indemnification claim under Section 7.19(a)(vi) (Environmental Representation), the fifth anniversary of the Closing Date;
(iv) with respect to any indemnification claim under Section 7.19(a)(vii) (Labor), the third anniversary of the Closing Date;
(v) with respect to any indemnification claim under Section 7.19(a)(viii) (Pre-closing Products), the third anniversary of the Closing Date;
(vi) with respect to any indemnification claim under Section 7.19(a)(ix) (Sufficiency of Assets), the first anniversary of the Closing Date; and

(vii) with respect to any indemnification claim under Sections 7.19(b)(i)-(iv) sixty (60) days after the end of the applicable statute of limitations with respect to such matters.
provided, however, that any obligations under Section 7.19(c) shall not terminate with respect to any claims or Losses as to which the Person to be indemnified shall have given notice to the indemnifying party in accordance with Section 7.19 before the termination of the applicable survival period.
(d) Except as otherwise set forth in Section 7.13 or this Section 7.19, neither the coverage nor the absence of coverage under the R&W Policy, for any reason, will alter or otherwise affect Seller’s liability under this Agreement.
(e) Any Purchaser Indemnified Party or Seller Indemnified Party seeking indemnification under this Section 7.19 (an “Indemnified Party”) shall give written notice (the “Claims Notice”) to the Party from which indemnification is sought (an “Indemnifying Party”) containing (i) a description of the Losses for which indemnification is sought by the Indemnified Party and, if known, the estimated amount of such Losses incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a reasonable explanation of the basis for the Claims Notice to the extent of the facts then known by the Indemnified Party, and (iii) a demand for payment of those Losses. A failure by the Indemnified Party to give such Claims Notice in the manner required pursuant to this Section 7.19(e) shall not limit or otherwise affect the obligations of the Indemnifying Party under this Section 7.19, except to the extent that such Indemnifying Party is actually prejudiced with respect to the rights available to the Indemnifying Party with respect to such Losses, and then only to the extent of any such actual prejudice. If the Indemnifying Party rejects all or any part of a claim, the Indemnified Party shall be free to seek enforcement of its rights to indemnification under this Agreement in accordance with the terms of this Agreement.
(f) Indemnification payments shall be made by an Indemnifying Party promptly after (i) the amount of such payments has been determined by the mutual written agreement of the Indemnifying Party and Indemnified Party or (ii) both the amount of such payments and the Indemnifying Party’s obligation to make such payments have been determined by the final nonappealable Order of a court; provided that the prevailing party in any Legal Proceeding to enforce the indemnification rights set forth herein shall be entitled to recover its reasonable legal fees and costs, including attorney’s fees.
(g) If an Indemnified Party seeks indemnification under this Section 7.19 in connection with any Legal Proceeding instituted, or claim asserted, against such Indemnified Party by a third party (a “Third Party Claim”), the Indemnified Party shall, promptly upon gaining knowledge of such Third Party Claim, deliver to the Indemnifying Party a Claims Notice relating to such Third Party Claim; provided, that a failure by the Indemnified Party to give such Claims Notice in the manner required pursuant to this Section 7.19(g) shall not limit or otherwise affect the obligations of the Indemnifying Party under this Section 7.19, except to the extent that such Indemnifying Party is actually prejudiced with respect to the rights available to the Indemnifying Party with respect to such Third Party Claims, and then only to the extent of any such actual prejudice. The Indemnifying Party shall have the right, at its sole option and expense, to appoint counsel of its choice, which must be reasonably satisfactory to the Indemnified Party, and to defend against, negotiate, settle or otherwise deal with such Third Party Claim. If the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with such Third Party Claim, it shall within 30 (thirty) days provide written notice to the Indemnified Party of its intent to do so; provided that the Indemnifying Party shall not be entitled to assume the control and defense of such Third Party Claim, if (i) such Third Party Claim is an Indemnified Party Defense Matter, or (ii) the Indemnifying Party has not notified the Indemnified Party in writing of its desire to defend the Indemnified Party against a Third Party Claim within the time period set forth above. Notwithstanding the foregoing, if a Third Party Claim (A) seeks relief other than the payment of monetary damages or seeks the imposition of a consent order, injunction or decree that would materially restrict the future activity or conduct of the Indemnified Party or any of its Affiliates, (B) is a criminal Legal Proceeding or alleges, or seeks a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnified Party or any of its Affiliates or a civil Legal Proceeding by a Governmental Body, (C) if adversely determined would reasonably be expected to result in monetary liability of the Indemnified Party (after giving effect to the indemnification available hereunder) that is greater than the maximum amount of the Indemnifying Party’s indemnification obligations hereunder with respect to such Third Party Claim; or (D) is asserted by a material customer or supplier of the Indemnified Party (any such claim, an “Indemnified Party Defense Matter”) then, in each such case, the Indemnified Party alone shall be entitled to contest, defend, compromise and settle such Third Party Claim (but, with respect to any such settlement, subject to obtaining the consent of the Indemnifying Party when required in accordance with, and subject to the terms and conditions of, this Section 7.19(g)). If the Indemnifying Party (i) elects not assume the control and defense of a Third Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (ii) is not entitled to defend the Third Party Claim as provided in this Section 7.19(g) or (iii) after assuming the defense of a Third Party Claim, fails to take reasonable steps necessary to defend actively and diligently such Third Party Claim then, in each case, the Indemnified Party shall have the right but not the obligation to assume the defense (at the expense of the Indemnifying Party) and resolution of such Third Party Claim, and shall reasonably consult with the Indemnifying Party regarding the strategy for defense of such claim; it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim. If the Indemnifying Party shall assume the defense of such Third Party Claim, the Indemnified Party may participate, at its own expense, in the defense of such Third Party Claim; provided, however, that the Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) requested by the Indemnifying Party to so participate or (ii) in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; and provided further that the Indemnifying Party shall not be required to pay for more than one such counsel for all Indemnified Parties in connection with such Third Party Claim. The Indemnifying Party and Indemnified Party shall cooperate fully with each other in connection with the defense, negotiation or settlement of such Third Party Claim. The Indemnifying Party and Indemnified Party shall keep each other reasonably informed with respect to the status of such Third Party Claim. An Indemnifying Party shall not, without the written consent of the other, settle or compromise any Third Party Claim, permit a default judgment to be entered or consent to entry of a judgment (each, a “Settlement”); provided that such consent may be withheld in the sole discretion of the Indemnified Party if such Settlement (i) is or relates to an Indemnified Party Defense Matter, (ii) does not include from the claimant and such Indemnifying Party an unqualified release of the Indemnified Parties from all Liability in respect of such Third Party Claim, (iii) imposes any obligations or requirements (aside from customary confidentiality and similar administrative requirements) on the Indemnified Party other than the payment of money, which will be paid by the Indemnifying Party, or (iv) includes any admission of any Liability or wrongdoing (including any violation of Law or Order) by any Indemnified Party. The Indemnified Party shall have a reasonable period to review and comment upon drafts of any documentation relating to any Settlement that the Indemnifying Party proposed to enter into, and the Indemnifying Party shall accept any such comments if reasonable.
(h) Notwithstanding anything contained in this Agreement to the contrary, Seller shall not have any indemnification obligations under Section 7.19(a)(vi) (Environmental Representation), Section 7.19(a)(vii) (Labor), Section 7.19(a)(viii) (Pre-Closing Products), or Section 7.19(a)(ix) (Sufficiency of Assets) for any Losses incurred by the Purchaser Indemnified Parties until such Losses in the aggregate exceed $2,000,000 (the “Threshold”), whereupon Seller shall be liable for the amount of such Losses that exceed the Threshold.
(i) Any fact, circumstance or event that is disclosed on any Schedule to this Agreement will be deemed to qualify other representations or warranties in this Agreement, whether or not such Schedule includes a cross-reference to the specific Section containing such representation or warranty or the specific Section containing such representation or warranty includes a reference to such Schedule, to the extent that the applicability of such disclosure to such representation or warranty is readily apparent on the face of the disclosure. Further, Purchaser acknowledges that none of Seller, the Company Group, any Affiliate of Seller, or any of their Representatives, will be required to indemnify a Purchaser Indemnified Party under Section 7.19 for any claim made by such Purchaser Indemnified Party for any breach of any representation or warranty under Section 7.19(a)(ii) (Fundamental Representations), Section 7.19(a)(vi) (Environmental Representation), Section 7.19(a)(vii) (Labor), or Section 7.19(a)(ix) (Sufficiency of Assets), if the party seeking indemnification for such Losses has actual knowledge of such breach prior to the date hereof.
(j) No Purchaser Indemnified Party shall have any right to indemnification under this Agreement in respect of any matter to the extent such matter (i) is expressly taken into account as a purchase price reduction when calculating the Final Adjusted Purchase Price, or (ii) is a Separation Cost reimbursed by Seller in accordance with Section 7.11.
(k) The amount of any Losses for which indemnification is provided under this Section 7.19 shall be net of any amounts actually recovered by the Indemnified Party

(less any Recovery Expenses) under insurance policies (including the R&W Policy) or any indemnification by any third party (less any Recovery Expenses), and net of any Tax benefits to the Indemnified Party actually realized (that are not in the nature of a timing benefit which reverses over time), whether in the form of a reduced Tax liability, a Tax refund, or as a credit or other offset to Taxes payable and increased by any Tax detriment resulting from the receipt of indemnification, in each case with respect to such Losses; provided, for the avoidance of doubt, that a Tax detriment shall not include any increase in Taxes arising out of an indemnification payment to the extent such payment is  treated as an adjustment to the Purchase Price as provided under Section 7.19(p). No Purchaser Indemnified Party shall have any right to make any claim for indemnification under Section 7.19(a)(i), Section 7.19(a)(ii) (Fundamental Representations), Section 7.19(a)(vi) (Environmental Representation), Section 7.19(a)(vii) (Labor), or Section 7.19(a)(ix) (Sufficiency of Assets) of this Agreement unless such Purchaser Indemnified Party has first used its commercially reasonable efforts to seek recovery under the R&W Policy and such recovery is denied or is insufficient; provided that this limitation shall not apply to the extent recovery under the R&W Policy is insufficient or unavailable to satisfy such claim (whether as a result of a retention, deductible, exclusion, expiration, breach, other limit under the R&W Policy or otherwise). For the avoidance of doubt, except as expressly provided in the preceding sentence, the pendency of any recovery under insurance policies or otherwise shall not relieve or delay any obligation of Seller to pay or indemnify the Purchaser Indemnified Parties pursuant to this Agreement. In the event that an insurance, indemnification or other recovery is actually received by any Indemnified Party with respect to any Losses for which any such Indemnified Party has been indemnified hereunder by an Indemnifying Party and such insurance, indemnification or other recovery was not taken into account with respect to the indemnification that was made to the Indemnified Party, then a refund equal to the aggregate amount of the applicable indemnification payment made by such Indemnifying Party shall be paid to such Indemnifying Party as promptly as practicable (and in any event within 30 days) after receipt of such insurance, indemnification or other recovery, which refund shall in no event exceed the amount of such insurance, indemnification or other recovery actually received by such Indemnified Party (less the full amount of any Tax costs or other costs and expenses incurred in connection with such recovery (including any increase in premiums) and net of any applicable deductibles or retentions (“Recovery Expenses”)). Each Indemnified Party shall take, and cause its Affiliates to take, all commercially reasonable steps required by law to mitigate any Loss after becoming aware of any event or circumstance that would be reasonably be expected to, or does, give rise thereto, including, to the extent commercially reasonable and required by law, incurring costs (which shall be recoverable hereunder) to the minimum extent necessary to mitigate further Losses.
(l) For purposes of the indemnification provision in this Agreement, all Materiality Qualifications included in the representations and warranties contained in this Agreement will be disregarded both for purposes of calculating the amount of Losses for which an Indemnified Party is entitled to indemnification under this Agreement and for purposes of determining whether a breach or inaccuracy of a representation or warranty has occurred.

(m) Notwithstanding anything to the contrary in this Agreement, from and after the Closing, Purchaser and its Affiliates shall have no recourse for a breach of any representation or warranty in ARTICLE V against Seller or any of its Affiliates, except to the extent specifically provided in Section 7.13 or Section 7.19(a) or in the case of intentional fraud.
(n) Seller, on behalf of itself and each of the other Seller Indemnified Parties, and Purchaser, on behalf of itself and each of the other Purchaser Indemnified Parties, acknowledge and agree that, from and after the Closing, the sole and exclusive remedy for any breach or inaccuracy, or alleged breach or inaccuracy, of any representation or warranty in this Agreement or any covenant or agreement under this Agreement, shall be indemnification in accordance with Section 7.13 (Tax Matters) and this Section 7.19, except (a) with respect to disputes under Section 3.4, which will be resolved in accordance therewith, (b) with respect to claims for specific performance or other equitable relief in accordance with Section 10.9, (c) intentional fraud and (d) in the case of Purchaser Indemnified Parties, recovery under the R&W Policy.
(o) Notwithstanding any other provision of this Agreement, the following provisions shall apply in respect of any claims for Seller Taxes and related damages which may be indemnified in accordance with Section 7.13(a) or this Section 7.19;
(i) Initial Tax Payments. In the case of a Third Party Claim that is a notice of assessment or reassessment, a notice of confirmation of an assessment or reassessment, a notice of garnishment, or a similar document in respect of any Seller Taxes, the Seller shall, within fifteen (15) days of receipt of written notice of such claim, reimburse the applicable Purchaser’s Indemnified Party for an amount equal to (A) the full amount of such Seller Taxes required to be paid to the applicable taxing authority to stay collection proceedings in respect of which a taxing authority is permitted to take collection action, or (B) the full amount that has been garnished and applied towards any Seller Taxes, as applicable.
(ii) Final Determination True-Up. Upon the occurrence of a Tax Indemnification Event, (A) to the extent that the total of the amounts previously paid by the Seller in respect of the relevant Seller Taxes is less than the amount so determined to be the amount of the Seller Taxes, the Seller shall forthwith (and, in any event, within fifteen (15) days of the time that the applicable Purchaser’s Indemnified Party notifies the Seller of the occurrence of the Tax Indemnification Event) pay to such Purchaser’s Indemnified Party the amount of the Seller Taxes less the total of the amounts previously paid, and (B) to the extent that the total of the amounts previously paid by the Seller in respect of such Seller Taxes exceeds the amount so determined to be the amount of the Seller Taxes, such Purchaser’s Indemnified Party shall forthwith upon receipt or confirmation of any refund or credit of such Seller Taxes (and, in any event, within fifteen (15) days of the receipt or confirmation of such refund or credit) pay to the Seller the amount of such refund or credit (including any interest paid or credited with respect thereto but net of any Taxes payable by the Purchaser’s Indemnified Party in respect of such refund, credit or interest).
(p) Seller and Purchaser agree to treat any indemnity payment made pursuant to this Section 7.19 as an adjustment to the Purchase Price for foreign, federal, provincial, state and local income Tax purposes, to the extent permitted by applicable Law.
7.20 Non-Competition and Non-Solicitation.
(a) From the Closing Date until the fifth (5th) anniversary of the Closing (the “Restricted Period”), Seller will not, and will cause its Affiliates (including the Seller Group Members) not to, directly or indirectly, own an interest in, manage, operate, join, control, endorse, support, perform services for, serve as a consultant to, solicit business for, participate in, provide, or facilitate any, financing, be connected, in any manner, with the ownership, management, operation or control of, or otherwise be affiliated with, any Restricted Business anywhere in North America or anywhere else in the world (other than Brazil) where the Business or the Company Group does business or operates (or has done business or operated or intends to do business or operate) or actively solicits (or has solicited or intends to solicit) customers, in each case as of the Closing (the “Restricted Territory”). “Restricted Business” means any business that markets, distributes, offers, sells or provides any products or services marketed, distributed, offered, sold or provided by the Business as of the Closing or substitutes for any such products or services in each case for use in any of the non-row crop portion of the agricultural industry in the U.S. or the structural pest control, public health, industrial vegetation management, turf and ornamental, or animal health markets, or otherwise competes with the Business as conducted as of the Closing (and as contemplated to be conducted). Notwithstanding the foregoing, nothing in this Agreement shall prohibit or in any way restrict any Seller or any of its Affiliates from the following:
(i) making or maintaining passive investments of less than two percent (2%) of the outstanding equity securities in any entity listed for trading on any national securities exchange as long as Seller or such Affiliate of Seller owning such securities has no other connection or relationship with such Person listed on the applicable national securities exchange; or
(ii) acquiring a business or any interest in a business that is involved in the Restricted Business; provided, that such business does not derive more than ten percent (10%) of its annual revenues from the Restricted Business and Seller’s annual revenues attributable to Restricted Businesses is less than $20,000,000.00 during the fiscal year prior to such acquisition being made (or, if earlier, the entry into the definitive agreement providing for the making of such acquisition).

(b) During the Restricted Period, Seller will not, and will cause its Affiliates (including the Seller Group Members) not to, directly or indirectly, urge, induce, or seek to urge or induce any current or potential customer, supplier, vendor, licensee, licensor, distributor, franchisee or other business relationship of the Business to terminate their business relationship with the Business or the Company Group or Purchaser or any of its Affiliates or to cancel, reduce, limit or in any manner interfere with such business relationship of the Business or the Company Group or Purchaser or any of its Affiliates.
(c) During the Restricted Period, Seller will not, and will cause its Affiliates (including the Seller Group Members) not to, directly or indirectly, hire, offer to hire, entice away or in any other manner persuade or attempt to persuade any individual who is or was an officer, employee, consultant or agent of the Company Group or the Business as of or prior to the Closing Date or is or was an officer, employee, consultant or agent of the Company Group or the Business or Purchaser or any of its Affiliates after the date of this Agreement; provided, however, that no Seller shall be prohibited from conducting generalized searches for officers, employees or consultants through the use of general advertisement or through the engagement of firms to conduct such searches that are not targeted or focused on the officers, employees or consultants of the Company Group, Purchaser or their respective Affiliates or the Business.
(d) The nature and scope of the foregoing provisions of this Section 7.20 have been carefully considered by the Parties. The Parties agree and acknowledge that the duration, scope and geographic areas applicable to such provisions are fair, reasonable and necessary and that adequate compensation has been received, directly or indirectly, by Seller for such obligations. Seller agrees that it will not assert or claim, or raise as a defense, in any judicial proceeding or otherwise, that any of such provisions are unenforceable as a matter of public policy or otherwise or that any of the duration, scope or geographic areas applicable to such provisions is or was not fair, reasonable or necessary or that adequate compensation was not received by such Seller for such obligations. If, however, for any reason any court determines that any such provisions are or were not fair, reasonable or necessary or that consideration was inadequate, such provisions shall be interpreted, modified or rewritten to include as much of the duration, scope and geographic area identified in this Section 7.20 as will render such restrictions valid and enforceable.
(e) The Parties acknowledge and agree that no portion of the Purchase Price payable in respect of the Target 2 Securities is allocated to a “restrictive covenant” as that term is defined for the purposes of Section 56.4 of the ITA and its provincial equivalent. Any “restrictive covenant” under this Agreement or any other transaction document is intended to maintain or preserve the value of the Company Group Securities to the Purchasers.
7.21 Financing; Lien Releases.
(a) Purchaser shall use its reasonable best efforts to obtain the Debt Financing as soon as reasonably practicable after the date hereof on terms set forth in the Debt Commitment Letter including by using its commercially reasonable efforts to (i) maintain in effect and comply with its obligations under each Debt Commitment Letter, (ii) as promptly as practicable negotiate, execute and deliver definitive agreements on the terms and conditions contained therein and (iii) subject to Seller’s and Company Group Entities’ cooperation under this Section 7.21, satisfy on a timely basis all conditions and obligations thereunder.
(b) Purchaser shall not amend, modify or change any provision in either the Equity Commitment Letter or the Debt Commitment Letter in any respect materially adverse to Seller without the prior written consent of Seller. Purchaser shall draw down on the financings referred to in the Debt Commitment Letter when the conditions set forth in the Debt Commitment Letter are satisfied, in each case in accordance with their respective terms.
(c) Purchaser shall deliver a prompt written notice to Seller if Purchaser has been notified in writing that any of its debt financing sources contemplated by the Debt Financing will not fund the transactions contemplated by this Agreement in accordance with the terms of the Debt Financing, with such written notice to Seller containing, if then known, a description and reasonable explanation for the basis of such failure. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Debt Commitment Letter and Purchaser is therefore not able to pay the Adjusted Purchase Price and consummate the transactions contemplated by this Agreement and the Ancillary Agreements, Purchaser will use its reasonable best efforts to, as promptly as practicable, (i) obtain alternative financing from third party alternative sources in an amount sufficient to replace the Debt Financing on terms and conditions not materially less favorable in the aggregate to Purchaser than those contained in the Debt Commitment Letter and any related fee letter (the “Alternate Debt Financing”); and (ii) obtain one or more new financing commitment letters with respect to such Alternate Debt Financing, which new letters will replace the existing Debt Commitment Letters in whole or in part. For purposes of this Agreement, the term “Debt Financing” shall include Alternate Debt Financing and the term “Debt Commitment Letter” shall include financing commitment letters with respect to such Alternate Debt Financing.
(d) From and after the date hereof until the Closing, Seller will, and will cause its Affiliates, officers, directors, managers, employees and agents (including attorneys and accountants) to, provide all reasonable information and cooperation in connection with the arrangement and consummation of the Financing as may be reasonably requested by Purchaser (including (i) furnishing to Purchaser customary information regarding the Business necessary for the preparation of a customary confidential information memorandum; (ii) causing management of the Business with appropriate seniority and expertise to participate in a reasonable number of meetings, and presentations and diligence sessions with prospective lenders, investors and ratings agencies, in each case in connection with the Debt Financing; (iii) assisting Purchaser and the Debt Financing Sources in their preparation of any ratings agency presentations, bank information memoranda (including the delivery of customary authorization and representation letters to the extent contemplated by the Debt Commitment Letter) and related lender presentations; (iv) cooperating with the marketing efforts of Purchaser and the Debt Financing Sources; (v) providing Purchaser all documentation and other information with respect to the Business as shall have been reasonably requested in writing by Purchaser at least ten (10) Business Days prior to the Closing Date that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001), as amended, or as required under 31 C.F.R. §1010.230, in each case, to the extent required by the Debt Commitment Letter; (vi) furnishing Purchaser with all financial information required to be delivered under the Debt Commitment Letter and assisting Purchaser in the preparation of pro forma financial statements; (vii) assisting in the preparation of, and executing and delivering, definitive documentation in connection with the Debt Financing (including credit, guarantee and collateral documents) and other customary certificates and documents relating thereto, and taking organizational actions in connection with the Debt Financing as may be reasonably requested by Purchaser; and (viii) using reasonable best efforts to take all actions reasonably requested by Purchaser to satisfy the conditions to the consummation of the Debt Financing set forth in the Debt Commitment Letter, to the extent satisfaction thereof requires the cooperation of the Seller Group Members; provided that Seller shall not be required to provide, or cause the Business to provide, cooperation under this Section 7.21(d) that: (A) unreasonably interferes with the ongoing business of the Company Group; (B) requires Seller to incur any liability (including, without limitation, any commitment fees) in connection with the Debt Financing prior to the Closing; or (C) other than customary authorization letters, requires Company Group or its directors, officers, managers or employees to execute, deliver or enter into, or perform any agreement, document, certificate or instrument, with respect to the Debt Financing, and the directors or managers of the Company Group shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained or deliver any certification that, in the good faith judgement of the signatory, is not accurate. Seller hereby consents to the use of the Business’s logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage Seller). Any expenses, costs and/or fees incurred by Seller in connection with the performance of their obligations under this Section 7.21(d) shall, following delivery to Purchaser of a reasonably detailed invoice with respect thereto, be added to the Adjusted Purchase Price if the transactions contemplated hereby are consummated, and if the transactions contemplated hereby are not consummated, promptly reimbursed by Purchaser following termination of this Agreement for any reason.
(e) Seller shall deliver to Purchaser prior to the Closing (i) customary evidence of the release of all Liens on the assets and properties of the Company Group securing Indebtedness (including the Company Group Securities) under the agreements governing Indebtedness of the Seller Parent and the release of any guarantees of such Indebtedness by the Company Group (it being understood that Seller shall request from the holders of such Indebtedness (or the agent or trustee on behalf thereof) customary commitments by such holders (or such agent or trustee on behalf thereof) to execute and provide documentation and filings reasonably necessary to evidence the release or termination of such Liens (which release and termination shall be at Seller’s expense)) and (ii) a copy of any certificate or document required to be delivered under the agreements governing Indebtedness of the Seller Parent evidencing that the transactions contemplated hereby comply with the covenants and use of proceeds of such agreements.

7.22 Mail; Deliveries. After the Closing Date, each of the Seller Parent and its Subsidiaries, on the one hand, and Purchaser and its Affiliates (including the Company Group), on the other hand, may receive mail, packages, or other communications (including electronic communications) properly belonging to the other Party (or the other Party’s Affiliates or Subsidiaries, as applicable). Accordingly, at all times after the Closing Date, each of the Seller and Purchaser authorizes the other Party and their respective Subsidiaries and Representatives to receive and open all mail, packages, and other communications received by it and not clearly intended for the other Party (or its Subsidiaries) or any of the other Party’s (or its Subsidiaries’) officers or directors, and to retain the same to the extent that they relate to the Business (in the case of receipt by Purchaser and its Affiliates (including the Company Group)) or the Excluded Business (in the case of receipt by the Seller Parent and its Subsidiaries), or to the extent that they do not relate to the Business (in the case of receipt by Purchaser and its Affiliates (including the Company Group)) or do not relate to the Excluded Business (in the case of receipt by the Seller Parent and its Subsidiaries), the receiving Party shall promptly after becoming aware thereof refer, forward, or otherwise deliver such mail, packages, or other communications (or, in case the same relate to both the Business and the Excluded Business, copies thereof) to the other applicable Party. The provisions of this Section 7.22 are not intended to, and shall not be deemed to, constitute an authorization by either the Seller or Purchaser to permit the other to accept service of process on its behalf, and neither Party is or shall be deemed to be the agent of the other for purposes of the service of process.
7.23 Additional Asset Transfers.
(a) Notwithstanding anything in this Agreement to the contrary, at or prior to the Closing, Seller shall, and shall cause its Affiliates to, in each case at Seller’s sole cost (except for GST/HST or other creditable or recoverable transfer taxes, to the extent such taxes are actually recovered by Target 3, which taxes shall be assumed and paid by Target 3 to Seller 2, and Seller 2 shall remit same to the relevant tax authority in accordance with applicable Law) and expense, to the extent that any Business Assets are not held by the Company Group, sell, convey, assign and transfer to the Company Group, the Business Assets, free and clear of all Liens, other than Permitted Exceptions (collectively, the “Pre-Closing Asset Transfers”). Seller and Purchaser understand and agree that any transfers, assignments, sales or other dispositions of assets, interests, rights, capital stock, employees or otherwise, shall be at Seller’s sole cost and expense. Seller shall use commercially reasonable efforts to file, provide or otherwise obtain, as applicable, all consents, notices, filings, waivers, assignment agreements and recordings required in connection with the Pre-Closing Asset Transfers, including to enable the Company Group to conduct the Business in accordance with applicable Law and Contract requirements immediately following the Closing (and in the event the Closing occurs and any such costs and expenses associated with the foregoing matters described in this sentence have not been paid by Seller or such obligations have not been fulfilled, Seller shall, continue to be responsible for such costs, expenses and obligations and shall satisfy the same at Purchaser’s reasonable discretion). For the avoidance of doubt, no Restructuring Document will provide any rights, obligations or Liabilities of Seller or any of its Subsidiaries (excluding the Company Group), on the one hand, and any Company Group Entity, on the other hand, that are inconsistent with the terms of this Agreement. Without limiting the foregoing, from and after the date hereof, Seller shall provide Restructuring Documents to Purchaser in draft form and an opportunity to review, and shall not finalize, enter into, execute or deliver any Restructuring Document, without Purchaser’s prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed).
(b) If, at any time prior to the one year anniversary of the Closing Date, any asset held by Seller or its Affiliates is ultimately determined to be a Business Asset, for no additional consideration, (i) Seller shall return or transfer and convey (without further consideration) to Purchaser, or to such Affiliate of Purchaser as Purchaser may direct, such Business Asset; and (ii) Seller and Purchaser shall, and shall cause their appropriate Affiliates to, execute such documents or instruments of conveyance and take such further acts as are reasonably necessary or desirable to effect the transfer of such Business Asset to Purchaser or its appropriate Affiliate, in each case such that each Party and its Affiliates are put into the same economic position as if such action had been taken on or prior to the Closing Date.
(c) Seller shall, and shall cause its Affiliates to, promptly pay or deliver to Purchaser (or its designee) any monies or checks which have been sent to Seller or any of its Affiliates by customers, suppliers or other contracting parties of the Business in respect of the Business or which are otherwise due to the Business and which should have been sent to Purchaser or one of its Affiliates (including promptly forwarding invoices or similar documentation to Purchaser or its designee). Purchaser shall, and shall cause its Affiliates to, promptly pay or deliver to Seller any monies or checks which have been sent to Purchaser or the Company Group or any of their respective Affiliates by customers, suppliers or other contracting parties of the Excluded Business in respect of the Excluded Business or which are otherwise due to the Excluded Business and which should have been sent to Seller or one of its Affiliates (including promptly forwarding invoices or similar documentation to Seller or its designee).
(d) Prior to the Closing Date, (i) Seller 1 and Target 1 shall enter into the U.S. Contribution Agreement and effect the U.S. Business Restructuring and (ii) Seller 2 and Target 3 shall enter into the Canadian Contribution Agreement and effect the Canadian Business Restructuring.
(e) Seller shall, and shall cause its Affiliates to, assign to Purchaser and its applicable Affiliates the right to enforce any provisions in any agreement that constitutes a Business Asset that is not assigned to the Company pursuant to the Contribution Agreement, and to the extent requested by Purchaser and at Purchaser’s sole cost and expense, enforce such rights on behalf of Purchaser thereunder.
(f) Seller shall deliver to Purchaser no later than twenty (20) days after the Closing Date all original documents, agreements, instruments, licenses and permits related to Target 2 reasonably requested by Purchaser to the extent the same is in Seller’s possession or under its control.
7.24 IP Matters.

(a) Purchaser acknowledges that it is not purchasing or licensing any right, title or interest in or to the name “Univar,” or any abbreviations or variations thereof (collectively, the “Seller Trademarks”). Notwithstanding the foregoing, the Company Group and its Affiliates shall have a limited, non-exclusive, non-sublicensable, royalty-free right to use the Seller Trademarks in connection with the Company Group’s and its Affiliates’ products and any related services, trucks, equipment, signage, advertising and promotional materials, packing and shipping materials and other similar materials consistent with the manner used by Seller (with respect to the Business) prior to Closing for a period of 90 days after the Closing (the “Initial Univar License Period”). Purchaser acknowledges that Purchaser’s use of the Seller Trademarks is for the sole benefit of, and all times shall inure to the benefit of Seller and its Affiliates.
(b) On the day immediately following the last day of the Initial Univar License Period, Purchaser shall rebrand the Company Group name and stop actively marketing the Company Group with the Seller Trademarks. Following the Initial Univar License Period and until August 15, 2020 (the “Univar License Transition Period”), Purchaser shall cause the Company Group to, and the Company Group shall, begin the process of removing all Seller Trademarks from all products and related services and halt all references to each of the Seller Trademarks on any products and related materials.
(c) Beginning on the day immediately following the last day of the Univar License Transition Period, Purchaser and the Company Group shall discontinue the use of Seller Trademarks.
(d) Notwithstanding anything in this Agreement to the contrary, and without limiting the rights otherwise granted in this Section 7.24, Purchaser and the Company Group (i) may, at all times after the Closing, (x) keep records and other historical or archived documents containing or referencing the Seller Trademarks, and (y) refer to the historical fact that the Business was previously conducted under the Seller Trademarks as necessary, but not for marketing purposes; and (ii) have no obligation to alter, remove or otherwise eliminate any use or reference to any Seller Trademark in (x) any materials or documents stored in archival or electronic backup systems or that otherwise are not public-facing or client-facing or (y) in any existing Contract or in any products, materials (including business papers), documents or media (including Software) already distributed.
(e) For a period lasting until the one-year anniversary of the Closing Date, to the extent Purchaser identifies any Intellectual Property owned by Seller or its Affiliates: (i) at Closing, (ii) that was used in the operation of the Business as of the Closing, and (iii) that is not a Seller Trademark or otherwise addressed (directly or indirectly) under the Ancillary Agreements, Seller hereby grants to the Company Group and its Affiliates, on behalf of Seller and its Affiliates, a perpetual, irrevocable, non-exclusive, worldwide, assignable, sublicensable, royalty-free and fully-paid-up license to use such Intellectual Property so identified to Seller solely for use in the operation of the Business (and natural evolutions thereof) and the development, manufacture, sale and distribution of products and services by the Company Group and its Affiliates.

(f) Prior to the Closing, Seller shall, and shall cause its Affiliates (other than the Company Group) to, at Seller’s own expense, transfer all Registered Intellectual Property to a Company Group Entity and reflect the recordation of such transfers with the applicable Governmental Body and shall otherwise correct any chain-of-title defects or other discrepancies between record ownership and beneficial ownership of such Intellectual Property, including by preparing, executing, filing and recording with the applicable Governmental Bodies all instruments and documents necessary to cure such title defects (such actions, collectively, the “Chain of Title Clean-Up”). To the extent any Governmental Body has not recorded or otherwise processed any filings necessary to effect a complete Chain of Title Clean-up, Seller shall, and shall cause its Affiliates to, cooperate with and assist Purchaser and its Affiliates (including the Company Group) to correct the same following the Closing.
(g) For a period of 180 days from and after the Closing Date, Seller and its Affiliates shall ensure that the website (i) https://www.univarsolutions.com/ and any successor website that serves as each Seller’s primary website during such time and (ii) https://www.univarsolutions.com/markets/environmental-sciences/, each contain (x) a statement, to be agreed between the Parties prior to Closing (or as promptly as practicable thereafter), regarding the sale of the Business to Purchaser and (y) a link to the Company Group’s new website(s) (the domain names for which the Purchaser shall provide to the Seller prior to the Closing Date or as promptly as practicable thereafter).
7.25 ISRA Compliance. In connection with the transactions contemplated by this Agreement, the Seller covenants and agrees to comply, at the Seller’s sole cost and expense, with any and all applicable provisions of ISRA (including, without limitation, Section 7:26B1.10 of ISRA) relating to the transfer of the ownership or operations of an “industrial establishment.” Without limiting the generality of the foregoing, the Seller shall diligently and in good faith, with reasonable diligence and in accordance with all applicable Laws, perform all covenants and agreements required under this Section 7.25, provide the Purchaser with periodic updates with respect to the efforts of the Seller hereunder and provide the Purchaser with copies of (x) any and all material filings, reports, work plans, forms, applications or other documents submitted by or on behalf of the Seller (including any LSRP engaged by the Seller) to the New Jersey Department of Environmental Protection (“NJ DEP”) in connection with ISRA requirements and (y) any and all material correspondence, agreements, certifications or other documents issued by or on behalf of the NJ DEP in connection with the matters described in this Section 7.25. The provisions of this Section 7.25 shall survive the Closing. To the extent that any of the Seller’s ISRA compliance activities occur after the Closing, the Seller shall perform, or cause to be performed, such activities to minimize any interference with Company Group’s operations.
7.26 Shared Contracts.
(a) Seller shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts to, as reasonably requested by Purchaser, (i) cause the counterparty to any Shared Contract listed on Schedule 7.26(a) (each an “Operating Shared Contract” and collectively the “Operating Shared Contracts”) to enter into a new contract with the Company

Group Entities, on terms substantially similar (taking into account the difference in size and bargaining power of Seller and Company Group) to those applicable to the Business in such Operating Shared Contract including with respect to pricing, in order for the Business to receive the applicable benefits under such Operating Shared Contract (each such new contract, a “New Contract”) or (ii) split the respective rights under any Operating Shared Contract such that, effective at or prior to the Closing, (A) the Company Group shall be the assigned beneficiary of the rights under such Operating Shared Contract to the extent such rights relate to the Business, and (B) the relevant Seller Group Member shall remain the beneficiary of the remaining rights under such Operating Shared Contract.
(b) With respect to Shared Contracts (other than Operating Shared Contracts for which a New Contract was obtained or were otherwise assigned or Shared Contracts for services that are addressed in the Transition Services Agreement), for a period of twelve (12) months following the Closing, Seller, Purchaser and their respective Subsidiaries shall use commercially reasonable efforts to cause such counterparty to enter into a New Contract or assign to the Company Group the benefits under such Shared Contract as they relate to the Business and until the earlier of (A) eighteen (18) months after the Closing, (B) such time as a New Contract is executed or such Shared Contract is so assigned, and (C) the expiration of such Shared Contract’s current term to the extent the same is not renewed or extended by Seller (in Seller’s sole discretion), Seller and Purchaser shall use and shall cause their Subsidiaries to use commercially reasonable efforts to secure an alternative arrangement reasonably satisfactory to the parties under which the Business would, in compliance with applicable Law, obtain the benefits (and pay the liabilities that constitute Assumed Liabilities solely with respect thereto) associated with the applicable Shared Contract, but solely to the extent such benefits constitute Business Assets.
7.27 Privilege and Legal Cooperation.
(a) From and after the Closing, Seller, on the one hand, and Purchaser, on the other hand, shall, and shall cause their Subsidiaries to, use commercially reasonable efforts to make available to each other, upon reasonable written request, their (and their Subsidiaries’) respective officers, directors, employees, agents and other Representatives for fact finding, consultation and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any actions in which the requesting Party may from time to time be involved relating to the conduct of the Business or the Company Group prior to or after the Closing.  Access to such Persons shall be granted during normal business hours at a location and in a manner reasonably calculated to minimize disruption to such Persons, Purchaser and its Subsidiaries and the Company Group and its Subsidiaries, as applicable.  Each of Purchaser, on the one hand, and Seller, on the other hand, agrees to reimburse the other applicable Party for such Party’s reasonable, documented costs and expenses (internal or out-of-pocket), including attorneys’ fees, but excluding officers’ or employees’ salaries, incurred by the other Party in connection with providing individuals and witnesses pursuant to this Section 7.27; provided that no Party shall have any obligations to cooperate pursuant to this Section 7.27 in connection with a claim against it or its Subsidiary by the other Party or its Subsidiaries.

(b) Except as set forth in Section 10.12, each of Purchaser and Seller acknowledge and agree that their respective rights and obligations to maintain, preserve, assert or waive any attorney-client, business strategy, joint defense, common interest, and/or work product privileges belonging to either such Party with respect to the Business or the Company Group (collectively, “Privileges”) shall be governed by the provisions of this Section 7.27(b). Subject to Section 10.12, after the Closing, Purchaser shall have sole authority to determine whether to assert or waive any Privileges with respect to matters arising solely from, or primarily relating to, the Business or the Company Group.
(c) If Seller or any of its Subsidiaries, or Purchaser or any of its Subsidiaries (including, as of the Closing, the Company Group), (i) receives any subpoena, discovery or other request from any Person that calls for the production or disclosure of information arguably subject to any applicable Privileges (“Privileged Information”) of the other applicable Party or any of their Subsidiaries (including, in the case of Purchaser, as of the Closing, the Company Group or the Business) or (ii) obtains knowledge that any current or former employee of the Company Group or the Business or of any Affiliates of the Company Group or Purchaser or any of its Subsidiaries (including, as of the Closing, the Company Group or the Business) has received any subpoena, discovery or other request from any Person that actually or arguably calls for the production or disclosure of Privileged Information of one or more of the other Parties, or any of their Subsidiaries (including, as of the Closing, the Company Group or the Business), such Party, shall promptly notify the other applicable Party of the existence of the request and shall provide such other applicable Party a reasonable opportunity to review the subpoena, discovery or other request and to assert any rights it may have under this Section 7.27 or otherwise to prevent the production or disclosure of Privileged Information.  The access to information being granted pursuant to this Agreement, the agreement to provide witnesses and individuals pursuant to this Section 7.27 and the disclosure to the Parties of Privileged Information, if any, relating to the Business or the Company Group pursuant to this Agreement in connection with the transactions contemplated hereby shall not be asserted by Seller or Purchaser to constitute, or otherwise deemed, a waiver of any Privilege that has been or may be asserted under this Section 7.27 or otherwise. Seller’s transfer of any information to Purchaser in accordance with this Agreement and Seller’s agreement to permit Purchaser to obtain information existing prior to the Closing are made in reliance on the Parties’ respective agreements, as set forth in this Section 7.27 and Section 7.6, to maintain the confidentiality of such information and to take the steps provided herein for the preservation of all Privileges that may belong to or be asserted by Seller or Purchaser, as the case may be.
ARTICLE VIII
CONDITIONS TO CLOSING
8.1 Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, at or prior to the Closing, of each of the following conditions (any or all of which may be waived by Purchaser, in writing, in whole or in part to the extent permitted by applicable Law):

(a)
(i) (A) the representations and warranties of Seller set forth in Section 5.8(a)(ii) shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though made on such dates, and (B) the Seller Fundamental Representations shall be true and correct in all respects except with respect to de minimis inaccuracies at and as of the date hereof and at and as of the Closing Date as though made on such dates, except for such representations and warranties of Seller that relate to an earlier date (in which case such representations and warranties shall be true and correct at and as of such earlier date); and
(ii) the other representations and warranties of Seller set forth in ARTICLE V (disregarding all Materiality Qualifications) shall be true and correct at and as of the date hereof and at and as of the Closing Date as though made on such dates, except, in each case, for such other representations and warranties of Seller that relate to an earlier date (in which case such other representations and warranties shall be true and correct at and as of such earlier date), except where the failure of such other representations and warranties of Seller to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
(b) Seller shall have complied in all material respects with all provisions of this Agreement required to be complied with by it on or prior to the Closing;
(c) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, and there shall be no proceeding brought by any Governmental Body pending before any court of competent jurisdiction seeking such an Order;
(d) the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act and any other Antitrust Laws shall have expired;
(e) Seller 1 shall have delivered to Purchaser 1 at the Closing an assignment of Target 1 Securities (the “Target 1 Securities Assignment)”) substantially in the form attached hereto as Exhibit D, duly executed by Seller 1 and dated the Closing Date, transferring the Target 1 Securities to Purchaser 1;
(f) Seller 1 and Seller Parent shall have delivered to Purchaser 1 and Purchaser 3, respectively, at the Closing stock certificates representing all of the Target 2 Securities, duly endorsed in property (endoso en propiedad) by Seller Parent and Seller 1 in favor of Purchaser 1 and Purchaser 3, and evidence that the appropriate entry has been made in the Shares Registry Book (Libro de Registro de Acciones) of Target 2 duly signed by the

Secretary of the Board of Directors of Target 2, evidencing that title to the Target 2 Securities, as applicable, has been duly transferred to Purchaser 1 and Purchaser 3;
(g) Seller 1 and Seller Parent shall have delivered or caused to be delivered to Purchaser 1 before or at the Closing, a duly executed copy of the consent by the Board of Directors of Target 2 approving the transfer of the Target 2 Securities to Purchaser 1 and Purchaser 3, respectively, in each case reasonably acceptable to Purchaser;
(h) Seller 2 shall have delivered to Purchaser 2 at the Closing an assignment of Target 3 Securities (the “Target 3 Securities Assignment”, and, together with the Target 1 Securities Assignment the “Securities Assignments”) substantially in the form attached hereto as Exhibit E, duly executed by Seller 2 and dated the Closing Date, transferring the Target 3 Securities to Purchaser 2;
(i) Seller 1 shall have delivered, or caused to be delivered, to Purchaser at the Closing a duly executed and acknowledged affidavit, substantially in the form attached hereto as Exhibit F, stating that the seller (as determined for federal Income Tax purposes) is not a “foreign person” as defined in Section 1445 of the Code;
(j) Seller Parent shall have delivered, or caused to be delivered, to Purchaser at the Closing a duly executed and acknowledged affidavit, substantially in the form attached hereto as Exhibit F, stating that the seller (as determined for federal Income Tax purposes) is not a “foreign person” as defined in Section 1445 of the Code;
(k) Seller shall have delivered, or caused to be delivered, to Purchaser the Lien releases and certifications contemplated by Section 7.21(e), at times provided for in Section 7.21(e);
(l) Seller shall deliver to Purchaser a copy of the Letter of Credit duly executed by Bank of America, N.A.;
(m) Seller shall have delivered to Purchaser a duly executed copy of the Transition Services Agreement;
(n) Seller shall have delivered to Purchaser a duly executed copy of the License Agreement, substantially in the form attached hereto as Exhibit G (the “License Agreement (CropWeb)”);
(o) Seller shall have delivered to Purchaser a duly executed copy of a Lease for each facility identified on Schedule 8.1, in each case reasonably acceptable to Purchaser, provided the annual rent to be included in each such Lease shall be as set forth on Schedule 8.1 (each a “Lease”);
(p) Seller shall have delivered to Purchaser a duly executed copy of a Real Estate License Agreement for each facility identified on Schedule 8.1, substantially in the form attached hereto as Exhibit H (each a “Real Estate License Agreement”);

(q) Seller shall have delivered to Purchaser a duly executed copy of a 3PL Agreement for each facility identified on Schedule 8.1, substantially in the form attached hereto as Exhibit I (each a “3PL Agreement”);
(r) Seller shall have delivered to Purchaser a duly executed copy of a Supply Agreement reasonably acceptable to Purchaser (“Supply Agreement”);
(s) Since the date of this Agreement, there shall not have occurred any Event that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect;
(t) Seller shall have delivered to Purchaser at the Closing a certificate of Seller, dated the Closing Date, to the effect that the conditions set forth in Sections 8.1(a), 8.1(b) and 8.1(s) have been satisfied;
(u) unless otherwise requested by Purchaser, Seller shall have delivered to Purchaser at the Closing resignation letters, in form and substance reasonably satisfactory to Purchaser, from all directors, managers and officers of the Company Group;
(v) On or prior to the date that is one Business Day immediately prior to Closing, Seller 1 and Target 1 shall have entered into the U.S. Contribution Agreement and completed the U.S. Business Restructuring in accordance with the U.S. Contribution Agreement;
(w) On or prior to the date that is one Business Day immediately prior to Closing, Seller 2 and Target 3 shall have entered into the Canadian Contribution Agreement and completed the Canadian Business Restructuring in accordance with the Canadian Contribution Agreement;
(x) On or prior to the date that is one Business Day immediately prior to Closing, Seller Parent shall have delivered to Purchaser at the Closing a copy of the Seller Parent IP Assignment duly executed by Seller Parent and Target 1; and
(y) Seller shall have delivered a duly executed copy of the Corporativo Agreement.
8.2 Conditions Precedent to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived, in writing, by Seller in whole or in part to the extent permitted by applicable Law):
(a) the Purchaser Fundamental Representations shall be true and correct in all material respects at and as of the Closing Date as though made on the Closing Date, and the other representations and warranties of Purchaser set forth in ARTICLE VI (disregarding all Materiality Qualifications) shall be true and correct at and as of the Closing Date as though made on the Closing Date, except for such other representations and warranties that relate to an earlier date (in which case such other representations and warranties shall be true and correct on and as of such earlier date), except where the failure of such other representations and warranties of Purchaser to be true and correct would not reasonably be expected to prevent or materially interfere with Purchaser’s ability to consummate the transactions contemplated by this Agreement;
(b) Purchaser shall have complied in all material respects with all provisions of this Agreement required to be complied with by it on or prior to the Closing;
(c) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, and there shall be no proceeding brought by any Governmental Body pending before any court of competent jurisdiction seeking such an Order;
(d) the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act and any other Antitrust Laws shall have expired;
(e) Purchaser shall have delivered to Seller at the Closing a certificate of Purchaser, dated the Closing Date, to the effect that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied;
(f) Purchaser shall have delivered to Seller at the Closing the Securities Assignments, duly executed by Purchaser;
(g) Purchaser shall have delivered to Seller a duly executed copy of the Supply Agreement;
(h) Purchaser shall have delivered to Seller a duly executed copy of the Transition Services Agreement;
(i) Purchaser shall have delivered to Seller a duly executed copy of the License Agreement (CropWeb);
(j) Purchaser shall have delivered to Seller a duly executed copy of a Real Estate License Agreement for each of the facilities identified on Schedule 8.1;
(k) Purchaser shall have delivered to Seller a duly executed copy of a 3PL Agreement for each of the facilities identified on Schedule 8.1; and
(l) Purchaser shall have delivered to Seller a duly executed copy of a Lease for each of the facilities identified on Schedule 8.1.
8.3 Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in Sections 8.1 or 8.2, as the case may be, to refuse to consummate the transactions contemplated by this Agreement if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

ARTICLE IX
LIMITATIONS ON LIABILITY; WAIVERS
9.1 Waivers of Representations and Warranties. None of the representations or warranties of the Parties contained in this Agreement shall survive the Closing other than as provided in Section 7.13 and Section 7.19. For the avoidance of doubt, all representations and warranties of the Parties contained in this Agreement (other than the Seller Fundamental Representations, the Purchaser Fundamental Representations and the representations and warranties set forth in Sections 5.9(a)(x), 5.9(c), 5.9(d), 5.9(e), 5.15, 5.18 and 5.21) shall terminate at Closing. Other than as provided in Section 7.13 and Section 7.19, after the Closing:
(a) there shall be no liability or obligation on the part of any Party (including such Party’s incorporator, member, stockholder, partner, Affiliates or Representatives) hereto to any other Party for any breach of any representation or warranty of the Parties contained in this Agreement;
(b) no Party shall bring any claim of any nature against any other Party (including such Party’s incorporator, member, stockholder, partner, Affiliates or Representatives) for any breach of any representation or warranty of the Parties contained in this Agreement; and
(c) each Party hereby irrevocably releases and waives all claims (including any claims for contribution) for any breach of any representation or warranty of the Parties contained in this Agreement.
Notwithstanding anything in this Agreement to the contrary, in no event shall anything contained herein (including Section 7.19) limit any claim for intentional fraud.
9.2 Other Limitations and Waivers.
(a) Seller shall be deemed not to have breached any representation or warranty contained in ARTICLE V as a consequence of the existence of any fact, circumstance or event that is disclosed on any Schedule to this Agreement, whether or not such Schedule includes a cross-reference to the specific Section containing such representation or warranty or the specific Section containing such representation or warranty includes a reference to such Schedule, so long as the applicability of such disclosure to such representation or warranty is readily apparent on the face of the disclosure.
(b) Notwithstanding anything contained in this Agreement to the contrary, Purchaser, on behalf of itself and its Affiliates, acknowledges and agrees that, except for the representations and warranties contained in ARTICLE V and any certificate provided hereunder and the other Ancillary Agreements, neither Seller nor any other Person is making any express or implied representation or warranty with respect to Seller, the Company Group, the Business or the transactions contemplated by this Agreement. Seller disclaims any other representations or warranties, whether made by Seller, the Company Group, any Affiliate of Seller or the Company Group or any of their respective Representatives and Purchaser disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person. Purchaser, on behalf of itself and its Affiliates, acknowledges that it has conducted its own independent investigation of the Company Group and its properties and assets and the Business, and in making its determination to proceed with the transactions contemplated by this Agreement, Purchaser has relied on the results of Purchaser’s independent investigation and the representations and warranties set forth in this Agreement and the Ancillary Agreements.
9.3 No Right of Set-off. No Party shall have any right to set-off, net or offset any amounts owing to such Party or its Affiliates under this Agreement or any Ancillary Agreement against any payments to be made or owed by such Party or its Affiliates pursuant to this Agreement, the Ancillary Agreements or any other agreement among the Parties.
9.4 Waiver of Damages. Notwithstanding anything to the contrary contained in this Agreement or provided for under any applicable Law, neither Party shall, in any event, be liable to any other Person, either in contract or in tort, for any punitive damages or damages of the type not recoverable under Delaware law as of the Closing Date, in each case except to the extent incurred as a result of a third party claim against an Indemnified Party. Nothing in this ARTICLE IX shall reduce or alter the type of damages available to Purchaser under the R&W Policy.
ARTICLE X
MISCELLANEOUS
10.1 Payment of Transfer Taxes. All transfer, sales, use, intangible, recordation, registration, documentary, stamp or similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest, and for the avoidance of doubt, not including any taxes based upon or calculated by reference to income or gain, which shall be borne solely by the Seller), of any nature whatsoever (collectively, the “Transfer Taxes”), applicable to, or resulting from, the transactions contemplated by this Agreement shall be borne equally by Purchaser and the Seller provided that, any Transfer Taxes applicable to, or resulting from, the Restructuring shall be borne solely by the Seller. Notwithstanding the foregoing, the Seller shall not be required to bear GST/HST payable by Target 3 as a result of the Restructuring provided that such GST/HST liabilities are fully offset by GST/HST input tax credits available to Target 3 in connection with the payment of such tax
10.2 Expenses. Except as otherwise provided in this Agreement, each of Seller and Purchaser shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement and document contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.
10.3 Forum; Consent to Service of Process; Waiver of Jury Trial.
(a) Seller and Purchaser agree that the appropriate, exclusive and convenient forum (the “Forum”) for any disputes (whether at law or in equity and whether in tort, contract or otherwise) arising out of or related to this Agreement or the transactions contemplated hereby shall be in the Court of Chancery in the City of Wilmington, New Castle County, Delaware, except where such court lacks subject matter jurisdiction. In such event, the Forum shall be in the federal district court sitting in Wilmington, Delaware or, in the event such federal district court lacks subject matter jurisdiction, then in the Superior Court in the City of Wilmington, New Castle County, Delaware. Each of Purchaser and Seller irrevocably submits to the jurisdiction of such courts, and any appellate court from any thereof, solely in respect of any disputes arising out of or related to this Agreement or the transactions contemplated hereby. Purchaser and Seller further agree that the Parties shall not bring a Legal Proceeding with respect to any disputes arising out of or related to this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts; provided, however, that the foregoing shall not limit the rights of the Parties to obtain execution of a judgment in any other jurisdiction. Purchaser and Seller further agree, to the extent permitted by Law, that a final nonappealable Order against a Party in any Legal Proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, with a certified or exemplified copy of such Order being conclusive evidence of the fact and amount of such judgment. Notwithstanding the foregoing, Seller, the Company Group and the Purchaser and their controlled Affiliates (A) agrees that it will not bring or support any Legal Proceeding against the Debt Financing Source Related Parties in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter, the definitive documentation for the Debt Financing, the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the U.S. District Court for the Southern District of New York (and appellate courts thereof), (B) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (C) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in this Agreement shall be effective service of process against it for any such action brought in any such court, (D) waives and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (E) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
(b) To the extent that a Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, such Party hereby irrevocably:
(i) waives such immunity in respect of its obligations with respect to this Agreement; and
(ii) submits to the personal jurisdiction of each court described in Section 10.3(a).

(c) Each of Seller, Company Group and Purchaser hereby consents to process being served on such Party in any Legal Proceeding contemplated by this Section 10.3 by delivery of a copy thereof in accordance with the provisions of Section 10.6.
(d) THE PARTIES HEREBY IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY DISPUTES (whether at law or IN equity and whether in tort, contract or otherwise) BETWEEN THE PARTIES ARISING OUT OF ALL RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR INVOLVING DEBT FINANCING SOURCE RELATED PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT COMMITMENT LETTER, THE DEFINITIVE DOCUMENTATION FOR THE DEBT FINANCING, OR THE PERFORMANCE THEREOF.
10.4 Entire Agreement; Amendments and Waivers. This Agreement (including the Exhibits and Schedules hereto), any Ancillary Agreements hereto and the Confidentiality Agreement represent the entire understanding and agreement between the Parties with respect to the subject matter hereof and thereof, and supersede all prior agreements and undertakings, both written and oral (including, in the case of any conflict, the Contribution Agreements). This Agreement can be supplemented or amended, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such supplement, amendment, or waiver is sought; provided, that the Xerox Provisions (and any definitions used in such provisions or other provisions of this Agreement to the extent an amendment, supplement, waiver or other modification of such definitions or other provisions would modify the substance of such Xerox Provisions) shall not be amended, supplemented, waived or otherwise modified in any manner that impacts or is otherwise adverse in any respect to the Debt Financing Sources without the prior written consent of the Debt Financing Sources. No action taken pursuant to this Agreement, including any investigation by or on behalf of a Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of a Party to exercise, and no delay by a Party in exercising, any right, power or remedy hereunder shall operate as a waiver thereof by such Party, nor shall any single or partial exercise of such right, power or remedy by a Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy by such Party.
10.5 Governing Law. The provisions of this Agreement, all of the agreements and documents delivered pursuant hereto, their execution, performance or nonperformance, interpretation, construction and all matters based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action (whether at law or in equity and whether in tort, contract or otherwise) based upon, arising out of or related to any representation or warranty contained in or made in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by the Laws, both procedural and substantive, of the State of Delaware without regard to its conflict of laws provisions that if applied might require the application of the Laws of another jurisdiction. Notwithstanding anything herein to the contrary, except to the extent the terms of the Debt Commitment Letter expressly provides for the application of the Laws of the State of Delaware, all claims or causes of action (whether in contract or tort or statute, whether at law or in equity) against any Debt Financing Source Related Party arising out of or relating to this Agreement, the Debt Commitment Letter, the definitive documentation relating to the Debt Financing or the transactions (including Debt Financing) contemplated hereby or thereby will be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than New York.
10.6 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given:
(a) when delivered personally by hand (with written confirmation of receipt);
(b) one Business Day after the day sent by overnight courier (with written confirmation of receipt); or
(c) when sent by electronic mail transmission (with receipt confirmed);
in each case to the following physical and electronic mail addresses (or to such other physical and electronic mail address as a Party may have specified by notice given to the other Party pursuant to this provision):
If to Seller, to:
Univar Solutions Inc.
3075 Highland Pkwy Ste 200
Downers Grove IL 60515
Attn: David Lim
Email: David.Lim@UnivarSolutions.com
with copies to (which shall not constitute notice):
Univar Solutions Inc.
3075 Highland Pkwy Ste 200
Downers Grove IL 60515
Attn: Julie Halperin
Email: julie.halperin@UnivarSolutions.com

and
Stinson LLP
7700 Forsyth Boulevard
St. Louis, Missouri 63105
Attn: Michael Campbell
        Jack Bowling
Email: michael.campbell@stinson.com
        jack.bowling@stinson.com
If to Purchaser, to:
ENS Holdings III Corp.
c/o AEA Investors SBF LP
666 Fifth Avenue
36th Floor
New York, NY 10103
Attn: General Counsel
Email: bburns@aeainvestors.com
with a copy to (which shall not constitute notice):
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
Attn: Steven Steinman and Maxwell Yim
Email: steven.steinman@friedfrank.com; maxwell.yim@friedfrank.com

10.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to supplement or amend this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
10.8 Binding Effect; No Third Party Beneficiaries; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person other than the Parties, except as provided in Section 7.7 and 10.12; provided, that the Debt Financing Source Related Parties are express third party beneficiaries of the Xerox Provisions. No assignment of this Agreement or of any rights or obligations hereunder may be made by either Seller or Purchaser, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other Party and any attempted assignment without the required consents shall be void; provided that Purchaser may assign its rights (but not its obligations) under this Agreement and any Ancillary Agreement to any Debt Financing Source or any Affiliate thereof as collateral security in connection with the Debt Financing. No assignment of any obligations hereunder shall relieve the Parties of any such obligations. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.
10.9 Specific Performance. Subject to Section 4.4 and this Section 10.9, each Party acknowledges and agrees that the subject matter of this Agreement is unique, that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at Law would not be adequate to compensate any Party. Accordingly, each Party agrees that, subject to Section 4.4 and this Section 10.9, the other Party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement (including to enforce the obligations of the Parties to consummate the transactions contemplated by this Agreement pursuant to this Agreement) in addition to any other remedy to which they may be entitled (without any requirement that any Party provide any bond or other security). Each Party waives any defense that a remedy at Law is adequate and any requirement to post bond or provide similar security in connection with Legal Proceedings instituted for injunctive relief or specific performance of this Agreement. Notwithstanding anything in this Agreement to the contrary, the Parties hereto agree that Seller shall be entitled to obtain specific performance to enforce specifically the Purchaser’s obligation to cause the Equity Financing to be funded and to consummate the transactions contemplated hereby if, and only in the event that, (A) all conditions in Section 8.1 (Conditions Precedent to Obligations of Purchaser) have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing but which conditions are capable of being satisfied at the Closing) and Purchaser fails to complete the Closing when required pursuant to this Agreement, (B) the Debt Financing has been funded or will be funded at the Closing, and (C) Seller has irrevocably confirmed in writing to Purchaser that when specific performance is granted and the Equity Financing and Debt Financing are funded, Seller will take such actions within its control to cause the Closing to occur. While Seller and Purchaser may pursue both a grant of specific performance to the extent permitted by this Section 10.9 and the payment of the Termination Fee as provided by Section 4.4(a), under no circumstances shall Seller be permitted or entitled to receive both such grant of specific performance and payment of the Termination Fee.
10.10 Non-Recourse. Notwithstanding anything to the contrary contained herein, this Agreement may only be enforced against, and any claims or causes of action based upon, arising out of or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against, the Parties (and the Company Group with respect to Section 7.19). Other than the Parties, no past, present or future incorporator, member, stockholder, partner, Affiliate or Representative of Seller or Purchaser, or any of their respective Affiliates or Representatives (collectively, the “Non-Contract Persons”), shall have any liability or obligation for any Liabilities (whether in contract or in tort, in law or in equity, or granted by statute) of Seller or Purchaser, as applicable, for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the Ancillary Agreements or based on, in respect of, or by reason of this Agreement or the Ancillary Agreements or their negotiation, execution, performance, or breach; and, to the maximum extent permitted by law, each Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such other Non-Contract Person; provided, that, for the avoidance of doubt, in no event shall the foregoing be deemed to limit the liability or obligation of any Non-Contract Person under any Ancillary Agreement to which such Non-Contract Person is a party or any other Surviving Arrangement to which such Non-Contract Person is a party. In no event will Seller, its Affiliates and each of their (and their respective Affiliates’) stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from any Debt Financing Source Related Party, or seek to enforce the commitments against, make any claims for breach of the commitments contained in the Debt Commitment Letter against, or seek to recover monetary damages from, or otherwise bring any claim, cause of action, action, cross-claim or third-party claim of any kind or description whether in law or in equity, whether in tort, contract or otherwise, against, any Debt Financing Source Related Party for any reason, in each case to the extent based upon, arising out of or related to this Agreement, the Debt Commitment Letter, the definitive documentation for the Debt Financing, the Debt Financing or the transactions contemplated hereby or thereby. Seller, its Affiliates and each of their (and their respective Affiliates’) stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives hereby waives any and all claims and causes of action, whether in law or equity, whether in tort, contract or otherwise, against the Debt Financing Source Related Parties that may be based upon, arise out of or relate to this Agreement, the Debt Commitment Letter, the definitive documentation for the Debt Financing, the Debt Financing or the transactions contemplated hereby or thereby; provided, that nothing in this Section 10.10 will limit Purchaser’s rights against the Debt Financing Sources under the Debt Commitment Letter and the definitive documentation for the Debt Financing. No Debt Financing Source Related Party shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.
10.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together constitute one and the same instrument. Signatures transmitted by facsimile or electronic delivery in .pdf format will be deemed originals for purposes of this Agreement.
10.12 Waiver of Conflicts; Transaction Privilege.
(a) Purchaser hereby acknowledges and agrees that Stinson LLP and in house counsel of Seller and Univar Solutions Inc. (the “Seller Legal Counsel”) has represented Seller and certain of its Affiliates (including the Company Group) in connection with various matters, including the negotiation, preparation, execution and delivery of this Agreement, and that Seller and its Affiliates (other than the Company Group) (each a “Seller Group Member” and collectively, the “Seller Group Members”) have a reasonable expectation that, after the Closing, the Seller Legal Counsel will represent them in connection with various matters, including any claim or Legal Proceeding involving any Seller Group Member, on the one hand, and Purchaser or any of its Affiliates (each a “Purchaser Group Member” and collectively the “Purchaser Group Members”), on the other hand, arising out of or related to this Agreement or the transactions contemplated hereby.
(b) Purchaser, on its own behalf and on behalf of the other Purchaser Group Members, hereby expressly waives and agrees not to assert any conflict of interest that may arise or be deemed to arise under applicable Law or standard of professional responsibility if, after the Closing, the Seller Legal Counsel represent the Seller Group Members or any of them in connection with any Legal Proceeding arising out of or related to this Agreement or the transactions contemplated hereby.
(c) In addition, each of the Parties irrevocably acknowledges and agrees that, from and after the Closing, any attorney-client privilege arising from communications relating to this Agreement prior to the Closing, including the negotiation, preparation, execution and delivery of this Agreement, between any one or more Representatives of the Company Group, on the one hand, and the Seller Legal Counsel, on the other hand, shall be excluded from the property, rights, privileges, powers, franchises and other interests held by the Company Group under applicable Law, that such attorney-client privilege shall be deemed held solely by Seller, and that no Purchaser Group Member shall have any right to assert, waive or otherwise alter any such attorney-client privilege at any time after the Closing. Accordingly, the Company Group and the Purchaser Group Members shall not have access to any such communications or to the files of the Seller Legal Counsel relating to such engagement. Further, to the extent that files of the Seller Legal Counsel in respect of such engagement constitute property of the client, only Seller for the benefit and on behalf of the Seller Group Members (and not the Purchaser Group Members) shall hold such property rights and the Seller Legal Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Purchaser Group Members by reason of any attorney-client relationship between the Seller Legal Counsel and the Company Group. In the event that any claim or Legal Proceeding arises after the Closing between the Purchaser Group Members, on the one hand, and a Person other than the Seller Group Members, on the other hand, any Purchaser Group Member may assert any applicable privilege held by Seller to prevent the disclosure of any such information to any third party.
(d) This Section 10.12 is for the benefit of the Seller Group Members and the Seller Legal Counsel and such Persons are intended third party beneficiaries of this Section 10.12. This Section 10.12 shall be irrevocable, and no term of this Section 10.12 may be amended or waived without the prior written consent of Seller (which may be withheld for any reason).
[The Remainder of This Page Is Intentionally Left Blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.
ENS HOLDINGS III CORP.
By:  /s/ Benjamin Fischer
        Name: Benjamin Fischer
        Title: Vice President
ENS CANADA HOLDINGS CORP.
By:  /s/ Benjamin Fischer
        Name: Benjamin Fischer
        Title: Vice President
ENS HOLDINGS II CORP.
By:  /s/ Benjamin Fischer
        Name: Benjamin Fischer
        Title: Vice President

[Signature Page to Amended and Restated Securities Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.
UNIVAR SOLUTIONS INC., a Delaware corporation
By:  /s/ Kerri Howard
        Name: Kerri Howard
        Title: Treasurer
UNIVAR SOLUTIONS USA INC., a Washington corporation
By:  /s/ Kerri Howard
        Name: Kerri Howard
        Title: Treasurer
UNIVAR CANADA LTD., an Alberta limited corporation
By:  /s/ Kerri Howard
        Name: Kerri Howard
        Title: Treasurer

[Signature Page to Amended and Restated Securities Purchase Agreement]

ANNEX A
DEFINITIONS
1. Certain Definitions: For purposes of the Agreement, the following terms shall have the meanings set forth as follows:
(a) “Adjusted Purchase Price” means an amount equal to:
(i) the Purchase Price, plus
(ii) Estimated Cash, minus
(iii) Estimated Indebtedness, minus
(iv) Estimated Seller Transaction Expenses, plus
(v) the Estimated Working Capital Adjustment Amount, minus
(vi) the Holdco Note Amount, minus
(vii) the Lease Deduct Amount.
(b) “Adjusted Reference Working Capital” means Reference Working Capital minus $3,000,000.
(c) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract, by the ability to elect more than 50% of the members of the board of directors or other governing body of such Person, or otherwise; provided that in no event shall any Sponsor portfolio company be deemed an Affiliate of Purchaser.
(d) “Affiliated Group” means any affiliated group within the meaning of Section 1504 of the Code and any comparable or analogous group under state, local or foreign Tax Law.
(e) “Agreed Accounting Principles” means the accounting principles set forth on Schedule 1.1(e).
(f) “Ancillary Agreements” means the Transition Services Agreement, the License Agreement (CropWeb), Seller Parent IP Assignment, Leases, Real Estate License Agreements, 3PL Agreements, Supply Agreement, the Contribution Agreements, the Securities

Assignments, the Corporativo Agreement, and the other documents, agreements, exhibits, schedules or certificates being executed and delivered in connection with this Agreement and the consummation of the transactions contemplated herein.
(g) “Assumed Benefit Plan” means any Business Benefit Plan (or portion thereof) (i) that is sponsored or maintained by any Company Group Entity, (ii) for which Liabilities and assets will transfer to Purchaser under applicable Law as a result of the transactions contemplated by this Agreement, or (iii) that Purchaser has explicitly agreed to assume pursuant to this Agreement, and, in each case, which is identified as an Assumed Benefit Plan on Schedule 5.14(a).
(h) “Assumed Liabilities” means all of the following Liabilities to the extent resulting from or arising out of the Business, whether accrued, incurred or arising prior to, on or after the Closing (provided that Assumed Liabilities shall not include any Liabilities in respect of Excluded Liabilities):
i. All Liabilities relating to, resulting from or arising out of the Operating Shared Contracts to the extent relating to the Business or the Business Assets; provided that Assumed Liabilities shall not include the Liabilities in respect of any Operating Shared Contracts for which the Company Group does not receive the corresponding rights and benefits (directly or indirectly) under such Operating Shared Contracts relating to the Business or the Business Assets;
ii. Except as set forth in Section 7.10(h), all Liabilities in respect of any Business Employee;
iii. All Liabilities to suppliers (other than accounts payable) and customers under Contracts with Seller or Affiliates that constitute Business Assets;
iv. All accounts payable and all other Liabilities of the Business, in each case to the extent included as current liabilities in the calculation of Final Working Capital Adjustment Amount;
v. All Liabilities arising under Environmental Laws to the extent, resulting from or arising out of the ownership, operation, use or conduct of the Business or the Business Assets;
vi. All Liabilities arising under Assumed Benefit Plans;

vii. All Liabilities for which Purchaser or any of its Affiliates expressly has responsibility, or that are assumed by, retained by or agreed to be performed by Purchaser or its Affiliates, pursuant to the terms of this Agreement or any Ancillary Agreement; and
viii. All Liabilities to the extent relating to, resulting from or arising out of the ownership, operation, use or conduct of the Business or the Business Assets (other than (i) Liabilities that are more specifically addressed above, and (ii) obligations of the Seller Group Members under the Surviving Arrangements and this Agreement).
(i) “Business” means the business of marketing, offering, selling, providing and distributing pesticide and pesticide equipment to the structural pest control, public health, industrial vegetation management, turf and ornamental, and animal health markets and the U.S. non-row crop portion of the agricultural industry (and ancillary services related thereto), as conducted by Seller and its Affiliates for the past two (2) years and excluding the marketing, offering, selling, providing or distributing products containing glyphosate (the “Glyphosate Business”). For the avoidance of doubt, “Business” does not include the Seller’s distribution business to the agricultural industry market as conducted by Seller for the past two (2) years (which, for the avoidance of doubt, does not involve the distribution of pesticide or pesticide equipment in the U.S.).
(j) “Business Assets” means the assets, properties and other rights or claims of Seller and its Affiliates primarily used in, primarily held for use in, or primarily arising out of the Business (other than the Specified Excluded Assets), including the Contribution Agreement Assets.
(k) “Business Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), any employment, retention, profit- sharing, bonus, stock option, stock appreciation right, stock purchase, restricted stock, phantom equity, and other equity- or equity-based, incentive, deferred compensation, retirement, severance, termination, change-in-control, transaction, defined benefit, pension, savings, retirement, vacation, group or individual health, dental, medical and life insurance, fringe benefit or other benefit or compensation plan, program, policy, agreement or arrangement sponsored, maintained or contributed to, or required to be contributed to, by Seller Parent or any of its Subsidiaries, whether formal or informal, written or unwritten, for the benefit of any current or former Business Employee, in which any current or former Business Employee participates or under which any current or former Business Employee has any present or future rights to benefits, or with respect to which Seller Parent or any of its Subsidiaries has any Liability relating to any current or former Business Employees, other than plans established pursuant to statute.

(l) “Business Day” means any day of the year on which national banking institutions in New York, New York are open to the public for conducting business and are not required or authorized to close.
(m) “Cash Amount” means the sum of all of the Company Group’s cash and cash equivalents, on a consolidated basis, determined in accordance with GAAP. For the avoidance of doubt, “Cash Amount” shall, without duplication for items in the Working Capital Adjustment Amount, (A) be calculated net of issued but uncleared checks and drafts, and (B) include uncleared checks and drafts received, and credit card receivables in transit, for the account of the Business. For the avoidance of doubt, “Cash Amount” shall not include any amounts paid by Purchaser in connection with the Closing.
(n) “Code” means the Internal Revenue Code of 1986.
(o) “Company Group” means, collectively, Target 1, Target 2 and Target 3.
(p) “Company Guarantees” means all guarantees, letters of credit, bonds, sureties and other credit support or assurances provided by Seller or its Affiliates in support of any obligations of any Company Group Entity, including those listed on Schedule 5.19(a).
(q) “Contract” means any legally binding contract, indenture, note, bond, lease, commitment, understanding, undertaking or other agreement or arrangement.
(r) “Contribution Agreement Assets” means the assets described on the schedules to the Contribution Agreements
(s) “Corporativo Agreement” means a services agreement between Target 2 and Univar Corporativo for the provision of services by the Corporativo Employees after Closing, in form and substance reasonably acceptable to Purchaser.
(t) “Corporativo Employees” means the Business Employees employed by Univar Corporativo.
(u) “Debt Financing Source Related Party” means any Debt Financing Source or any former, current or future Affiliate of any Debt Financing Source or any former, current or future director, officer, employee, agent, advisor, general or limited partner, manager, member, controlling person, representative, stockholder or Affiliate, successor or assignee of any of the foregoing.
(v) “Debt Financing Sources” means the agents, arrangers, lenders and other persons or entities that have committed to provide or arrange or have otherwise entered into agreements in connection with all or any part of the Debt Financing or any other debt financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, including the parties named in the Debt Commitment Letter (but excluding in each case the Purchaser and the Company Group).

(w) “Effective Time” means 11:59 p.m. CT on the Closing Date.
(x) “Environmental Law” means any Law or legally binding guidance documents in effect on the date hereof regarding pollution, contamination, or pertaining to the protection of natural resources, the environment or public or employee health and safety, civil protection, facility operation and any matters relating to emissions, discharges, disseminations, Releases or threatened Releases, of Hazardous Materials into the air, surface water, groundwater, soil, land surface or subsurface, buildings, real property or otherwise arising out of, relating to, or resulting from the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling, Release or threatened Release of Hazardous Materials, including the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. Section 9601 et seq.), the Emergency Planning and Community Right-to-Know Act (42 U.S.C. Section 11001 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Section 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section 136 et seq.), the Mexican General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos) and its regulations and the Federal Environmental Liability Law (Ley Federal de Responsabilidad Ambiental), the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.) and any such applicable state, provincial or local equivalents.
(y) “Equity Interests” means with respect to any Person, (i) equity interests, or voting interests of such Person, (ii) interests of such Person convertible into or exchangeable for equity interests, or voting interests of such Person, or (iii) options, warrants, or other rights to acquire from such Person, or other obligations of such Person (contingent or otherwise) to issue, deliver, or sell, any equity interests, or voting interests or interests convertible into or exchangeable for equity interests, or voting interests of such Person (or any phantom or similar interest therein).
(z) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
(aa) “Event” means any fact, circumstance, occurrence, development, condition, matter, change, event or effect.
(bb) “Excluded Assets” means all the assets and properties that are owned, leased or licensed by the Seller or any of its Subsidiaries (other than the Business Assets), including the Specified Excluded Assets.
(cc) “Excluded Business” means the businesses and operations of Seller and its Affiliates (other than the Business), including the Glyphosate Business, prior to, on or after the Closing.
(dd) “Excluded Effect” means an effect resulting from any one or more of the following:

(i) any change, after the date of this Agreement, in the United States, Canada, Mexico, or foreign economies or securities or financial markets in general;
(ii) any change, after the date of this Agreement, that generally affects any industry in which the Company Group operates;
(iii) any change arising in connection with any natural disasters, hostilities, acts of war, sabotage, terrorism or military actions or any escalation or material worsening of any such natural disasters, hostilities, acts of war, sabotage, terrorism or military actions existing or underway as of the date hereof;
(iv) any action taken by Purchaser or its Affiliates with respect to the transactions contemplated hereby or with respect to the Company Group;
(v) any changes, after the date of this Agreement, in applicable Laws or accounting rules;
(vi) the failure of the Company Group or the Business to meet any forecasts or internal projections (provided that the exclusion in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Material Adverse Effect); or
(vii) the public announcement of this Agreement (provided that no effect shall be given to this clause (vii) for purposes of any representation or warranty which expressly addresses the effect of the execution and delivery of, or the performance of the obligations under, this Agreement or consummation of the transactions contemplated hereby or for purposes of the condition set forth in Section 8.1(a) to the extent such condition relates to such representation or warranties);
(except, with respect to subclauses (i), (ii), (iii) and (v), to the extent such effect is disproportionately adverse to the Company Group or the Business as compared to other participants in the industries in which the Business operates).
(ee) “Excluded Liabilities” means all of the following Liabilities, whether accrued, incurred or arising prior to, on or after the Closing:
i. All Liabilities to the extent relating to, resulting from, or arising out of the Shared Contracts to the extent relating to the Excluded Business or the Excluded Assets;

ii. All Liabilities in respect of any employees of Seller or its Affiliates (other than Business Employees), any collective bargaining representative of any such employees or any multiemployer plan to which Seller or its Affiliates contributes on behalf of such employees;
iii. All Liabilities to the extent, resulting from or arising out of the ownership, operation, use or conduct of the Excluded Business or the Excluded Assets (but, for the avoidance of doubt, excluding the obligations of the Company Group under the Surviving Arrangements);
iv. All Liabilities with respect to, or claims for benefits under, any Business Benefit Plan subject to Title IV of ERISA that is not an Assumed Benefit Plan;
v. All Liabilities arising from the arrangement between Target 2 and Univar Corporativo, including the Intercompany Agreement, dated January 1, 2016 between Target 2 and Univar Corporativo, as amended by 2017 Addendum (and the services rendered thereunder), other than the Liabilities arising from the services to be provided by Univar Corporativo to Target 2 following Closing;
vi. All Liabilities arising under Environmental Laws to the extent relating to, resulting from or arising out of, (i) the Excluded Assets or the Excluded Business, (ii) Hazardous Materials at any real property no longer owned, leased or operated by the Business, (iii) any matters disclosed on Schedule 5.17(a) or Schedule 5.18(a) or (iv) any other matters first occurring or existing on or prior to the Closing to the extent within the Knowledge of Seller;
vii. All Liabilities resulting from or arising out of Pre-Closing Occurrences and of the type reflected as Medical Claims, Worker’s Compensation Claims or IBNR in the financial records of Seller;
viii. All Liabilities (excluding the Assumed Liabilities assumed by the Company Group pursuant to the terms of the Contribution Agreements) relating to, resulting from or arising out of the Restructuring and the transactions contemplated thereby; and
ix. All Liabilities for which Seller or any of its Affiliates (other than the Company Group) expressly has responsibility, or that are assumed by, retained by or agreed to be performed by Seller or its Affiliates (other than the Company Group), pursuant to the terms of this Agreement or any Ancillary Agreement.
(ff) “Excluded Real Property” means the real property described on Schedule 8.1.
(gg) “Facilities” means the Company Properties and any buildings, facilities, located on, in, under, or above such real property.
(hh) “Final Adjusted Purchase Price” means an amount equal to (which, notwithstanding anything herein to the contrary, shall conclusively constitute the adjusted purchase price):
(i) the Purchase Price, plus
(ii) Final Cash, minus
(iii) Final Indebtedness, minus
(iv) Final Seller Transaction Expenses, plus
(v) the Final Working Capital Adjustment Amount, minus
(vi) the Holdco Note Amount, minus
(vii) the Lease Deduct Amount.
(ii) “Final Determination” means a determination made by a taxing authority or other governmental authority (including pursuant to a settlement) or court of competent jurisdiction where all rights to object to or appeal from the determination (including any right to obtain relief under a competent authority or similar process) have been exhausted or have expired.
(jj) “Glyphosate Business” has the meaning set forth in the definition of “Business”.
(kk) “GAAP” means generally accepted accounting principles in the United States, as in effect on the date hereof; provided that when used in respect of any Financial Record, GAAP shall be as in effect on the date of the relevant Financial Record.
(ll) “Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

(mm) “Government Official” means any officer or employee of a foreign Governmental Body (including any entities that are owned or controlled by a Governmental Body), any non-U.S. political party and officials and employees thereof, any candidates for non-U.S. political offices, any officer or employee of a public international organization (as defined by the FCPA), or any Person acting in an official capacity for or on behalf of any such Governmental Body, or for or on behalf of any of the foregoing.
(nn) “Group Tax” means any U.S. federal, state or local, or non-U.S. Tax computed or imposed on an Affiliated Group basis for an Affiliated Group that includes (i) any Company Group Entity together with (ii) Seller or any Subsidiary of Seller that is not a Company Group Entity, including any interest, penalty, or addition thereto, whether disputed or not.
(oo) “Group Tax Return” means any Tax Return relating to Group Taxes.
(pp) “Hazardous Material” means any substance, material or waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” “pollutant,” “contaminant,” “radioactive,” or words of similar meaning or effect, or that could give rise to liability under Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, per- and polyfluoroalkyl substances, infectious, carcinogenic, mutagenic or etiologic agents, pesticides, defoliants, explosives, flammables, corrosives, radon, and urea formaldehyde insulation.
(qq) “Holdco Note” means a note substantially in the form attached hereto as Exhibit J.
(rr) “Holdco Note Amount” means $5,000,000.
(ss) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
(tt) “Income Taxes” means any Taxes imposed on net income.
(uu) “Indebtedness” of any Person means, without duplication, on a consolidated basis:
(i) indebtedness of such Person for money borrowed, or incurred in substitution or exchange for indebtedness for borrowed money, and obligations evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;
(ii) all obligations of such Person issued or assumed as the deferred purchase price of property, assets or services, whether fixed or contingent (including any earnout, holdback or similar payment);
(iii) all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business that are reflected in the Final Working Capital Adjustment Amount);
(iv) all obligations of such Person under any lease to the extent any such lease is required under GAAP to be classified as a finance lease (as provided under Accounting Standards Codification 842), which, for the avoidance of doubt, excludes from the definition of Indebtedness leases which are classified as operating leases and capitalized to the balance sheet in accordance with Accounting Standards Codification 842;
(v) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, but only to the extent the same has been drawn or called;
(vi) all net obligations of such Person under interest rate or currency swap transactions or other hedging Contracts (in each case valued at their termination value at the date of determination);
(vii) all obligations of such Person for off balance sheet financing, including synthetic leases;
(viii) to current or former equityholders with respect to unpaid dividends or other distributions;
(ix) any intercompany indebtedness between Seller and its Subsidiaries (other than the Company Group), on the one hand, and the Company Group, on the other hand, to the extent not terminated prior to Closing, other than the intercompany balances set forth on Schedule 7.12;
(x) all accrued and unpaid bonuses under the Univar Solutions Incentive Plan, the ES: Sales Incentive Plan, and all other employee-related bonuses (except to the extent such amounts are being treated as Seller Transaction Expenses);
(xi) the Liability set forth on Schedule 1.1(uu);
(xii) all obligations of the type referred to in clauses above of other Persons the payment of which such Person is responsible or liable as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and

(xiii) all obligations of the type referred to in clauses above of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).
Notwithstanding anything herein to the contrary, Indebtedness (A) shall include all obligations (including all obligations in respect of principal, accrued interest, penalties, fees (including prepayment fees), expenses, costs, premiums, termination fees, breakage, make-whole payments, penalties and other payments associated with the repayment of such Indebtedness, in each case, assuming the repayment of the underlying obligations as of the relevant time) of such Person, but (B) shall not include the aggregate dollar amount of all liabilities properly characterized as current liabilities of the Company Group and included in the calculation of Final Working Capital Adjustment Amount or obligations under the Leases.
(vv) “Intentional Breach” means, with respect to any representation, warranty, covenant or agreement, an action or omission taken or omitted to be taken that the breaching party intentionally takes (or intentionally fails to take) and knows (or reasonably should have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, covenant or agreement.
(ww) “Intellectual Property” means all intellectual property rights arising from or in respect of the following:
(i) patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon;
(ii) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, internet domain names and corporate names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof (collectively, “Trademarks”);
(iii) copyrights and registrations and applications therefor, works of authorship and mask work rights;
(iv) Software; and
(v) Technology.
(xx) “Inventory” means inventory, finished goods, raw materials, packaging, supplies, spare parts, work-in process.
(yy) “ISRA” means the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq.

(zz) “IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation.
(aaa) “ITA” means the Income Tax Act, R.S.C. 1985, c.1 (5th Supplement).
(bbb) “Knowledge of Purchaser” means the actual or constructive knowledge (assuming reasonable inquiry of their direct reports) of those Persons identified on Schedule 1.1(bbb).
(ccc) “Knowledge of Seller” means the actual or constructive knowledge (assuming reasonable inquiry of their direct reports) of those Persons identified on Schedule 1.1(ccc).
(ddd) “Law” means any foreign, federal, state or local law, statute, code, ordinance, common law, rule or regulation.
(eee) “Lease Deduct Amount” means $3,000,000.
(fff) “Legal Proceeding” means any judicial, administrative or arbitral action, prosecution, suit or proceeding (public or private) or investigations (including subpoenas by a Governmental Body) by or before a Governmental Body.
(ggg) “Liability” means any liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), including any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, Tax or expense (including attorneys’ fees and other professionals’ fees and attorneys’ and other professionals’ out-of-pocket costs).
(hhh) “Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, license, community property interest, equitable interest, charge, option, right of first refusal, easement, encroachment, right of way, servitude or similar right of others or restriction of any kind, including any restriction on use, voting transfer, receipt of income, or exercise of any other attribute of ownership, or any agreement to give any of the foregoing.
(iii) “Losses” means all Liabilities, losses, damages, assessments, judgments, settlements, claims, interest, awards, costs, Taxes, fines, penalties and expenses (including attorneys’ fees and other costs and expenses of investigating or contesting any of the foregoing).
(jjj) “Material Adverse Effect” means any Event that, either individually or in the aggregate with all other Events:
(i) has had or would reasonably be expected to have a material adverse effect on the business, assets, properties, results of operations or financial condition of the Company Group or the Business, excluding any effect resulting from any Excluded Effect; or

(ii) would reasonably be likely to prevent or materially impair the ability of Seller to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.
(kkk) “Materiality Qualifications” means all references to the terms “material” (and variations thereof), “material to the Business, taken as a whole” (and variations thereof), the term “Material Adverse Effect” and similar qualifications or exceptions included in the representations and warranties set forth in ARTICLE V and ARTICLE VI other than such references included in clause (ii) of Section 5.8(a).
(lll) “Net Working Capital” means, on a consolidated basis, the current assets of the Company Group minus the current liabilities of the Company Group, all as determined in accordance with the Agreed Accounting Principles as of the Effective Time and excluding (i) Indebtedness of the Company Group to the extent paid at the Closing, and (ii) Cash Amount at the Effective Time.
(mmm) “Open Source Software” means Software that is, contains or is derived from Software distributed as freeware, shareware or open source Software, or under similar licensing or distribution models that (a) require the licensing, disclosure or distribution of source code to any other Person; (b) prohibit or limit the receipt of consideration in connection with licensing or distributing any Software; (c) allow any Person to decompile, disassemble or reverse engineer any Software; (d) require the licensing or distribution of any Software to any other Person for the purpose of making derivative works; or (e) otherwise are identified as open source licensing or distribution models by the Open Source Initiative at www.opensource.org or the Free Software Foundation at www.fsf.org.
(nnn) “Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body or settlement agreement.
(ooo) “Ordinary Course of Business” means the ordinary and usual course of business of the Business consistent with past practice.
(ppp) “Organizational Documents” means:
(i) with respect to any corporation, its articles or certificate of incorporation and bylaws;
(ii) with respect to any limited liability company, its articles or certificate of formation or organization (and any applicable certificate of conversion and articles of organization) and limited liability company agreement;
(iii)  with respect to any partnership, its articles or certificate of formation and partnership agreement; and

(iv) with respect to any other entity, the comparable document governing the existence and operation of such entity.
(qqq) “Original SPA Date” means December 5, 2019.
(rrr) “Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by or under obligation of assignment to a Company Group Entity.
(sss) “Permits” means any approvals, authorizations, consents, licenses, permits, clearances, closures, decisions, registrations, declarations, concessions, grants, franchises, certificates, identification numbers exemptions, waivers, and filings issued or required by any Governmental Body under applicable Law.
(ttt) “Permitted Exceptions” means:
(i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in title commitments or surveys that have been made available to Purchaser that do not adversely affect in any material respect the current use of the applicable property;
(ii) statutory liens for current Taxes not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which proper reserves have been established on the financial statements in accordance with GAAP;
(iii) mechanics’, carriers’, workers’, repairers’ and similar Liens not yet overdue arising or incurred in the Ordinary Course of Business;
(iv) zoning ordinances, building codes, entitlements and other land use regulations promulgated by any Governmental Body, including Environmental Laws; provided the same are not violated by the current use of the applicable property;
(v) title of a lessor under a capital or operating lease;
(vi) matters identified on Schedule 1.1(ttt); and
(vii) Liens created by Purchaser or its successors and permitted assigns.
(uuu) “Person” means any individual, corporation, partnership, firm, joint venture, association, joint enterprise, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

(vvv) “Pre-Closing Period” means the period beginning on the date of this Agreement and ending on the earlier of the Closing and the date this Agreement is terminated in accordance with its terms.
(www) “Purchaser Fundamental Representations” means the representations and warranties contained in Sections 6.1 (Organization and Good Standing), 6.2 (Authorization of Agreement) and 6.5 (Financial Advisors).
(xxx) “Reference Working Capital” means $42,105,144 (Forty-Two Million One Hundred Five Thousand One Hundred Forty-Four Dollars).
(yyy) “Registered” means issued or renewed by, registered, recorded or filed with, or the subject of a pending application before any Governmental Body or Internet domain name registrar.
(zzz) “Release” means any spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, dispersal, leaching, migration, emitting, escaping or other release into the indoor or outdoor environment.
(aaaa) “Remedial Action” means all actions to:
(i) clean up, remove, treat or in any other way address any Hazardous Material;
(ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment;
(iii)  perform pre-remedial studies and investigations or post-remedial monitoring and care; and
(iv) respond to or correct a condition of noncompliance with Environmental Laws.
(bbbb) “Representatives” means, in relation to a Person, its Affiliates and its and its Affiliates’ directors, managers, officers, employees, agents, advisers, attorneys, accountants, financial advisors, consultants and other agents and representatives.
(cccc) “Restructuring Document” means any agreement, deed, bill of sale, endorsement, assignment, certificate or other instrument, including instruments of conveyance or assignment, to be entered into, executed or delivered by Seller or any of its Subsidiaries in connection with the Restructuring.
(dddd) “Seller Fundamental Representations” means the representations and warranties contained in Sections5.1(a) (Organization and Good Standing), 5.2 (Authorization of Agreement), 5.4 (Ownership and Transfer of the Company Group Securities), 5.5 (Capitalization), 5.6 (No Subsidiary or Minority Investment) and 5.20 (Financial Advisors).

(eeee) “Seller Parent IP Assignment” means the Intellectual Property Assignment, by and between Seller Parent and Target 1 in the form attached hereto as Exhibit K.
(ffff) “Seller Transaction Expenses” means the fees and expenses owed or incurred by any of Seller and the Company Group at any time and unpaid at the Effective Time (or paid as contemplated by Section 3.2(d)) in connection with the preparation, negotiation, or execution of this Agreement, any Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby or the Restructuring, including (i) all fees, expenses and other costs of investment bankers, attorneys, accountants and other representatives and consultants and third party advisors, along with any data room manager expenses, payable or incurred by Seller and the Company Group in connection with the Restructuring, the consummation of the transactions contemplated by this Agreement or any Ancillary Agreements hereto, and (ii) all transaction bonuses, change in control payments and retention or “stay” bonuses, severance, and any other similar payments or compensatory amounts or entitlements, in each case, paid or payable to any Business Employee in connection with the transactions contemplated by this Agreement (excluding any amount that becomes payable solely due to any action taken by Purchaser or its Affiliates following the Closing), including the employer portion of any employment Taxes payable by Seller or its Subsidiaries in connection with such payments.
(gggg) “Software” means any and all of the following, other than “shrink wrap” licenses:
(i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in assemblers, applets, compilers, source code, object code or executable code;
(ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise;
(iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, design tools, templates, menus, buttons and icons; and
(iv) documentation, including user manuals and other training documentation, related to any of the foregoing..
(hhhh) “Specified Excluded Assets” means the Excluded IP, the Excluded Real Property (but, for the avoidance of doubt, excluding the rights of the Company Group under the Leases), the assets held by Univar Brasil Ltda, a Subsidiary of Seller Parent, and the products containing glyphosate.
(iiii) “Subsidiary” of any specified Person means any other Person of which such first Person owns (either directly or through one or more other Subsidiaries) at least fifty percent (50%) of the outstanding equity securities or securities carrying at least fifty percent

(50%) of the voting power in the election of the board of directors or other governing body of such Person, and with respect to which entity such first Person is not otherwise prohibited contractually or by other legally binding authority from exercising control.
(jjjj) “Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.
(kkkk) “Taxes” means:
(i) all federal, state, provincial, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, estimated, ad valorem, value added (and similar taxes, such as Canadian HST), transfer, franchise, profits, inventory, license, withholding, payroll, employment, employer health, social security, unemployment, excise, severance, stamp, occupation, property and estimated and other taxes, customs duties, fees, assessments and charges of any kind whatsoever (including any government pension plan premiums and contributions, social security premiums, workers’ compensation premiums, and employment or unemployment insurance or compensation premiums and contributions); and
(ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (i), and any interest in respect of such amounts.
(llll) “Tax Indemnification Event” means a Final Determination having been made by a taxing authority, other governmental Authority or a court of competent jurisdiction regarding a liability for Taxes.
(mmmm) “Tax Return” means all returns, declarations, reports, elections, estimates, information returns and statements filed or required to be filed in respect of any Taxes, and whether in tangible or electronic form.
(nnnn) “Technology” means all designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials.
(oooo) “Trademarks” has the meaning set forth in subsection (ii) of the definition of “Intellectual Property”.

(pppp) “Transition Services Agreement” means the Transition Services Agreement, dated as of the Closing Date, by and between Seller and Target 1, in the form attached hereto as Exhibit L.
(qqqq) “Transactions” means the transactions contemplated by this Agreement, including the transactions contemplated by the Ancillary Agreements.
(rrrr) “WARN” means the Workers Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local Law and applicable regulation.
(ssss) “Working Capital Adjustment Amount” means:
(i) if the absolute value of the difference between Net Working Capital and Adjusted Reference Working Capital is more than $500,000.00 then the Working Capital Adjustment Amount (which may be a positive or negative number) will be an amount equal to Net Working Capital minus Reference Working Capital.
(ii) if the absolute value of difference between Net Working Capital and Adjusted Reference Working Capital is less than or equal to $500,000.00 then the Working Capital Adjustment Amount will be an amount equal to negative three million dollars (-$3,000,000).
(tttt) “Xerox Provisions” means Section 4.4, Section 10.3, Section 10.4, Section 10.5, Section 10.8 and Section 10.10(b) (and any related definitions used in the Xerox Provisions).
2. Terms Defined Elsewhere in the Agreement. For purposes of the Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section
3PL Agreement	8.1(q)
Act	6.4
Agreement	Introduction
Alternate Debt Financing	7.21(c)
Antitrust Division	7.4(a)(ii)
Anti-Corruption Laws	5.17(c)
Antitrust Laws	5.3(b)(i)
Available Insurance Policies Schedule	5.22
Business Employee	5.15(e)
Business Employee Schedule	5.15(e)
Canadian Business Restructuring	Recitals
Canadian Contribution Agreement	Recitals

Term	Section
Chain of Title Clean-Up	7.24(f)
Claims Notice	7.19(e)
Closing	4.1
Closing Date	4.1
Closing Statement	3.3
Closing Statement Delivery Date	3.3
COBRA	7.10(k)
Commitment Letters	6.7(a)
Company Group	Recitals
Company Group Entity	Recitals
Company Group Securities	Recitals
Company Property	5.10(a)
Company Properties	5.10(a)
Competing Proposal	7.15
Confidentiality Agreement	7.6(a)
Contingent Worker	5.15(d)
Continuing Employees	7.10(f)
Contribution Agreements	Recitals
Corporativo Employee Transfer	7.10(d)
Current 401(k) Plan	7.10(i)
Debt Commitment Letter	6.7(a)
Debt Financing Enforcement Costs	6.7(a) 4.4(b)
Equity Commitment Letter	6.7(a)
Equity Financing	6.7(a)
Estimated Cash	3.3(b)
Estimated Indebtedness	3.3(c)
Estimated Seller Transaction Expenses Estimated Working Capital Adjustment Amount	3.3(d) 3.3(a)
Excluded IP	5.12(a)
FCPA	5.17(c)
Final Cash	3.4(a)(ii)
Final Closing Calculations	3.4(a)(iv)
Final Closing Statement	3.4(a)
Final Indebtedness	3.4(a)(iii)

Term	Section
Final Seller Transaction Expenses Final Working Capital Adjustment Amount	3.4(a)(iv) 3.4(a)(i)
Financial Records	5.7
Financing	6.7(a)
Foreign Continuing Employee	7.10(f)
Forum	10.3(a)
FTC	7.4(a)(ii)
General Enforceability Exceptions	5.2
Indemnified Party	7.19(e)
Indemnified Party Defense Matter	7.19(g)
Indemnifying Party	7.19(e)
Indemnitees	7.7(a)
Initial Univar License Period	7.24(a)
Insurance Policies	5.22
Interim Financial Records	5.7
Lease	8.1(o)
Leave Offered Employees	7.10(a)
Letter of Credit	7.11(a)
License Agreement (CropWeb)	8.1(n)
Limited Guarantee	Recitals
Material Contracts	5.13(a)
Material Service Providers	5.23
Material Customers	5.23
Material Shared Contract	5.19(c)
Material Suppliers	5.23
New 401(k) Plan	7.10(i)
New Contract	7.26(a)
Non-Assignable Assets	7.3
NJ DEP	7.25
Operating Shared Contract Original SPA	7.26(a) Recitals
Owned Software	5.12(e)
Party	Introduction
Parties	Introduction
Personal Property Leases	5.11(a)
Pre-Closing Asset Transfers	7.23(a)
Pre-Closing Occurrence	7.14(a)

Term	Section
PJC Privileged Information	5.20 7.27(c)
Privileges	7.27(b)
Purchase Price	3.1(a)
Purchaser	Introduction
Purchaser 1	Introduction
Purchaser 2 Purchaser 3	Introduction Introduction
Purchaser Documents	6.2
Purchaser Group Member	10.12(a)
Purchaser Group Members	10.12(a)
Purchaser Indemnified Parties	7.19(a)
Purchaser Plans	7.10(g)
Purchaser Taxes	7.13(a)
R&W Policy	6.6
Real Estate License Agreement	8.1(p)
Real Property Lease	5.10(a)
Real Property Leases	5.10(a)
Recall Recovery Expenses	5.24(a) 7.19(k)
Related Person	5.19(b)
Restricted Period	7.20(a)
Restricted Territory	7.20(a)
Restricted Business	7.20(a)
Restructuring	Recitals
Required Permits	5.17(a)(iv)
Sanctions	5.17(d)
Securities Assignments	8.1(h)
Seller	Introduction
Seller 1	Introduction
Seller 2	Introduction
Seller Documents	5.2
Seller Group Member	10.12(a)
Seller Group Members	10.12(a)
Seller Indemnified Parties	7.19(b)
Seller Legal Counsel	10.12(a)
Seller Parent	Introduction

Term	Section
Seller Trademarks	7.24(a)
Seller Taxes	7.13(a)
Separation Costs	7.11(a)
Settlement	7.19(g)
Shared Contract	5.19(c)
Shared Facility	5.19(c)
Sponsor	Recitals
Supply Agreement Surviving Arrangements	8.1(r) 7.12
SVIP	7.10(j)
Target 1	Recitals
Target 1 Securities	Recitals
Target 1 Securities Assignment	8.1(e)
Target 2	Recitals
Target 2 Securities	Recitals
Target 3 Target 3 Benefit Plans	Recitals 7.10(b)
Target 3 Securities	Recitals
Target 3 Securities Assignment	8.1(h)
Tax Allocation	3.5
Tax Allocation Statement	3.5
Tax Sharing Agreement	5.9(x)
Tax Proceeding	7.13(e)
Termination Date	4.2(a)
Termination Fee	4.4(a)
Third Party Consents	7.3
Third Party Claim	7.19(g)
Threshold	7.19(h)
Trade Controls	5.17(d)
Transfer Taxes	10.1
U.S. Business Restructuring	Recitals
U.S. Contribution Agreement Univar Corporativo Univar License Transition Period	Recitals 7.10(d) 7.24(b)